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As filed with the Securities and Exchange Commission on September 3, 2004

Registration No. 333-116027

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 4 to
FORM S-1
REGISTRATION STATEMENT
Under
Securities Act of 1933

BEACON ROOFING SUPPLY, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	5033 (Primary Standard Industrial Classification Code Number)	36-4173371 (I.R.S. Employer Identification No.)

1 Lakeland Park Drive
Peabody, MA 01960
(877) 645-7663
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Robert R. Buck
President and Chief Executive Officer
Beacon Roofing Supply, Inc.
1 Lakeland Park Drive
Peabody, MA 01960
(877) 645-7663
(Name, address, including zip code, and telephone number
including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Robert Minkus David McCarthy Schiff Hardin LLP 6600 Sears Tower Chicago, Illinois 60606	Leland Hutchinson Winston & Strawn LLP 35 W. Wacker Drive Chicago, Illinois 60601

        Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell, and we are not soliciting an offer to buy, these securities in any state where the offer or sale is not permitted.

Subject to completion, dated September 3, 2004

Prospectus

13,500,000 shares

Common stock

This is the initial public offering of common stock of Beacon Roofing Supply, Inc. We are selling 8,500,000 shares of common stock, and the selling stockholders identified in this prospectus are selling an additional 5,000,000 shares. We will not receive any of the proceeds from the sale of the shares by the selling stockholders. The estimated initial public offering price is between $12 and $14 per share.

Prior to this offering, there has been no public market for our common stock. We have applied to have our common stock listed on The Nasdaq National Market under the symbol "BECN."

	Per share	Total

Initial public offering price	$	$
Underwriting discounts	$	$
Proceeds to Beacon, before expenses	$	$
Proceeds to selling stockholders, before expenses	$	$

Certain stockholders have granted the underwriters an option for a period of 30 days to purchase up to 2,025,000 additional shares of our common stock on the same terms and conditions set forth above to cover over-allotments, if any.

Investing in our common stock involves a high degree of risk. See "Risk factors" beginning on page 8.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to investors on                         , 2004.

JPMorgan	William Blair & Company

Robert W. Baird & Co.

BB&T Capital Markets

Morgan Keegan & Company, Inc.

               , 2004

Beacon Roofing Supply, Inc.

BEACON ROOFING SUPPLY BRANCH LOCATIONS
66 BRANCHES
12 STATES
3 CANADIAN PROVINCES

BEACON SALES CO

BEACON SALES

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. Offers to sell, and solicitations of offers to buy, shares of our common stock are being made only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

No action is being taken in any jurisdiction outside the United States to permit a public offering of common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restriction as to this offering and the distribution of this prospectus applicable to those jurisdictions.

i

Prospectus summary

This summary highlights selected information contained elsewhere in this prospectus. Because this is only a summary, it does not contain all the information that may be important to you. You should read the entire prospectus carefully, especially "Risk factors" beginning on page 8 and our consolidated financial statements and related notes, before deciding to invest in our common stock.

Our business

We are one of the largest distributors of residential and non-residential roofing materials in the United States and Canada. We also distribute other complementary building materials, including siding, windows, specialty lumber products and waterproofing systems, for residential and non-residential building exteriors. We operate 66 branches in 12 states and three Canadian provinces, carrying up to 7,500 stock keeping units, or SKUs, per location and serving more than 18,000 customers. We are a leading distributor of roofing materials in key metropolitan markets in the Northeast, Mid-Atlantic, Southeast and Southwest regions of the United States and in Eastern Canada. We believe we are the first or second largest distributor in each of the regions we serve.

We also provide our customers with a comprehensive array of value-added services related to the products we sell. We believe that our ability to provide these additional services efficiently and reliably strengthens our relationships with our customers, improves our gross profit margins and distinguishes us from our competition. We have earned a reputation for excellent employees, professionalism and high quality service.

Our diverse customer base represents a significant majority of the residential and non-residential roofing contractors in our markets. Our branch-based operating model allows us to capitalize on our extensive knowledge of the local and regional markets that we serve, tailoring our product offerings and services to customer needs while benefiting from the purchasing, information technology, credit and other resources and efficiencies of a national distribution organization.

We have achieved our growth through a combination of integrating seven strategic and complementary acquisitions between 1998 and 2001, opening new branch locations and broadening our product offering. We have grown from $76.7 million in sales in fiscal year 1998 to $559.5 million in sales in fiscal year 2003, which represents a compound annual growth rate of 48.8%. Our internal growth, which includes growth from existing and newly opened branches but excludes growth from acquired branches until they have been under our ownership for at least one full fiscal year, was 2.4% per annum over the same period. During this five-year period, we opened seven new branch locations and our same store sales were flat over the same period. Same store sales is defined as the aggregate sales from branches open for the entire comparable annual periods within the five-year period. Income from operations has increased from $5.3 million in fiscal year 1998 to $31.3 million in fiscal year 2003, which represents a compound annual growth rate of 42.6%. In the nine months ended June 30, 2004, we had sales of $472.7 million and income from operations of $31.1 million, representing internal growth of 19.6% and 61.7%, respectively, in sales and income from operations over the comparable 2003 period. During this nine-month period, we opened two new branch locations and our same store sales increased 18.8% for branches open during each of the entire comparable nine-month periods. We believe that our proven business model will continue to deliver industry-leading growth and operating profit margins.

U.S. industry overview

In 2003, the U.S. roofing market was estimated to be an approximately $10 billion industry, which is projected to grow by over 3% annually through the end of the decade. Roughly 70% of expenditures in this market is for re-roofing projects, with the balance being new construction. Re-roofing projects are generally considered maintenance expenditures and are less likely than new construction projects to be postponed during periods of recession or slow economic growth. As a result, demand for roofing products is less volatile than overall demand for construction products.

The U.S. roofing market can be separated into the residential roofing market, representing approximately 60% of volume, and the non-residential roofing market. Through the end of the decade, non-residential roofing construction is expected to grow faster than residential roofing construction.

Regional variations in economic activity influence the level of demand for roofing products across the United States. Demographic trends, including population growth and migration, contribute to regional variations in residential demand for roofing products through their influence on regional housing starts and existing home sales.

Despite recent consolidation, the roofing and related building materials distribution industry remains highly fragmented. According to IBISWorld Pty Ltd., the industry in the United States consists of more than 1,800 distributors. The industry is characterized by a large number of small and local regional participants. As a result of their small size, many of these distributors lack the corporate, operating and IT infrastructure required to compete effectively.

The market for other exterior building products for residential and non-residential construction is also growing. As in the roofing industry, demand for these products is driven by the repair and remodeling market as well as the new construction market.

Our strengths

We believe that our sales and earnings growth has been and will continue to be driven by our primary competitive strengths, which include the following:

  •
  National scope combined with regional expertise.    We believe we are one of the four largest roofing materials distributors in the United States and Canada and either the first or second largest in each of our core geographic markets. We utilize a branch-based operating model in which branches maintain local customer relationships but benefit from centralized functions such as information technology, accounting, financial reporting, credit, purchasing, legal and tax services. This allows us to provide customers with specialized products and personalized local services tailored to a geographic region, while benefiting from the resources and scale efficiencies of a national distributor.

  •
  Diversified business model that reduces impact of economic downturns.    We believe that our business is meaningfully protected in an economic downturn because of our high concentration in re-roofing, mix between residential and non-residential products, geographic and customer diversity, and financial and operational ability to expand our business and obtain market share.

  •
  Superior customer service.    We believe that our high level of customer service and support differentiates us from our competitors. We employ experienced salespeople who provide advice and assistance in properly identifying products for various applications. We also provide services such as safe and timely job site delivery, logistical support and marketing assistance. We believe that the services provided by our employees improve our customers' efficiency and profitability which, in turn, strengthens our customer relationships.

  •
  Strong platform for growth and acquisition.    Since 1997, we have consistently increased revenue and operating income at rates well in excess of the growth in the overall roofing materials distribution industry. We have expanded our business through strategic acquisitions, new branch openings and the diversification of our product offering. We have successfully acquired companies and significantly improved their financial and operating performance after acquisition.

  •
  Sophisticated IT platform.    We have made a significant investment in our information systems, which we believe are among the most advanced in the roofing distribution industry. These systems provide us with a consistent platform across all of our operations that helps us achieve additional cost reductions, greater operating efficiencies, improved purchasing, pricing and inventory management and a higher level of customer service.

  •
  Industry-leading management team.    We believe that our key personnel, including branch managers, are among the most experienced in the roofing industry. Our executive officers, regional vice presidents and branch managers have an average of over 18 years of roofing industry experience.

  •
  Extensive product offering and strong supplier relationships.    We have a product offering of up to 7,500 SKUs, representing an extensive assortment of high-quality branded products. We believe that our extensive product offering has been a significant factor in attracting and retaining many of our customers. Because of our significant scale, product expertise and reputation in the markets that we serve, we have established strong ties to the major residential roofing materials manufacturers and are able to achieve substantial volume discounts.

Growth strategies

Our objective is to become the preferred supplier of roofing and other exterior building product materials in the U.S. and Canadian market while continuing to increase our revenue base and maximize our profitability. We plan to attain these goals by executing the following strategies:

  •
  Expand geographically through new branch openings.    Significant opportunities exist to expand our geographic focus by opening additional branches in existing or contiguous regions. Since 1997, we and our acquired companies have successfully entered numerous markets through greenfield expansion. Our strategy with respect to greenfield opportunities is to open branches within our existing markets, where existing customers have expanded into new regions and in areas that have no ideal acquisition candidates or where potential acquisitions are likely to be too costly.

  •
  Pursue acquisitions of regional market-leading roofing materials distributors.    Acquisitions have historically been an important component of our growth strategy. We believe that there are significant opportunities to grow our business through disciplined, strategic acquisitions. With only a few large, well-capitalized competitors in the industry, we believe that we can continue to build on our distribution platform by successfully acquiring additional roofing materials distributors. We have successfully integrated seven new businesses during the past six years.

  •
  Expand product offerings.    We believe that continuing to increase the breadth of our product line and customer service are effective methods of increasing sales to current customers and attracting new customers. We work closely with customers and suppliers to identify new building products and services, including windows, siding, waterproofing systems, insulation and metal fabrication. In addition, we believe we can expand by introducing products that we currently offer in certain of our existing markets into some of our other markets. In particular, we believe that we can introduce non-residential roofing products into certain of our markets that are currently largely residential.

Our corporate information

Our company was incorporated in Delaware in 1997 as the successor to a company founded in 1928. Our principal executive office is located at 1 Lakeland Park Drive, Peabody, Massachusetts 01960, and our telephone number at that address is (877) 645-7663. We maintain a website on the Internet at www.beaconroofingsupply.com. The information contained in our website is not a part of, and should not be considered as being incorporated by reference into, this prospectus.

The offering

Common stock offered by Beacon	8,500,000 shares
Common stock offered by the selling stockholders	5,000,000 shares
Common stock to be outstanding after this offering	26,359,127 shares
Use of proceeds
We intend to use the net proceeds from this offering to repay debt and redeem warrants. We will not receive any of the proceeds from the sale of common stock by the selling stockholders. See "Use of Proceeds."
Proposed Nasdaq National Market symbol	"BECN"

The number of shares of common stock to be outstanding after this offering excludes:

  •
  1,904,284 shares of common stock issuable upon the exercise of outstanding options at a weighted average exercise price of $2.40 per share; and

  •
  2,200,000 additional shares of common stock that are reserved for future grants, awards or sale under our new stock plan.

Unless otherwise indicated, all information contained in this prospectus:

  •
  assumes an initial public offering price of $13 per share, which is the mid-point of the range set forth on the front cover of this prospectus;

  •
  assumes the underwriters' over-allotment option will not be exercised;

  •
  gives effect to a 4,550-for-1 stock split in connection with this offering;

  •
  gives effect to the redemption of warrants to purchase 2,839,937 shares of common stock in connection with this offering; and

  •
  gives effect to the reclassification of the class A common stock as common stock, the elimination of the class B common stock, the increase of the number of authorized shares of common stock to 100,000,000, and the creation of 5,000,000 shares of undesignated preferred stock in connection with this offering.

Risk factors

See "Risk factors" and the other information included in this prospectus for a discussion of the factors you should consider carefully before deciding to invest in shares of our common stock.

Summary consolidated financial data

The following table presents a summary of our historical financial information. When you read this summary consolidated financial data, it is important that you read along with it the historical financial statements and related notes, as well as the sections titled "Management's discussion and analysis of financial condition and results of operations" and "Unaudited pro forma consolidated financial data," included elsewhere in this prospectus.

	Fiscal year ended					Nine months ended
(dollars in thousands, except per share data)	Sept. 25, 1999	Sept. 30, 2000	Sept. 29, 2001 (53 weeks)	Sept. 28, 2002	Sept. 27, 2003	June 30, 2003	June 30, 2004

Statement of operations data:
Net sales	$127,008	$223,955	$415,089	$549,873	$559,540	$395,269	$472,714
Cost of products sold	100,540	179,900	321,153	413,925	418,662	295,312	351,955

Gross profit	26,468	44,055	93,936	135,948	140,878	99,957	120,759
Operating expenses	17,978	33,687	75,209	106,520	109,586	80,739	89,685

Income from operations	8,490	10,368	18,727	29,428	31,292	19,218	31,074
Interest expense	(4,028)	(7,479)	(15,702)	(15,308)	(14,052)	(10,390)	(9,205)
Change in value of warrant derivatives(1)	(676)	(1,200)	(116)	(2,756)	(2,614)	(1,910)	(20,302)
Loss on early extinguishment of debt	0	(1,607)	(2,487)	0	0		(3,285)
Income taxes	(1,930)	(1,024)	(798)	(6,153)	(7,521)	(3,855)	(8,178)

Net income (loss)	$1,856	$(942)	$(376)	$5,211	$7,105	$3,063	$(9,896)

Net income (loss) per share
Basic	$0.24	$(0.10)	$(0.03)	$0.29	$0.40	$0.17	$(0.56)
Diluted	$0.20	$(0.10)	$(0.03)	$0.29	$0.39	$0.17	$(0.56)
Weighted average shares outstanding
Basic	7,813,693	9,325,186	15,019,783	17,697,484	17,841,976	17,847,807	17,823,346
Diluted	9,065,092	9,325,186	15,019,783	17,891,673	18,230,455	18,198,632	17,823,346
Pro forma statement of operations data:(2)
Pro forma net income					$14,934		$15,739
Pro forma net income per share
Basic					$0.57		$0.60
Diluted					$0.56		$0.58
Pro forma weighted average shares outstanding
Basic					26,341,976		26,323,346
Diluted					26,730,455		26,905,152
Other financial and operating data:
Depreciation and amortization	$2,001	$2,664	$6,239	$5,851	$6,047	$4,860	$5,033
Capital expenditures (excluding acquisitions)	$1,700	$2,124	$4,504	$4,538	$4,978	$2,540	$3,848
Number of locations	19	38	60	62	65	64	66

As of June 30, 2004 (in thousands)	Actual	Pro forma as adjusted(3)

Balance sheet data:
Cash	$473	$473
Total assets	292,392	292,392
Current debt and warrant derivative liability	65,698	36,251
Long-term debt, net of current portion	69,156	23,556
Warrant derivative liabilities—long-term	22,636	—
Stockholders' equity	33,267	131,368
(1)
The change in value of warrant derivatives represents changes in the fair market value of certain warrants previously issued in connection with debt financings that may require cash settlement at the option of the holders.

(2)
The pro forma income statement data assumes that we completed the sale of 8,500,000 shares of our common stock at a price of $13 per share, and used the proceeds to repay debt and redeem warrants as set forth under "Use of proceeds," as of the beginning of the fiscal year ended September 27, 2003 and the nine months ended June 30, 2004.

(3)
Pro forma as adjusted to reflect the impact of the offering and the application of the net proceeds.

Risk factors

Investing in our common stock involves a high degree of risk. You should carefully consider the following factors, as well as other information contained in this prospectus, before deciding to invest in shares of our common stock. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment in our common stock.

Risks relating to our business and industry

We may not be able to successfully identify acquisition candidates, effectively integrate newly acquired businesses into our operations or achieve expected profitability from our acquisitions.

Our growth strategy includes acquiring other roofing materials distributors. We continually seek acquisition candidates in selected markets and from time to time engage in exploratory discussions with potential candidates. If we are not successful in finding attractive acquisition candidates that we can acquire on satisfactory terms, or if we cannot complete those acquisitions that we identify, it is unlikely that we will sustain the historical growth rates of our business.

Acquisitions involve numerous risks, including:

  •
  unforeseen difficulties in integrating operations, technologies, services, accounting and personnel;

  •
  diversion of financial and management resources from existing operations;

  •
  unforeseen difficulties related to entering geographic regions where we do not have prior experience;

  •
  potential loss of key employees; and

  •
  inability to generate sufficient revenue to offset acquisition or investment costs.

In addition, if we finance acquisitions by issuing equity securities or securities convertible into equity securities, our existing stockholders would be diluted, which, in turn, could adversely affect the market price of our stock. Moreover, we could finance an acquisition with debt, resulting in higher leverage and interest costs. As a result, if we fail to evaluate and execute acquisitions properly, we might not achieve the anticipated benefits of these acquisitions, and we may incur costs in excess of what we anticipate.

An inability to obtain the products that we distribute could result in lost revenues and reduced margins and damage relationships with customers.

We distribute roofing and other exterior building materials that are manufactured by a number of major suppliers. Although we believe that our relationships with our suppliers are strong and that we would have access to similar products from competing suppliers should products be unavailable from current sources, any disruption in our sources of supply, particularly of the most commonly sold items, could result in a loss of revenues and reduced margins and damage relationships with customers. Supply shortages may occur as a result of unanticipated demand or production or delivery difficulties. When shortages occur, roofing material suppliers often allocate products among distributors.

Loss of key personnel or our inability to attract and retain new qualified personnel could hurt our ability to operate and grow successfully.

Our success is highly dependent upon the services of Robert Buck, our President and Chief Executive Officer, David Grace, our Chief Financial Officer, and historically Andrew Logie, our Chairman of the Board and Executive Vice President. Our success will continue to depend to a significant extent on our executive officers and key management personnel, including our regional vice presidents. We do not have key man life insurance covering any of our executive officers. We may not be able to retain our executive officers and key personnel or attract additional qualified management. The loss of any of our executive officers or our other key management personnel or our inability to recruit and retain qualified personnel could hurt our ability to operate and make it difficult to execute our acquisition and internal growth strategies.

A change in vendor rebates could adversely affect our income and gross margins.

The terms on which we purchase product from many of our vendors entitle us to receive a rebate based on the volume of our purchases. These rebates effectively reduce our costs for products. If market conditions change, vendors may adversely change the terms of some or all of these programs. Although these changes would not affect the amounts at which we have recorded product already purchased, it may lower our gross margins on products we sell or income we realize in future periods.

Cyclicality in our business could have a material adverse effect on our financial condition and results of operations.

We sell a portion of our products for new residential and non-residential construction. The strength of these markets depends on new housing starts and business investment, which are a function of many factors beyond our control, including interest rates, employment levels, availability of credit and consumer confidence. Future downturns in the regions and markets that we serve could have a material adverse effect on our operating results or financial condition.

Seasonality in the construction and re-roofing industry generally results in second quarter losses.

Our second quarter is typically adversely affected by winter construction cycles and weather patterns in colder climates as the level of activity in the new construction and re-roofing markets decreases. Because much of our overhead and expense remains relatively fixed throughout the year, we generally record a loss during our second quarter. We expect that these seasonal variations will continue in the future.

If we encounter difficulties with our management information systems, we could experience problems with inventory, collections, customer service, cost control and business plan execution.

We believe our management information systems are a competitive advantage in maintaining our leadership positions in the roofing distribution industry. If we experience problems with our management information systems, we could experience product shortages or an increase in accounts receivable. Any failure by us to maintain our management information systems could adversely impact our ability to attract and serve customers and would cause us to incur higher operating costs and experience delays in the execution of our business plan.

Our failure to compete successfully could cause our revenue or market share to decline.

We currently compete in the distribution of roofing materials primarily with smaller distributors, but we also face competition from a number of multi-regional distributors of roofing materials and national distributors of building products that are larger and have greater financial resources than us. Our competitors' greater financial resources may enable them to offer higher levels of service or a broader selection of inventory than we can. As a result, we may not be able to continue to compete effectively with our competition.

An impairment of goodwill could have a material adverse effect on our results of operations.

Acquisitions frequently result in the recording of goodwill and other intangible assets. At June 30, 2004, goodwill represented approximately 32% of our total assets. Goodwill is no longer amortized and is subject to impairment testing at least annually using a fair value based approach. The identification and measurement of goodwill impairment involves the estimation of the fair value of our single reporting unit. Our accounting for impairment contains uncertainty because management must use judgment in determining appropriate assumptions to be used in the measurement of fair value. We determine fair value using a market approach to value our business, which we believe consists of one reporting unit, distribution of building materials. The market approach involves applying an appropriate market multiple to operating performance for the trailing twelve-month period.

We evaluate the recoverability of goodwill for impairment in between our annual tests when events or changes in circumstances indicate that the carrying amount of goodwill may not be recoverable. Any impairment of goodwill would adversely affect our operating results.

Being a public company will increase our administrative costs and divert management time and attention, particularly to comply with new regulatory requirements implemented by the Securities and Exchange Commission and The Nasdaq National Market.

As a public company, we will incur significant legal, accounting, and other costs that we did not incur as a private company. We will incur all of the internal and external costs of preparing and distributing periodic public reports in compliance with our obligations under the securities laws. In addition to the Sarbanes-Oxley Act of 2002, we will be subject to a series of new rules and regulations that the Securities and Exchange Commission, or the SEC, and The Nasdaq National Market, or Nasdaq, have adopted. In addition to increasing costs, we expect our compliance efforts will make some activities more time-consuming and divert management time and attention away from our core business. We will need to expand our operational and financial systems and controls as part of our compliance efforts.

We intend to take advantage of certain "grace periods" for newly public companies under certain of the new SEC and Nasdaq rules and regulations, which grace periods will provide us a short period of time after we become a public company before we are required to be in full compliance with these rules and regulations. For example, upon the consummation of this offering, we will not be in full compliance with the SEC and Nasdaq requirements that a majority of our board members and all of our audit committee members be "independent". Our ability to satisfy the various requirements before the expiration of the applicable grace periods will depend largely on our ability to attract and retain qualified independent members of our board of directors, particularly to serve on our audit committee, which may be more difficult in light of these new rules and regulations. If we fail to satisfy the various requirements before the expiration of the applicable grace periods, our common stock may be delisted from Nasdaq, which would cause a decline in the trading price of our common stock and impair the ability of the holders of our common stock to sell and buy our common stock in a public market.

We also expect these new rules and regulations will make it more difficult and more expensive for us to obtain director and officer liability insurance and may require us to accept reduced coverage or incur substantially higher costs to obtain coverage.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential stockholders could lose confidence in our financial reporting, which would harm the trading price of our stock.

Effective internal controls are necessary for us to provide reliable financial reports and prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. Inadequate internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock.

We have incurred losses in certain recent periods and may not be profitable in the future.

We have incurred losses in certain recent periods, including net losses of $9.9 million for the nine months ended June 30, 2004, and $0.9 million and $0.4 million for fiscal years 2000 and 2001, respectively. The impact of the change in our warrant derivative liabilities, which will be settled in connection with the closing of this offering, contributed to the losses in each of these periods.

Risks relating to this offering

Our common stock has no prior public market, and our stock price may decline after this offering.

Prior to this offering, there has been no public market for our common stock. We cannot assure you that an active trading market for our common stock will develop or be sustained after this offering. The initial public offering price for our common stock will be determined by negotiations between the representatives of the underwriters and us. The initial public offering price may not correspond to the price at which our common stock will trade in the public market subsequent to this offering, and the price of our common stock available in the public market may not reflect our actual financial performance.

The market price of our common stock could be subject to significant fluctuations after this offering. Among the factors that could affect our stock price are:

  •
  variations in our operating results;

  •
  analysts' earnings estimates and research reports;

  •
  speculation in the press;

  •
  strategic actions by us or our competitors, such as sales promotions, acquisitions or restructurings;

  •
  actions by institutional and other stockholders;

  •
  general market conditions; and

  •
  domestic and international economic factors unrelated to our performance.

The stock markets in general have recently experienced volatility that has sometimes been unrelated to the operating performance of particular companies. These broad market fluctuations may cause the trading price of our common stock to decline. In particular, you may not be able to resell your shares at or above the initial public offering price.

If securities or industry analysts do not publish research or reports about our business or publish negative research, or our results are below analysts' estimates, our stock price and trading volume could decline.

The trading market for our common stock may depend on the research and reports that industry or securities analysts may publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our stock or our results are below analysts' estimates, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Our current principal stockholders will continue to have significant influence over us after this offering, and they could delay, deter or prevent a change of control or other business combination or otherwise cause us to take action with which you may disagree.

Upon the closing of this offering, Code, Hennessy & Simmons III, L.P. will beneficially own approximately 32.1% of our outstanding common stock. In addition, three members of our board may be considered affiliates of Code Hennessy. As a result, Code Hennessy and its affiliates will have significant influence over our decision to enter into any corporate transaction and may have the ability to prevent any transaction that requires the approval of stockholders regardless of whether or not other stockholders believe that the transaction is in their own best interests. This concentration of voting power could have the effect of delaying, deterring or preventing a change of control or other business combination that might otherwise be beneficial to our stockholders.

Shares eligible for public sale after this offering could adversely affect our stock price.

Sales of our common stock by existing investors may begin shortly after the closing of this offering. Sales of a substantial number of shares of our common stock in the public market following this offering, or the perception that these sales could occur, could cause the market price of our common stock to decline. The shares of our common stock outstanding prior to this offering will be eligible for sale in the public market at various times in the future. Up to 13,643,912 shares of our common stock, including 13,500,000 shares of common stock sold in the offering, will be available for resale immediately. We, all of our officers and directors and certain of our stockholders have agreed, subject to limited exceptions, not to sell any shares of our common stock for a period of 180 days after the date of this prospectus without the prior written consent of J.P. Morgan Securities Inc. Upon expiration of the lock-up period described above, and subject to the provisions of Rule 144, an additional 12,715,215 restricted shares will be available for sale in the public market.

Your percentage ownership in us may be diluted by future issuances of capital stock, which could reduce your influence over matters on which stockholders vote and be dilutive to earnings.

Following the closing of this offering, our board of directors has the authority, without action or vote of our stockholders, except as required by Nasdaq, to issue all or any part of our authorized but unissued shares of common stock, including shares issuable upon the exercise of options. Issuances of common stock would reduce your influence over matters on which our stockholders vote and could be dilutive to earnings.

As a new investor, you will experience immediate and substantial dilution.

The initial public offering price of the common stock being sold in this offering is considerably more than the net tangible book value per share of our outstanding common stock. Accordingly, investors purchasing shares of common stock in this offering will pay a price per share that substantially exceeds, on a per share basis, the value of our assets after subtracting liabilities. Investors will suffer additional dilution to the extent outstanding stock options are exercised and to the extent we issue any stock or option to our employees under our stock plan.

We might need to raise capital, which might not be available.

We may require additional equity or debt financing in order to consummate an acquisition or for additional working capital for expansion or if we suffer losses. In the event additional financing is unavailable to us, we may be unable to expand or make acquisitions and our stock price may decline. If we need additional capital as a result of significant losses and additional financing is unavailable to us, we may default under covenants contained in our loan agreements and we may need to sell assets.

Provisions in our charter documents and under Delaware law could discourage a takeover that stockholders may consider favorable.

Provisions in our certificate of incorporation and by-laws, as amended and restated upon the closing of this offering, may have the effect of delaying or preventing a change of control or changes in our management. In addition, as a Delaware corporation, we are subject to certain Delaware anti-takeover provisions, including restrictions on our ability to engage in a business combination with any holder of 15% or more of our capital stock. Our board of directors could rely on Delaware law to prevent or delay an acquisition of us.

A portion of the proceeds of the offering will be used to benefit an affiliate and executive officers.

Our affiliate Code, Hennessy & Simmons III, L.P. and our executive officers David Grace and Andrew Logie, who is also a director, will receive net proceeds from the sale in this offering of shares of common stock owned by them. In addition, Code Hennessy, Mr. Grace and Mr. Logie will indirectly receive proceeds from the sale of shares of common stock by us when their subordinated notes and warrants are redeemed.

Forward-looking statements

The matters discussed in this prospectus that are forward-looking statements are based on current management expectations that involve substantial risks and uncertainties, which could cause actual results to differ materially from the results expressed in, or implied by, these forward-looking statements. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as "aim," "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "project," "should," "will be," "will continue," "will likely result," "would" and other words and terms of similar meaning in conjunction with a discussion of future operating or financial performance. You should read statements that contain these words carefully, because they discuss our future expectations, contain projections of our future results of operations or of our financial position or state other "forward-looking" information.

We believe that it is important to communicate our future expectations to our investors. However, there are events in the future that we are not able to accurately predict or control. The factors listed under "Risk factors," as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Although we believe that our expectations are based on reasonable assumptions, actual results may differ materially from those in the forward looking statements as a result of various factors, including, but not limited to, those described above under the heading "Risk factors" and elsewhere in this prospectus. Before you invest in our common stock, you should read this prospectus completely and with the understanding that our actual future results may be materially different from what we expect.

Forward-looking statements speak only as of the date of this prospectus. Except as required under federal securities laws and the rules and regulations of the SEC, we do not have any intention, and do not undertake, to update any forward-looking statements to reflect events or circumstances arising after the date of this prospectus, whether as a result of new information, future events or otherwise. As a result of these risks and uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements included in this prospectus or that may be made elsewhere from time to time by, or on behalf of, us. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

Use of proceeds

We estimate that our net proceeds from the sale of shares by us in this offering will be approximately $100.8 million, based on the assumed initial public offering price of $13 per share, the mid-point of the range on the cover of this prospectus, and after deducting underwriting discounts and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares by the selling stockholders.

We intend to use approximately $80.8 million of the net proceeds to us from this offering to redeem:

  •
  all of our outstanding 12% subordinated notes payable to related parties due August 21, 2007 and August 21, 2010 at par for a total redemption price of $21.8 million, including accrued and unpaid interest, at June 30, 2004;

  •
  all of our outstanding 18% junior subordinated notes payable due September 6, 2008 at par for a total redemption price of $17.7 million, including accrued and unpaid interest, at June 30, 2004;

  •
  all of our outstanding 8% subordinated promissory notes payable to related parties due August 21, 2007 at par for a total redemption price of $7.0 million, at June 30, 2004; and

  •
  warrants covering 2,839,937 shares of common stock, at a net aggregate purchase price of $34.3 million.

We will use the remaining $20.0 million of net proceeds to pay down our revolving credit facilities, which mature on December 31, 2006 and which had amounts outstanding at annual interest rates of 3.11% and 5.75%, as of June 30, 2004. Amounts repaid under the revolving credit facilities will be redrawn from time to time for general corporate purposes, including acquisitions.

Dividend policy

We have not paid cash dividends on our common stock and do not anticipate paying dividends in the foreseeable future. Our board of directors currently intends to retain any future earnings for reinvestment in our business. In any event, any determination to pay dividends will be at the discretion of our board of directors and will be dependent upon our results of operations and cash flows, our financial position and capital requirements, general business conditions, legal, tax, regulatory and any contractual restrictions on the payment of dividends, including the restrictions contained in the agreements governing our outstanding indebtedness and any other factors our board of directors deems relevant.

Capitalization

The following table sets forth our cash and our consolidated capitalization as of June 30, 2004:

  •
  on an actual basis; and

  •
  on a pro forma as adjusted basis to reflect the offering, the application of the net proceeds and the applicable pro forma adjustments described in "Unaudited pro forma consolidated financial data."

You should read the data set forth below in conjunction with "Management's discussion and analysis of financial condition and results of operations" and the consolidated financial statements and accompanying notes included elsewhere in this prospectus.

As of June 30, 2004 (in thousands)	Actual	Pro forma as adjusted

Cash	$473	$473

Current debt and warrant derivative liability:
Borrowings under revolving lines of credit	49,798	29,943
Warrant derivative liability	9,592	—
Current portions of long-term debt and capital lease obligations	6,308	6,308

	65,698	36,251

Long-term debt, net of current portion:
Senior notes payable and other obligations	22,500	22,500
Junior subordinated notes payable	16,756	—
Subordinated notes payable to related parties	28,844	—
Long-term obligations under capital leases	1,056	1,056

Total long-term debt	69,156	23,556

Warrant derivative liabilities—long-term	22,636	—

Stockholders' equity:
Class A common stock (voting); $.01 par value; 45,500,000 shares authorized; 18,091,988 issued (actual)	181	—
Class B common stock (nonvoting); $.01 par value; 45,500,000 shares authorized; none issued or outstanding	—	—
Common stock; $.01 par value; 100,000,000 shares authorized; 26,591,988 shares issued on a pro forma as adjusted basis	—	266
Preferred stock; $.01 per value; 5,000,000 shares authorized; and no shares issued and outstanding on an as adjusted basis	—	—
Additional paid-in capital	28,248	136,391
Deferred compensation	(1,107)	(1,107)
Treasury stock (232,861 shares of Class A common stock), at cost	(515)	(515)
Retained earnings (accumulated deficit)	4,592	(5,535)
Accumulated other comprehensive income	1,868	1,868

Total stockholders' equity	33,267	131,368

Total capitalization	$190,757	$191,175

Dilution

Our net tangible book value (deficit) as of June 30, 2004 was $(60.6) million, or $(3.39) per share of common stock. Net tangible book value (deficit) per share is determined by dividing our net tangible book value (deficit), which is total tangible assets less total liabilities, by the aggregate number of shares of common stock outstanding. Tangible assets represent total assets excluding goodwill and other intangible assets. Dilution in net tangible book value (deficit) per share represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the pro forma as adjusted net tangible book value per share of our common stock immediately afterwards. After giving effect to our sale of shares of common stock in this offering at an assumed initial public offering price of $13 per share, our pro forma as adjusted net tangible book value at June 30, 2004 would have been $37.5 million, or $1.42 per share. This represents an immediate improvement in net tangible book value (deficit) of $4.81 per share to our existing stockholders and an immediate dilution of $11.58 per share to new investors purchasing shares of common stock in this offering. The following table illustrates this dilution per share:

Assumed initial public offering price per share of common stock		$13.00
Net tangible book value (deficit) per share as of June 30, 2004	$(3.39)
Per share improvement attributable to new investors	4.81

Pro forma as adjusted net tangible book value per share after the offering		1.42

Dilution per share to new investors		$11.58

The following table summarizes, as of June 30, 2004, on an as adjusted basis, the number of shares of common stock purchased or to be purchased from us, the total consideration paid or to be paid to us and the average price per share paid or to be paid by existing stockholders, by holders of options and by new investors purchasing shares of common stock in this offering, before deducting the underwriting discount and estimated offering expenses payable by us. The table assumes that all options and warrants outstanding on June 30, 2004, to the extent not redeemed concurrently with the offering, are fully exercised.

	Shares purchased(1)		Total consideration
					Average price per share
	Number	Percent	Amount	Percent

Existing stockholders	19,763,411	69.9%	$30,962,536	21.9%	$1.57
New investors	8,500,000	30.1	110,500,000	78.1	13.00

Total	28,263,411	100.0%	$141,462,536	100.0%	$5.01

(1)
The number of shares disclosed for the existing stockholders includes 5,000,000 shares being sold by the selling stockholders in this offering. The number of shares disclosed for the new investors does not include those shares.

To the extent any additional options or warrants are granted and exercised, there may be additional economic dilution to new investors.

In addition, we may choose to raise additional capital due to market conditions or strategic considerations, even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

Selected consolidated financial data

You should read the following selected financial information together with our financial statements and the related notes appearing at the end of this prospectus and the "Management's discussion and analysis of financial condition and results of operations" and "Unaudited pro forma consolidated financial data" sections of this prospectus. We have derived the statement of operations data from the nine months ended June 30, 2003 and 2004 and the balance sheet data at June 30, 2004 from our unaudited financial statements which are included in this prospectus. The unaudited financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments necessary for a fair presentation of the information set forth therein. We have derived the statement of operations data for the years ended September 29, 2001, September 28, 2002 and September 27, 2003, and the balance sheet information at September 28, 2002 and September 27, 2003 from our audited financial statements which are included in this prospectus. We have derived the statements of operations data for the years ended September 25, 1999 and September 30, 2000, and the balance sheet data at September 25, 1999, September 30, 2000 and September 29, 2001 from our audited financial statements, which are not included in this prospectus.

	Fiscal year ended					Nine months ended
(dollars in thousands, except per share data)	Sept. 25, 1999	Sept. 30, 2000	Sept. 29, 2001 (53 weeks)	Sept. 28, 2002	Sept. 27, 2003	June 30, 2003	June 30, 2004

Statement of operations data:
Net sales	$127,008	$223,955	$415,089	$549,873	$559,540	$395,269	$472,714
Cost of products sold	100,540	179,900	321,153	413,925	418,662	295,312	351,955

Gross profit	26,468	44,055	93,936	135,948	140,878	99,957	120,759
Operating expenses	17,978	33,687	75,209	106,520	109,586	80,739	89,685

Income from operations	8,490	10,368	18,727	29,428	31,292	19,218	31,074
Interest expense	(4,028)	(7,479)	(15,702)	(15,308)	(14,052)	(10,390)	(9,205)
Change in value of warrant derivatives(1)	(676)	(1,200)	(116)	(2,756)	(2,614)	(1,910)	(20,302)
Loss on early extinguish ment of debt	0	(1,607)	(2,487)	0	0		(3,285)
Income taxes	(1,930)	(1,024)	(798)	(6,153)	(7,521)	(3,855)	(8,178)

Net income (loss)	$1,856	$(942)	$(376)	$5,211	$7,105	$3,063	$(9,896)

Net income (loss) per share
Basic	$0.24	$(0.10)	$(0.03)	$0.29	$0.40	$0.17	$(0.56)
Diluted	$0.20	$(0.10)	$(0.03)	$0.29	$0.39	$0.17	$(0.56)
Weighted average shares outstanding
Basic	7,813,693	9,325,186	15,019,783	17,697,484	17,841,976	17,847,807	17,823,346
Diluted	9,065,092	9,325,186	15,019,783	17,891,673	18,230,455	18,198,632	17,823,346

Pro forma statement of operations data:(2)
Pro forma net income					$14,934		$15,739
Pro forma net income per share
Basic					$0.57		$0.60
Diluted					$0.56		$0.58
Pro forma weighted average shares outstanding
Basic					26,341,976		26,323,346
Diluted					26,730,455		26,905,152
Other financial and operating data:
Depreciation and amortization	$2,001	$2,664	$6,239	$5,851	$6,047	$4,860	$5,033
Capital expenditures (excluding acquisitions)	$1,700	$2,124	$4,504	$4,538	$4,978	$2,540	$3,848
Number of locations	19	38	60	62	65	64	66

							Pro forma as adjusted(3)
(in thousands)	Sept. 25, 1999	Sept. 30, 2000	Sept. 29, 2001	Sept. 28, 2002	Sept. 27, 2003	June 30, 2004	June 30, 2004

Balance sheet data:
Cash (overdraft)	$(115)	$1,276	$2,271	$69	$64	$473	$473

Total assets	$86,696	$189,322	$263,655	$257,708	$275,798	$292,392	$292,392

Current debt and warrant derivative liability:
Borrowings under revolving lines of credit	$6,219	$29,181	$76,759	$65,901	$59,831	$49,798	$29,943
Warrant derivative liability	0	2,108	2,108	2,953	3,683	9,592	—
Current portions of long-term debt and capital lease obligations	4,783	4,269	7,711	12,292	9,200	6,308	6,308

	$11,002	$35,558	$86,578	$81,146	$72,714	$65,698	$36,251

Long-term debt, net of current portions:
Senior notes payable and other obligations	$35,099	$41,825	$18,110	$7,424	$149	$22,500	$22,500
Junior subordinated notes payable	0	17,116	29,804	32,436	35,171	16,756	—
Subordinated notes payable to related parties and notes payable to stockholders	8,489	34,357	25,342	25,041	27,087	28,844	—
Long-term obligations under capital leases	0	0	0	0	497	1,056	1,056

	$43,588	$93,298	$73,256	$64,901	$62,904	$69,156	$23,556

Warrant derivative liabilities—long-term	$1,022	$3,103	$4,448	$6,359	$8,243	$22,636	—

Stockholders' equity	$5,876	$7,297	$26,568	$32,290	$41,766	$33,267	$131,368

(1)
The change in value of warrant derivatives represents changes in the fair market value of certain warrants previously issued in connection with debt financings which may require cash settlement at the option of the holder.

(2)
The pro forma income statement data assumes that we completed the sale of 8,500,000 shares of our common stock at a price of $13 per share, and used the proceeds to repay debt and redeem warrants as set forth under "Use of proceeds," as of the beginning of the fiscal year ended September 27, 2003 and the nine months ended June 30, 2004.

(3)
Pro forma as adjusted to reflect the impact of the offering and the application of the net proceeds.

Unaudited pro forma consolidated financial data

The following unaudited pro forma consolidated financial statements have been derived by the application of pro forma adjustments to our historical consolidated financial statements included elsewhere in this prospectus. We are providing the following unaudited pro forma consolidated financial information because the effect of the offering and recapitalization on our financial information is material.

The unaudited pro forma consolidated balance sheet assumes that each of the following had occurred on June 30, 2004. The unaudited pro forma consolidated statements of operations for the nine months ended June 30, 2004 and the year ended September 27, 2003 assume that each of the following had occurred on September 28, 2003 or September 29, 2002, respectively:

  •
  the reclassification of Class A common stock as common stock;

  •
  this offering of common stock;

  •
  the repayment of certain of our existing debt;

  •
  the redemption of all of our outstanding warrants; and

  •
  certain additional expenses related to public reporting.

We will incur a loss on extinguishment of debt of $973,000, an additional change in warrant derivative charge of $4,691,000, and a charge for performance based options of $4,881,000. These expected losses are not reflected as pro forma adjustments to the unaudited consolidated statements of operations for the nine months ended June 30, 2004 or for the year ended September 27, 2003 and instead are reflected as adjustments to retained earnings in the unaudited pro forma consolidated balance sheet at June 30, 2004, since they represent losses that are directly attributable to the offering and recapitalization.

The unaudited pro forma consolidated financial information is for informational purposes only and is not necessarily indicative of either the financial position or the results of operations that would have been achieved had the offering and recapitalization for which we are giving pro forma effect actually occurred on the dates or for the periods described in the accompanying notes, nor is such unaudited pro forma consolidated financial information necessarily indicative of the results to be expected for the full year or any future period. A number of factors may affect our results. See "Risk factors" and "Forward-looking statements."

The pro forma adjustments are based on preliminary estimates and currently available information and assumptions that management believes are reasonable. The notes to the unaudited pro forma consolidated statements of operations and balance sheet provide a detailed discussion of how such adjustments were derived and are presented in the unaudited pro forma consolidated financial information. This unaudited pro forma consolidated financial information should be read in conjunction with "Prospectus summary—The offering," "Selected consolidated financial data," and "Management's discussion and analysis of financial condition and results of operations" and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

Unaudited pro forma consolidated balance sheet
as of June 30, 2004

(dollars in thousands, except per share data)	Reported	Adjustment reference	Pro forma adjustments to reflect the offering	Pro forma

Assets
Current assets:
Cash	$473			$473
Accounts receivable, less allowance of $2,699 for doubtful accounts	88,105			88,105
Inventories	67,544			67,544
Prepaid expenses and other assets	13,139			13,139
Deferred income taxes	2,318			2,318

Total current assets	171,579			171,579
Property and equipment, net	25,402			25,402
Goodwill, net	93,705			93,705
Other assets	1,706			1,706

Total assets	$292,392			$292,392

Liabilities and stockholders' equity
Current liabilities:
Borrowings under revolving lines of credit	$49,798	(b)(4)	$(19,855)	$29,943
Accounts payable	67,649			67,649
Accrued expenses	25,454	(g)	(418)	25,036
Warrant derivative liability	9,592	(c)	(9,592)	—
Current portions of long-term debt and capital lease obligations	6,308			6,308

Total current liabilities	158,801		(29,865)	128,936
Senior notes payable, net of current portion	22,500			22,500
Junior subordinated notes payable	16,756	(b)(2)	(16,756)	—
Subordinated notes payable to related parties	28,844	(b)(1),(b)(3)	(28,844)	—
Deferred income taxes	8,532			8,532
Long-term obligations under capital leases, net of current portions	1,056			1,056
Warrant derivative liabilities	22,636	(c)	(22,636)	—
Stockholders' equity:
Class A common stock (voting); $.01 par value; 45,500,000 shares authorized; 18,091,988 issued (actual)	181	(a)(3)	(181)	—
Class B common stock (nonvoting); $.01 par value; 45,500,000 shares authorized; none issued or outstanding (actual)
Common stock; $.01 par value; 100,000,000 shares authorized; and 26,591,988 shares issued on a pro forma basis		(a)(1),(a)(3)	266	266
Additional paid-in capital	28,248	(a),(l)	108,143	136,391
Deferred compensation	(1,107)			(1,107)
Treasury stock (232,861 shares of Class A Common Stock), at cost	(515)			(515)
Retained earnings (accumulated deficit)	4,592	(k),(l)	(10,127)	(5,535)
Accumulated other comprehensive income	1,868			1,868

Total stockholders' equity	33,267		98,101	131,368

Total liabilities and stockholders' equity	$292,392		$(0)	$292,392

The accompanying notes are an integral part of these unaudited pro forma consolidated financial statements.

Unaudited pro forma
consolidated statement of operations
for the nine months ended June 30, 2004

(dollars in thousands, except per share data)	Reported	Adjustment reference	Pro forma adjustments to reflect the offering	Pro forma

Net sales	$472,714		$0	$472,714
Cost of products sold	351,955		0	351,955

Gross profit	120,759		0	120,759
Operating expenses:
Selling, general and administrative expenses	89,685	(f)	1,013	90,698

Income from operations	31,074		(1,013)	30,061
Other expense:
Interest expense	6,980	(d),(e)	(5,026)	1,954
Interest expense-related party	2,225	(e)	(2,225)	—
Change in value of warrant derivatives	20,302	(h)	(20,302)	—
Loss on early retirement of debt	3,285	(j)	(3,285)	—

	32,792		(30,838)	1,954

Income (loss) before income taxes	(1,718)		29,825	28,107
Income taxes	8,178	(g)	4,190	12,368

Net income (loss)	$(9,896)		$25,635	$15,739

Net income (loss) per share:
Basic	$(0.56)	(i)		$0.60

Diluted	$(0.56)	(i)		$0.58

Weighted average shares used in computing net income (loss) per share:
Basic	17,823,346	(i)		26,323,346

Diluted	17,823,346	(i)		26,905,152

The accompanying notes are an integral part of these unaudited pro forma consolidated financial statements.

Unaudited pro forma
consolidated statement of operations
for the year ended September 27, 2003

(dollars in thousands, except per share data)	Reported	Adjustment reference	Pro forma adjustments to reflect the offering	Pro forma

Net sales	$559,540		$0	$559,540
Cost of products sold	418,662		0	418,662

Gross profit	140,878		0	140,878
Operating expenses:
Selling, general and administrative expenses	109,586	(f)	1,317	110,903

Income from operations	31,292		(1,317)	29,975
Other expense:
Interest expense	11,345	(d),(e)	(7,860)	3,485
Interest expense—related party	2,707	(e)	(2,707)	—
Change in value warrant derivatives	2,614	(h)	(2,614)	—

	16,666		(13,181)	3,485

Income before income taxes	14,626		11,864	26,490
Income taxes	7,521	(g)	4,035	11,556

Net income	$7,105		$7,829	$14,934

Net income per share:
Basic	$0.40	(i)		$0.57

Diluted	$0.39	(i)		$0.56

Weighted average shares used in computing net income per share:
Basic	17,841,976	(i)		26,341,976

Diluted	18,230,455	(i)		26,730,455

The accompanying notes are an integral part of these unaudited pro forma consolidated financial statements.

Notes to unaudited pro forma
consolidated financial data
(dollars in thousands, except per share data)

1.    Basis of presentation

The unaudited pro forma condensed consolidated balance sheet at June 30, 2004 presents our consolidated financial position assuming this offering of common stock, the repayment of certain of our existing debt with proceeds from the offering, the redemption of all of our outstanding warrants, and the incurrence of certain losses that are directly attributable to the offering had been completed on that date. Our unaudited pro forma condensed consolidated statements of operations for the nine months ended June 30, 2004 and the year ended September 27, 2003 present our consolidated results of operations assuming that the offering and the recapitalization had been completed on September 28, 2003 and September 29, 2002, respectively. In our opinion, these statements include all material adjustments necessary to reflect, on a pro forma basis, the impact of the offering and the recapitalization on our historical financial information. The pro forma adjustments set forth in the Unaudited pro forma consolidated balance sheet and Unaudited pro forma consolidated statements of operations are described more fully in Note 2, "Pro forma assumptions and adjustments," below.

This unaudited pro forma consolidated financial information should be read in conjunction with "Management's discussion and analysis of financial condition and results of operations" and our consolidated financial statements and the related notes included elsewhere in this prospectus. Our unaudited pro forma consolidated financial information has been presented for informational purposes only and does not necessarily reflect our results of operations or financial position that would have existed had we operated with the offering and the recapitalization for the periods presented and should not be relied upon as being indicative of our future results after the offering and the recapitalization.

2.    Pro forma assumptions and adjustments

  (a)
  Entries have been made to the unaudited consolidated balance sheet to reflect the following transactions:

  (1)
  offering of $110,500, representing shares of $.01 par value common stock;

  (2)
  incurring transaction costs totaling $9,735;

  (3)
  conversion of Class A common stock to common stock; and

  (4)
  reimbursement of approximately $2,584 of costs related to the proceeds raised to settle warrant derivative liabilities.

  (b)
  Entries have been made to the unaudited consolidated balance sheet to adjust for the repayment of the following existing indebtedness:

  (1)
  all of our outstanding 12% subordinated notes payable to related parties of $21,844 as of June 30, 2004 including accrued interest thereon;

  (2)
  all of our 18% junior subordinated notes payable of $17,729 as of June 30, 2004 including accrued interest thereon, and accretion of warrant discount of $973;

  (3)
  all of our 8% subordinated promissory notes payable to related parties of $7,000 as of June 30, 2004; and

    (4)
    a portion of our borrowings under revolving lines of credit of approximately $19,855.

  (c)
  Entries have been made to the unaudited pro forma consolidated balance sheet to adjust for the redemption of all of our outstanding warrants.

  (d)
  An entry has been made to the unaudited pro forma consolidated statements of operations for the nine months ended June 30, 2004 and the year ended September 27, 2003 to adjust for the accretion of warrant discount of $330 and $543, respectively, in connection with repayment of the junior subordinated notes payable.

  (e)
  Entries have been made to the unaudited pro forma consolidated statements of operations for the nine months ended June 30, 2004 and the year ended September 27, 2003 to adjust for elimination of interest expense of $6,921 and $10,024, respectively, on the repaid indebtedness referenced in notes (b)(1)-(4) above.

  (f)
  An entry has been made to the statements of operations for the nine months ended June 30, 2004 and the year ended September 27, 2003 to increase certain administrative costs related to public reporting of $1,013 and $1,317, respectively.

  (g)
  An entry has been made to the unaudited pro forma consolidated statements of operations for the nine months ended June 30, 2004 and the year ended September 27, 2003 to adjust the tax provision.

  (h)
  Entries have been made to the statements of operations for the nine months ended June 30, 2004 and the year ended September 27, 2003 to eliminate the change in value of warrant derivative charge of $20,302 and $2,614, respectively.

  (i)
  The calculation of pro forma basic earnings per share is based on a stock split and the proposed sale of shares of common stock. Pro forma diluted earnings per share is calculated using the weighted average number of common shares assumed outstanding plus the effect of outstanding options using the treasury stock method.

  (j)
  An entry has been made to the unaudited pro forma consolidated statement of operations for the nine months ended June 30, 2004 to eliminate the charge for the early extinguishment of debt of $3,285 during the period since the pro forma consolidated statement of operations assumes the associated debt is repaid as a direct result of the offering and recapitalization and is already included in retained earnings.

Certain transactions are reflected as adjustments to retained earnings (accumulated deficit) in the unaudited pro forma balance sheet at June 30, 2004, rather than as adjustments made to the unaudited pro forma consolidated statements of operations, because they represent losses that are directly attributable to the offering and recapitalization. These transactions are as follows:

  (k)
  As a result of repaying the junior subordinated notes payable, charges of $4,691 and $973 ($555 net of tax) are expected to be recorded, which consist of the change in value of warrant derivative charge and the early extinguishment of debt, respectively.

  (l)
  Upon completion of this transaction, repurchase rights under certain securities agreements will lapse and a compensation charge of $4,881 is expected to be recorded from these performance based awards.

Management's discussion and analysis of financial condition and results of operations

The following discussion should be read in conjunction with our consolidated financial statements and related notes and other financial information appearing elsewhere in this prospectus. In addition to historical information, the following discussion and other parts of this prospectus contain forward-looking information that involves risks and uncertainties. Our actual results could differ materially from those anticipated by this forward-looking information due to the factors discussed under "Risk factors," "Forward-looking statements" and elsewhere in this prospectus. Certain tabular information will not foot due to rounding.

Overview

We are one of the largest distributors of residential and non-residential roofing materials in the United States and Canada. We are also a distributor of other building materials, including siding, windows, specialty lumber products and waterproofing systems for residential and non-residential building exteriors. We purchase products from a large number of manufacturers and then distribute these goods to a customer base consisting of contractors and, to a lesser extent, general contractors, retailers and building material suppliers.

We distribute up to 7,500 SKUs through 66 branches in the United States and Canada. In fiscal 2003, approximately 89% of our net sales were in the United States. We stock one of the most extensive assortments of high quality branded products in the industry, enabling us to deliver products to our customers on a timely basis.

Execution of the operating plan at each of our branches drives our financial results. Revenues are impacted by the relative strength of the residential and non-residential roofing markets we serve. We allow each of our 66 branches to develop its own mix of our products based upon its local market. We differentiate ourselves from the competition by providing customer services, including job site delivery, tapered insulation layouts and design and metal fabrication, and by providing credit, all of which benefit our operating income. We consider customer relations and our employees' knowledge of roofing and exterior building materials to be important to our ability to increase customer loyalty and maintain customer satisfaction. We invest significant resources in training our employees in sales techniques, management skills and product knowledge. While we consider these attributes important drivers of our business, we continually pay close attention to controlling operating costs to maintain our operating profit.

On June 5, 2001 we acquired The Roof Center, Inc. and West End Lumber Company, Inc. These businesses together operated 22 branches in the Mid-Atlantic states and Texas.

General

We sell all materials necessary to install, replace and repair residential and non-residential roofs, including:

  •
  shingles;

  •
  single-ply roofing;

  •
  metal roofing and accessories;

  •
  modified bitumen;

  •
  built up roofing;

  •
  insulation;

  •
  slate and tile;

  •
  fasteners, coatings and cements; and

  •
  other roofing accessories.

We also sell complementary building products such as:

  •
  vinyl siding;

  •
  windows;

  •
  wood and fiber cement siding;

  •
  residential insulation; and

  •
  waterproofing systems.

We have over 18,000 customers, no one of which represents more than 1% of our net sales. Many of our customers are small to mid-size contractors with relatively limited capital resources. We maintain strict credit approval and review policies, which in the past has helped to keep losses from customer receivables within our expectations. For the past five years, write-offs for doubtful accounts have averaged less than 0.27% of net sales.

Our expenses consist primarily of the cost of products purchased for resale and labor, fleet, occupancy and selling and administrative expenses. We compete for business and may respond to competitive pressures by lowering prices in order to maintain our market share.

Since 1997, we have acquired and integrated seven regional roofing materials distributors with leading positions in their respective geographic markets. Over the same time period, we and our acquired distributors have opened a total of 20 new branches (11 of which were opened under our ownership). We have opened two branches in each of the past three fiscal years and two during the nine months ended June 30, 2004. When we add a new branch, we transfer a certain level of existing business from an existing branch to the new branch. This allows the new branch to commence with a base business, and also allows the existing branch to target other growth opportunities.

In managing our business, we consider all growth, including branch expansion, to be internal growth unless it results from an acquisition. In our management's discussion and analysis of financial condition and results of operations, when we refer to growth in existing markets, we include growth from existing and newly-opened branches but exclude growth from acquired branches until they have been under our ownership for at least one full fiscal year.

We use a 52/53 week fiscal year ending on the last Saturday of September. Our fiscal years ended September 27, 2003 ("fiscal 2003" or "2003") and September 28, 2002 ("fiscal 2002" or "2002") each contained 52 weeks. Our fiscal year ended September 29, 2001 ("fiscal 2001" or "2001") contained 53 weeks.

Critical accounting policies

Critical accounting policies are those that both are important to the accurate portrayal of a company's financial condition and results, and require subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

In order to prepare financial statements that conform to accounting principles generally accepted in the United States, commonly referred to as GAAP, we make estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes. Certain estimates are particularly sensitive due to their significance to the financial statements and the possibility that future events may be significantly different from our expectations.

We have identified the following accounting policies that require us to make the most subjective or complex judgments in order to fairly present our consolidated financial position and results of operations.

Stock-based compensation

We account for our stock compensation arrangements with employees under the provisions of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees.

We have granted to our employees options to purchase our common stock at exercise prices determined by our board of directors on the date of option grant. We estimate the fair value of the stock using an enterprise valuation method, based upon a multiple of our earnings, which we then discount for liquidity. We record deferred stock-based compensation as necessary to the extent that the deemed value of the stock at the date of grant exceeds the exercise price of the option. These valuations depend upon our determination of the fair market value of our stock and can vary based upon the value of our company and liquidity assumptions over time. In the event we issue options at below fair market value, we would be required to record an additional charge. However, we do not expect to grant options below fair market value in the future.

Based on the mid-point of the price range for this offering set forth on the cover of this prospectus, the intrinsic value (defined as fair value less exercise price) of all outstanding options was approximately $20.2 million at June 30, 2004.

We have adopted the disclosure-only provisions of Statement of Financial Accounting Standard (SFAS) No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure. SFAS No. 123 requires the measurement of the fair value of the employee stock-based awards to be included in the consolidated statements of operations or disclosed in the notes to the consolidated financial statements. We have determined that we will account for stock-based compensation granted to employees under APB No. 25, and will elect the disclosure-only alternative under SFAS No. 123. In determining the pro forma compensation expense, we are following paragraph 28 of SFAS 123, which allows us to determine our best estimate of how many options are expected to vest. We use the Black-Scholes option pricing model to determine the pro forma compensation. It requires the use of judgment in the selection of the inputs to the model.

We have the right to repurchase certain shares of Class A Common Stock issued to employees and shares issuable upon exercise of certain stock options at the lower of cost or fair value upon termination of employment for cause or upon resignation. However, this repurchase right terminates upon an initial public offering or change in control.

We have determined that these awards are performance based and, therefore, will recognize a charge for the intrinsic value of the award once the contingency is resolved. Based on the mid-point of the price range for this offering set forth on the cover of this prospectus, we would expect to record a charge of $4.9 million in connection with the closing of the initial public offering.

Interest rate collars

We enter into interest rate collars to manage our interest rate exposure. These derivatives, which are not formal hedges, are adjusted to fair value through income.

We make estimates of the derivatives that are based upon estimates of future interest rates. Estimates are inherently uncertain and subjective. These estimates may change over time and in the event actual results differ from the estimate upon settlement of the derivative, we will adjust our results of operations in the period the estimate changes. Historically, the estimate of the value of the interest rate collar derivative has not significantly differed from the actual amount. At June 30, 2004, a one percent increase in interest rates will represent a $0.2 million increase in the value of our interest rate collar, while a one percent decrease in interest rates will represent $0.3 million decrease in the value of our interest rate collar.

Warrant derivative liabilities

We have warrants outstanding that include a "put" feature, which allows the holder to require a cash settlement equivalent to the difference between fair market value of our common stock and the exercise price of the warrant. The put feature is available at any time from five years after the date of issuance of the warrant or upon the occurrence of certain events, including a change in control, a qualified initial public offering or repayment of over 50% of the related debt outstanding. We account for these warrant derivatives in accordance with Emerging Issue Task Force (EITF) Issue 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock.

We determine the value of the warrant derivative using an intrinsic and time value approach. The value of the derivative will increase with the increases in value of our stock, and, to the extent there are differences between estimates and actual amounts, we will adjust the value in the period the value changes.

Each dollar increase in the per share fair value of our common stock represents an aggregate increase of $2,839,937 in the cash settlement of the liabilities.

Allowance for doubtful accounts

We maintain an allowance for doubtful accounts for estimated losses due to the failure of our customers to make required payments. We perform periodic credit evaluations of our customers and typically do not require collateral. Consistent with industry practices, we require payment from most customers within 30 days, except for sales to our commercial roofing contractors, which we typically require to pay in 60 days.

As our business is seasonal in certain regions, our customers' businesses are also seasonal. Sales are lowest in the winter months, and our past due accounts receivable balance as a percentage of total receivables generally increases during this time. Throughout the year, we record estimated reserves based upon our historical write-offs of uncollectible accounts.

Periodically, we perform a specific analysis of all accounts past due and write off account balances when we have exhausted reasonable collection efforts and determined that the likelihood of collection is remote based upon the following factors:

  •
  aging statistics and trends;

  •
  customer payment history;

  •
  independent credit reports; and

  •
  discussions with customers.

We charge these write-offs against our allowance for doubtful accounts. In the past five years, write-offs have averaged less than 0.27% of net sales.

Inventory valuation

Product inventories represent one of our largest assets and are recorded at net realizable value. Our goal is to manage our inventory so that we minimize out of stock positions. To do this, we maintain at each branch an adequate inventory of SKUs with the highest sales volume. At the same time, we continuously strive to better manage our slower moving classes of inventory, which are not as critical to our customers.

During the year, we monitor our inventory levels by branch and record provisions for excess inventories based on slower moving inventory. We define potential excess inventory as the amount of inventory on hand in excess of the historical usage, excluding items purchased in the last three months. We then apply our judgment as to forecasted demand and other factors, including liquidation value, to determine the required adjustments to net realizable value. In addition, at the end of each year, we evaluate our inventory at each branch and write off and dispose of obsolete products. Our inventories are generally not susceptible to technological obsolescence.

During the year, we perform periodic cycle counts and write off excess or damaged inventory as needed. At year-end we take a physical inventory and record any necessary additional write-offs.

Vendor rebates

We account for vendor rebates in accordance with EITF Issue 02-16, Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor. Many of our arrangements with our vendors provide for us to receive a rebate of a specified amount payable to us when we achieve any of a number of measures, generally related to the volume of purchases from our vendors. We account for these rebates as a reduction of the prices of the vendor's products, which reduces inventory until we sell the product, at which time these rebates reduce cost of sales in our income statement. Throughout the year, we estimate the amount of rebates based upon the expected level of purchases. We continually revise these estimates to reflect actual rebates earned based on actual purchase levels. Historically, our actual rebates have been within our expectations used for our estimates. If we fail to achieve a measure which is required to obtain a vendor rebate, we will have to record a charge in the period that we determine the criteria or measure for the vendor rebate will not be met to the extent the vendor rebate was estimated, expected and included as a reduction to cost of sales.

If market conditions were to change, vendors may change the terms of some or all of these programs. Although these changes would not affect the amounts which we have recorded related to product already purchased, it may impact our gross margins on products we sell or revenues earned in future periods.

Revenue recognition

We recognize revenue in accordance with SEC Staff Accounting Bulletin 101, Revenue Recognition in Financial Statements, as amended by Staff Accounting Bulletin 104. The SEC requires that the following four basic criteria must be met before we recognize revenue:

  •
  persuasive evidence of an arrangement exists;

  •
  delivery has occurred or services have been rendered;

  •
  the seller's price to the buyer is fixed or determinable; and

  •
  collectibility is reasonably assured.

We generally recognize revenue at the point of sale or upon delivery to the customer's site. For goods shipped by third party carriers, we recognize revenue upon shipment since the terms are FOB shipping point. Approximately 90% of our revenues are for products delivered by us, or picked up by our customers at our facilities, which provides for timely and accurate revenue recognition.

We also ship certain products directly from the manufacturer to the customer. We recognize the gross revenue for these sales upon notification of delivery from the vendor in accordance with EITF Issue 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent. Delays in receiving delivery notification could impact our financial results, although it has not been material to our consolidated results of operations in the past.

We also provide certain job site delivery services, which includes crane rental and rooftop delivery of certain products, for which the associated revenues are recognized upon completion of the services. These revenues represent less than 2% of our sales.

All revenues recognized are net of allowances for discounts and estimated returns, which are also provided for at the time of pick up or delivery. In the past, customer returns have not been material to our consolidated results of operations.

Income taxes

We account for income taxes using the liability method, which requires us to recognize a current tax liability or asset for current taxes payable or refundable and a deferred tax liability or asset for the estimated future tax effects of temporary differences between the financial statement and tax reporting bases of assets and liabilities to the extent that they are realizable. Deferred tax expense (benefit) results from the net change in deferred tax assets and liabilities during the year.

We have operations in 12 U.S. states and three provinces in Canada, and we are subject to potential tax audits in each of these jurisdictions and federally in both the United States and Canada. These audits may involve complex issues, which may require an extended period of time to resolve. Accruals for tax contingencies require us to make estimates and judgments with respect to the ultimate outcome of potential tax audits. Actual results could differ from these estimates.

Goodwill

Goodwill represents the excess of the amount we paid to acquire businesses over the estimated fair value of tangible assets and identifiable intangible assets acquired, less liabilities assumed. At June 30, 2004, our net goodwill balance was approximately $93.7 million, representing approximately 32% of our total assets.

In fiscal 2002, we early adopted the provisions of SFAS 142, Goodwill and Other Intangible Assets. Under these rules, we test goodwill for impairment in the fourth quarter of each fiscal year or at any other time when impairment indicators exist. Examples of such indicators that would cause us to test goodwill for impairment between annual tests include a significant change in the business climate, unexpected competition, significant deterioration in market share or a loss of key personnel.

We determine fair value using a market approach to value our business, which we believe consists of one reporting unit, distribution of building materials. The market approach involves applying an appropriate market multiple to operating performance for the trailing twelve-month period. In September 2002 and 2003, we performed goodwill impairment tests, which require a comparison of our estimated fair value to our net book value, including goodwill. As a result of these tests, we believe the goodwill on our consolidated balance sheet is not impaired. While there is judgment inherent in estimating our fair value, we believe that only a significant change in our value would impact the determination of whether our goodwill is impaired.

If circumstances change or events occur to indicate that our fair market value has fallen below book value, we will compare the estimated fair value of the goodwill to its book value. If the book value of goodwill exceeds the estimated fair value of goodwill, we will recognize the difference as an impairment loss in operating income.

New accounting pronouncements

In January 2003, the Financial Accounting Standards Board (FASB) issued Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin ARB No. 51 (FIN 46). FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. However, in December 2003, the FASB deferred the effective date of FIN 46 to the end of the first interim or annual period ending after December 15, 2003 for those arrangements involving special purpose entities entered into prior to February 1, 2003. All other arrangements within the scope of FIN 46 are subject to its provisions beginning in 2004. We adopted FIN 46, as required, with no material impact to our consolidated financial position or results of operations.

Results of operations

The following discussion compares our results of operations for the nine months ended June 30, 2004 to our results of operations for the nine months ended June 30, 2003, and the results of operations for the years ended September 27, 2003, September 28, 2002, and September 29, 2001.

The following table shows, for the periods indicated, information derived from our consolidated statements of operations, expressed as a percentage of net sales for the period presented.

	Year ended			Nine months ended
	September 29, 2001 (53 weeks)	September 28, 2002	September 27, 2003	June 30, 2003	June 30, 2004

Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of products sold	77.4	75.3	74.8	74.7	74.5

Gross profit	22.6	24.7	25.2	25.3	25.5
Selling, general and administrative expenses	18.1	19.4	19.6	20.4	19.0

Income from operations	4.5	5.4	5.6	4.9	6.5
Interest expense	(3.8)	(2.8)	(2.5)	(2.6)	(1.9)
Change in value of warrant derivatives	0.0	(0.5)	(0.5)	(0.5)	(4.3)
Loss on early retirement of debt	(0.6)	0.0	0.0	0.0	(0.7)

Income (loss) before income taxes	0.1	2.1	2.6	1.8	(0.4)
Income taxes	(0.2)	(1.1)	(1.3)	(1.0)	(1.7)

Net income (loss)	(0.1)%	1.0%	1.3%	0.8%	(2.1)%

Nine months ended June 30, 2004 compared to nine months ended June 30, 2003

Net sales increased $77.4 million, or 19.6%, to $472.7 million in the nine months ended June 30, 2004 from $395.3 million in the comparable 2003 period. Specifically, product group sales increased as follows:

	Nine months ended June 30,
(dollars in millions)	2003	2004	Growth

Residential roofing products	$169.2	$204.4	$35.2	20.8%
Non-residential roofing products	130.4	150.9	20.5	15.7
Complementary building products	95.7	117.4	21.7	22.7

	$395.3	$472.7	$77.4	19.6%

Our residential roofing product growth was driven by the continued strong new housing market, especially in our Mid-Atlantic region, and a strong remodeling market in all regions. Our continued introduction of complementary building products, such as fiber siding, vinyl siding and windows, also drove revenue growth by increasing market share primarily in the growing residential market. Our non-residential roofing products growth came primarily from gains in the Northeast from new construction and remodeling markets.

Cost of products sold increased $56.6 million, or 19.2%, to $352.0 million in the nine months ended June 30, 2004 from $295.3 million for the comparable 2003 period. The increase reflects increases in volume from all of our product groups.

As a result of the foregoing, gross profit increased $20.8 million, or 20.8%, to $120.8 million in the nine months ended June 30, 2004 from $100.0 million for the comparable 2003 period.

Gross profit as a percentage of net sales, commonly referred to as gross margin, increased to 25.5% in the nine months ended June 30, 2004 compared to 25.3% for the comparable 2003 period. This increase was due mainly to reduced pricing pressures from our customers in our non-residential markets.

Selling, general and administrative expenses increased $8.9 million, or 11.1%, to $89.7 million for the nine months ended June 30, 2004 from $80.7 million in the comparable 2003 period. This increase was due primarily to increased transportation costs of $1.0 million, including higher fuel costs, and increased payroll of $3.5 million, primarily related to the sales volume increases. We expect high fuel costs to continue for the foreseeable future. This increase may adversely affect our future results of operations, although historically we have passed most of these increases on to our customers. We also experienced an increase of $0.7 million in professional fees as we increased our recruiting efforts for corporate, sales and branch personnel and a $0.4 million increase in profit sharing as we consolidate certain benefit plans. Selling, general and administrative expenses as a percentage of net sales decreased to 19.0% for the nine months ended June 30, 2004 from 20.4% for the comparable 2003 period, primarily due to leveraging our fixed costs over our increased net sales. During the nine months ended June 30, 2004, we also recorded a charge of approximately $0.9 million to reflect compensation from the issuance of stock and the grant of options to purchase stock at below fair market value. We will record the remaining charge of $1.1 million associated with these grants of options to purchase common stock over the next two years. We expect to incur approximately $1.3 million in additional administrative costs as a public company over the next twelve months.

We also have the right to repurchase certain shares of Class A common stock issued to employees and shares issuable upon exercise of certain stock options at the lower of cost or fair value upon termination of employment for cause or upon resignation. However, this repurchase right terminates upon an initial public offering or change in control.

We have determined that these awards are performance based and, therefore, will recognize a charge for the intrinsic value of the award once the contingency is resolved. Based on the mid-point of the price range for this offering set forth on the cover of this prospectus, we would expect to record a charge of $4.9 million in connection with the closing of this offering.

Interest expense decreased $1.2 million to $9.2 million in the nine months ended June 30, 2004 from $10.4 million for the comparable 2003 period. Although interest rates have generally increased slightly, our lower debt levels and the refinancing of our higher interest rate debt, as described below, have reduced our interest expense.

In March 2004, we refinanced certain components of our indebtedness, paying off a portion of our junior subordinated notes payable, reducing our effective interest rate by 273 basis points.

With this refinancing, we recognized a loss on early retirement of debt in the amount of $3.3 million. We expect that upon the closing of this offering and the use of proceeds to repay debt, our effective annual interest rate will be approximately 3.8%, based upon June 30, 2004 base rates.

The change in value of our warrant derivatives was $20.3 million for the nine months ended June 30, 2004 compared to $1.9 million for the comparable 2003 period, due to the effect of the increase in the fair market value of our common stock. We expect to incur additional charges in the future if the fair market value of our common stock increases. However, we intend to use proceeds from the offering to settle the warrant derivative liability. Based on the mid-point of the price range for this offering set forth on the cover of this prospectus, we will incur an additional charge of approximately $4.7 million upon the completion of this offering.

Income taxes increased to $8.2 million for the nine months ended June 30, 2004 from $3.9 million for the comparable 2003 period. Our effective income tax rate changed from 55.7% for the nine months ended June 30, 2003 to (476.0)% for the nine months ended June 30, 2004 due to the increased impact of the non-deductible warrant derivatives charge from $1.9 million to $20.3 million on our pre-tax loss. Our effective tax rate, exclusive of the impact of the non-deductible warrant derivatives, was approximately 44% for the nine months ended June 30, 2004 and the comparable 2003 period.

Fiscal 2003 compared to 2002

Net sales increased $9.7 million, or 1.8%, to $559.5 million in 2003 from approximately $549.9 million in 2002. The entire increase was from growth in our existing markets. We were able to increase sales in all of our product groups during a period in which the market for non-residential products was weak and residential markets were flat in the markets we serve. The following chart of our sales by product group illustrates this growth:

	Fiscal years
(dollars in millions)	2002	2003	Growth

Residential roofing products	$239.2	$241.3	$2.1	0.9%
Non-residential roofing products	186.5	188.0	1.5	0.8
Complementary building products	124.2	130.2	6.0	4.8

	$549.9	$559.5	$9.7	1.8%

Since the end of the second quarter of 2003, our residential roofing products growth has been driven by a strong new housing market in our Northeast and Mid-Atlantic regions and continued growth in the remodeling market in all regions. Our introduction of complementary products, such as fiber siding and windows in Texas and vinyl siding in North and South Carolina, has increased our market share for these products. Our non-residential products also have seen an improvement since the second quarter of 2003. Although we had total growth of only 1.8%, we believe we increased our market share in a weak market, primarily through gains in the Northeast in both new and retrofit non-residential roofing markets.

Cost of products sold increased $4.7 million, or 1.1%, to $418.7 million in 2003 from $413.9 million in 2002, primarily from increased volume from our complementary building products.

Gross profit increased $4.9 million, or 3.6%, to $140.9 million in 2003 from $135.9 million in 2002, due primarily to a $1.4 million increase in volume and a $3.5 million increase in vendor rebate programs.

Gross margin increased to 25.2% in 2003 compared to 24.7% in 2002. The increase of 50 basis points resulted primarily from a shift in product mix from non-residential products to higher margin complementary building products. These products generally also provide higher vendor rebates as a percentage of their purchase prices.

Selling, general and administrative expenses increased $3.1 million, or 2.9%, to $109.6 million in 2003 from $106.5 million in 2002. Selling, general and administrative expenses as a percentage of net sales increased to 19.6% in 2003 from 19.4% in 2002. The increase in selling, general and administrative expenses was due primarily to additional costs of $1.6 million from two new branches opened in 2003 and $1.0 million from the full year effect of two other branches opened in 2002. Additionally we incurred increased transportation costs of $0.6 million driven by increased fuel charges, partially offset by lower promotional spending of $0.3 million.

Interest expense decreased $1.3 million to $14.1 million in 2003 from $15.3 million in 2002. Our average debt outstanding was lower in 2003 and our effective interest rate decreased to 10.3% in 2003 from 10.7% in 2002, primarily due to decreased base interest rates.

The change in value of our warrant derivatives decreased slightly to $2.6 million for 2003 from $2.8 million in 2002 as the appreciation in the fair market value of our common stock was consistent period to period. We assess the fair value of the outstanding warrants at the end of each of our reporting periods using an intrinsic and time value of money approach to value our stock based upon a multiple of our EBITDA for the period. The valuation showed a similar increase in value for both periods.

Our effective income tax rate decreased to 51.4% in 2003 from 54.1% in 2002. The effective tax rate difference was due to the decreased impact of the non-deductible warrant derivative on a higher base of pre-tax income. Our overall effective rate is in excess of the federal statutory rate due to state income taxes and our inability to use tax credits in the United States on income earned by our Canadian operations.

Fiscal 2002 compared to 2001 (53 weeks)

Net sales increased $134.8 million, or 32.5%, to $549.9 million in 2002 from $415.1 million in 2001, due primarily to the full year effect of the acquisition of The Roof Center, Inc. and West End Lumber Company, Inc. in June 2001, which contributed $146.2 million to our revenue growth for 2002. Sales in pre-acquisition markets decreased by $11.4 million, or 3.4%, due primarily to a weak non-residential roofing market caused by lower than expected demand from the industrial sector. In our pre-acquisition markets, we were able to partially offset the weak non-residential roofing market by maintaining market share in residential roofing products, while continuing our market penetration in complementary building products such as siding and windows. While sales of our non-residential products contracted in all regions, we believe we gained market share during the year.

This table shows our total 2001 and 2002 net sales by product line, broken down by acquired markets and pre-acquisition markets.

	Pre-acquisition markets			2001 acquisition		Total
	Fiscal years			Fiscal years		Fiscal years
(dollars in millions)	2001	2002	Growth	2001	2002	2001	2002	Growth

Residential roofing products	$108.4	$109.8	1.3%	$44.8	$129.4	$153.2	$239.2	56.1%
Non-residential roofing products	169.1	152.6	(9.8)	14.1	33.9	183.2	186.5	1.8
Complementary building products	55.3	59.0	6.7	23.4	65.2	78.7	124.2	57.8

	$332.8	$321.4	(3.4)%	$82.3	$228.5	$415.1	$549.9	32.5%

Cost of products sold increased $92.8 million, or 28.9%, to $413.9 million in 2002 from $321.1 million in 2001. The increase reflects the full-year effect of a $104.7 million increase from the Roof Center/West End acquisition, partially offset by a $11.9 million decrease reflecting the sales contraction and product mix changes in our pre-acquisition markets noted in the table above.

Gross profit increased $42.0 million, or 44.7%, to $135.9 million in 2002 from $93.9 million in 2001. The Roof Center/West End acquisition provided $41.5 million of the increase, while pre-acquisition markets increased marginally by $0.5 million, or 0.7%. We were able to maintain our gross profit goals in a weak non-residential roofing market by concentrating and shifting our attention to residential roofing and complementary building markets.

Gross margin increased to 24.7% in 2002 compared to 22.6% in 2001 due primarily to the acquisition in June 2001 of The Roof Center, Inc. and West End Lumber Company, Inc., which experienced higher gross margins of approximately 27.3% compared to our pre-acquisition markets gross margins of 22.7%. The higher gross margin for these acquired businesses was due primarily to a higher proportion of residential products, which in general have higher gross margins, than our pre-acquisition markets. Gross margins at the acquired businesses increased to 27.3% in 2002 from 25.2% in 2001, due mainly to increased vendor rebates which were realized as part of our larger organization. In our pre-acquisition markets, gross margins increased to 22.9% in 2002 from 22.0% in 2001, due mainly to increased vendor rebates and a greater concentration of sales of residential products.

Selling, general and administrative expenses increased $31.3 million, or 41.6%, to $106.5 million in 2002 from $75.2 million in 2001, due primarily to expenses attributable to the Roof Center/West End acquisition, with expenses in pre-acquisition markets remaining essentially unchanged. Selling, general and administrative expenses as a percentage of net sales increased to 19.4% in 2002 from 18.1% in 2001. The increase was due mainly to including the higher operating costs percentage at the acquired businesses, which were approximately 22.0% in 2002, with our pre-acquisition markets' selling, general and administrative expenses percentage of 17.6% in 2002. Operating costs were generally higher as a percentage of sales at these acquired businesses due to the higher product mix of residential products, which in general require higher operating costs as compared to non-residential products.

Interest expense decreased $0.4 million to $15.3 million in 2002 from $15.7 million in 2001. Even though our average debt outstanding was higher in 2002 than in 2001, our effective interest rate decreased to 10.7% in 2002 compared with 11.9% in 2001. This decline was primarily due to an increase in borrowings under our lower rate term debt and revolving lines of credit as a percentage of total borrowings.

The change in fair value of our warrant derivative increased to $2.8 million for 2002 from $0.1 million for 2001 due primarily to the effects of the increased growth in the fair value of our company's stock. We assess the fair value of the outstanding warrants at the end of each of our reporting periods using an intrinsic and time value of money approach to value our stock based upon a multiple of our EBITDA for the period. The valuation showed a much larger increase in value for 2002 as compared to 2001.

Our effective income tax rate decreased from 189.1% in 2001 to 54.1% in 2002. The 2001 effective tax rate reflected our inability to use tax credits in the United States on income earned by our Canadian operations, non-deductible goodwill amortization for income tax purposes and the losses incurred by certain subsidiaries at the state level. The impact of certain of these items was not as significant in 2002 due to the significantly increased level of pre-tax income in 2002.

Seasonality and quarterly fluctuations

In general, sales and net income are highest during our first, third and fourth fiscal quarters, which represent the peak months of construction, especially in our branches in the northeastern U.S. and in Canada. Our sales are substantially lower during the second quarter, when we usually incur net losses. These quarterly fluctuations have diminished as we have diversified into the southern regions of the United States.

We experience an increase of inventory, accounts receivable and accounts payable during the first, third and fourth quarters of the year as a result of this seasonality. Our peak borrowing occurs during the third quarter, primarily because dated accounts payable offered by our suppliers typically are payable in April, May and June, while our peak accounts receivable collections typically occur from June through November.

We also experience a slowing of collections of our accounts receivable during our second quarter, mainly due to the inability of our customers to conduct their businesses effectively in inclement weather. We continue to attempt to collect those receivables which require payment under our standard terms. We do not provide any concessions to our customers during this period of the year to incentivize sales. During this quarter, we experience our lowest availability under our senior secured credit facilities, which are asset based lending facilities.

Certain quarterly financial data

The following table sets forth certain unaudited quarterly data for 2003 and the first three quarters of 2004 which, in the opinion of management, reflect all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation of this data. Results of any one or more quarters are not necessarily indicative of results for an entire fiscal year or of continuing trends.

	Fiscal year 2003				Fiscal year 2004
(dollars in millions) (unaudited)	Qtr 1	Qtr 2	Qtr 3	Qtr 4	Qtr 1	Qtr 2	Qtr 3
						(As restated)

Net sales	$134.8	$104.5	$156.0	$164.2	$168.6	$124.1	$180.0
Gross profit	33.7	27.1	39.2	40.9	42.8	32.6	45.4
Income from operations	6.8	0.7	11.7	12.1	14.4	3.3	13.4
Quarterly sales as % of year's sales	24.1%	18.7%	27.9%	29.3%	N/A	N/A	N/A
Quarterly gross profit as % of year's gross profit	23.9	19.2	27.8	29.0	N/A	N/A	N/A
Quarterly income from operations as % of year's income from operations	21.7	2.2	37.4	38.7	N/A	N/A	N/A

Impact of inflation

We believe that our results of operations are not materially impacted by moderate changes in the inflation rate. Inflation and changing prices did not have a material impact on our operations in 2001, 2002 or 2003.

Liquidity and capital resources

Our cash amounted to $0.5 million at June 30, 2004, compared to $0.1 million and $0.1 million at September 28, 2002 and September 27, 2003, respectively. Our working capital amounted to $12.8 million at June 30, 2004 compared to a working capital deficit of $(10.2) million, and working capital of $0.3 million at September 28, 2002 and September 27, 2003, respectively.

Nine months ended June 30, 2004 compared to nine months ended June 30, 2003

Our net cash provided by operating activities was $17.8 million for the nine months ended June 30, 2004 compared to $14.9 million for the nine months ended June 30, 2003. The revenue growth generated from the mid-Atlantic regions and a strong remodeling market, along with a favorable product mix, drove our income from operations from $19.2 million during the nine months ended June 30, 2003 to $31.1 million for the nine months ended June 30, 2004. Our operating cash flow for the nine months ended June 30, 2004 increased at a slower rate than operating income primarily due to an increase in earned but not yet collected vendor rebates. Inventory for both periods increased to match the higher seasonal volume, offset by corresponding increases in accounts payable. Accounts receivable collections remained strong during both periods, evidenced by their relatively consistent levels, despite our increase in sales volume. Depreciation and amortization levels also remained relatively consistent.

Net cash used in investing activities for the nine months ended June 30, 2004 was $3.8 million compared to $2.5 million for the nine months ended June 30, 2003. We have increased our purchases of transportation and material handling equipment to support our sales growth and to replace existing equipment. We also have leased approximately $1.0 million of similar equipment during the nine months ended June 30, 2004 under our master lease line, which we recorded as capital lease obligations.

Net cash used in financing activities was $13.6 million for the nine months ended June 30, 2004 compared to $12.3 million for the nine months ended June 30, 2003. The cash used in financing activities for the nine months ended June 30, 2004 reflects our refinancing of our senior secured borrowings and related repayment of a portion of our junior subordinated notes payable. The net cash used in financing activities for the nine months ended June 30, 2003 primarily reflects the repayment of amounts due under the senior notes payable.

Fiscal 2003 compared to 2002

Our net cash provided by operating activities was $21.9 million for 2003 compared to $21.5 million for 2002. Our income from operations increased from $29.4 million in fiscal 2002 to $31.3 million in fiscal 2003, which reflected the growth in revenues in the second half of the year and the improvement in gross margins due to improved vendor rebates. This improvement in operating income of $1.9 million translated to growth of only $0.4 million in operating cash flows due to revenue growth and related inventory growth which occurred in the latter half of fiscal 2003, reflecting increased volume of business and the opening of two new branches. We funded our inventory and accounts receivable growth through increases in accounts payable and accrued expenses. We experienced an increase in rebates receivable in fiscal 2003, which reflected an increase in inventory purchases. Depreciation and amortization remained relatively consistent each period as our capital expenditures remained relatively consistent.

Net cash used in investing activities for 2003 was $4.7 million compared to $4.6 million for 2002. The slight increase was due primarily to increased purchases of warehouse and delivery equipment in 2003. In addition, in 2002, we generated proceeds from the sale of company-owned automobiles purchased in the Roof Center/West End acquisition. We also made a working capital adjustment payment to the seller in 2002 resulting from the same acquisition.

Net cash used in financing activities was $17.3 million for 2003 compared to $19.2 million for 2002. The difference was primarily due to increased repayments under our senior notes payable, caused by a required prepayment of $4.2 million, offset by reduced payments for related party notes payable which had come due in 2002 and lower repayments of our revolving credit facilities.

Fiscal 2002 compared to 2001

Our net cash provided by operating activities was $21.5 million for 2002 compared to $9.1 million for 2001. The increase in cash flow from operating activities was due primarily to our income from operations, which improved to $29.4 million in 2002 from $18.7 million in 2001 due primarily to the full year's effect of the Roof Center/West End acquisition. This improvement in operating income of $10.7 million translated to an increase of $12.5 million of operating cash flow due to improved collections of accounts receivables, as days sales outstanding decreased. We improved purchasing procedures, which reduced the amount of inventory increase, and saw a corresponding decrease in accounts payable and accrued expenses as we integrated the Roof Center/West End acquisition into our business model. We also experienced an increase in vendor rebate programs relating to this acquisition, resulting in an increase in prepaid expenses and other assets in 2002 compared to 2001. Depreciation and amortization remained relatively consistent from 2001 to 2002.

Net cash used in investing activities for 2002 was $4.6 million compared to $52.5 million for 2001. The 2001 period reflected the Roof Center/West End acquisition. The 2002 period reflected the proceeds from the sale of company-owned automobiles acquired in the acquisition.

Net cash used in financing activities was $19.2 million for 2002 compared to the $44.5 million provided in 2001. The difference was primarily due to the refinancing and additional debt we incurred in connection with the Roof Center/West End acquisition in 2001.

Capital Resources

Our principal source of liquidity at June 30, 2004 was cash of $0.5 million and working capital of $12.8 million compared to $0.1 million and $0.3 million at September 27, 2003. We also have available borrowings under our revolving lines of credit in the amount of $63.8 million at June 30, 2004, subject to changes in our borrowing base availability determined by trade accounts receivable and product inventory levels.

Borrowings under the revolving lines of credit outstanding at June 30, 2004 have been classified as current liabilities in the accompanying balance sheets in accordance with EITF Issue 95-22, Balance Sheet Classification of Borrowings Outstanding under Revolving Credit Arrangements that include both a Subjective Acceleration Clause and a Lock-Box Arrangement.

We also have warrants outstanding that include a "put" feature which allows the holder to receive a cash settlement equivalent to the difference between the fair market value of our common stock and the exercise price of the warrant. We account for this warrant derivative in accordance with EITF Issue 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock. The warrants are included as a liability and valued at fair value until the warrants are exercised or cash settled.

At June 30, 2004, the warrant derivative liability in the amount of $9.6 million was classified as a short-term liability since the related "put" feature is exercisable. Other derivative liabilities aggregating $22.6 million are due between September 4, 2005 and June 5, 2006 and are included in long-term liabilities, although their payment may be accelerated upon the occurrence of certain events, including a change in control, qualified initial public offering or repayment of over 50% of the related debt outstanding.

We also have the right to repurchase certain shares of Class A common stock issued to employees and shares issuable upon exercise of certain stock options at the lower of cost or fair value upon termination of employment with cause or upon resignation. However, this repurchase right terminates upon an initial public offering or change in control. We have determined that these awards are performance based and therefore, will recognize a charge for the intrinsic value of the award once the contingency is resolved.

Liquidity is defined as the ability to generate adequate amounts of cash to meet the current need for cash. We assess our liquidity in terms of our ability to generate cash to fund our operating activities, taking into consideration the seasonal nature of our business. Significant factors which could affect liquidity include the following:

  •
  the adequacy of available bank lines of credit;

  •
  the ability to attract long-term capital with satisfactory terms;

  •
  cash flows generated from operating activities;

  •
  acquisitions; and

  •
  capital expenditures.

Our primary capital needs are for working capital obligations and other general corporate purposes, including acquisitions and capital expenditures. Our primary sources of working capital are cash from operations supplemented by bank borrowings. In the past, we have financed acquisitions initially through increased bank borrowings, the issuance of common stock and other borrowings, repaying any borrowings with cash flows from operations. We have funded our capital expenditures through increased bank borrowings or through capital leases and then have reduced these obligations with cash flows from operations.

We believe we have adequate availability of capital to fund our present operations, meet our commitments on our existing debt, and fund anticipated growth, including expansion in existing and targeted market areas. We continually seek potential acquisitions and from time to time hold discussions with acquisition candidates. If suitable acquisition opportunities or working capital needs arise that would require additional financing, we believe that our financial position and earnings history provide a solid base for obtaining additional financing resources at competitive rates and terms. Additionally, we may issue additional shares of common or preferred stock to raise funds.

Indebtedness

We currently have the following credit facilities:

  •
  a senior secured credit facility in the U.S.;

  •
  a Canadian senior secured credit facility; and

  •
  a capital lease facility.

Upon completion of the proposed offering, we anticipate using the proceeds to pay off all of our debt other than our senior secured credit facilities and the capital lease facility. This debt consists of:

  •
  $17.7 million of 18% junior subordinated notes payable, including accrued and unpaid interest, at June 30, 2004;

  •
  $7.0 million principal amount of 8% subordinated notes to related parties due August 2007 at June 30, 2004; and

  •
  $21.8 million of 12% seller notes due August 2007 and August 2010, including accrued and unpaid interest, at June 30, 2004;

Senior secured credit facilities

We amended and restated our senior secured credit facilities in March 2004. We further amended these credit facilities in August 2004. The amendment, however, is contingent on this offering closing on or before October 15, 2004, the proceeds of this offering being applied, no event of default existing at that time, and other customary closing conditions being satisfied. The amendment is not effective until these contingencies are resolved. After giving effect to this amendment, the credit facilities will mature on September 30, 2009 and consist of a $113 million United States revolving line of credit and a CDN $15 million Canadian revolving line of credit, commonly referred to as revolvers, and term loans totaling $30 million.

At June 30, 2004, there was $49.8 million outstanding and $63.8 million available for borrowing under the revolvers, subject to changes in our borrowing base availability determined by trade accounts receivable and product inventories levels. The balance outstanding under the term loans was $28.5 million at June 30, 2004.

Interest on borrowings under the U.S. facilities is payable at our election at either of the following rates:

  •
  an index rate (that is the higher of (a) the base rate for corporate loans quoted in The Wall Street Journal or (b) the Federal Reserve overnight rate plus 1/2 of 1%) plus a margin of 0.75% to 1.75%; or

  •
  the current LIBOR Rate plus a margin ranging from 2.00% to 3.00%.

Interest under the Canadian facility is payable at our election at either of the following rates:

  •
  an index rate (that is the higher of (1) the Canadian prime rate as quoted in the Globe and Mail and (2) the 30-day BA Rate plus 1.25% plus 0.75%; or

  •
  the BA rate as described in the Canadian facility plus 2.00%.

Substantially all of our assets, including the capital stock and assets of our wholly-owned subsidiaries, secure our obligations under these senior secured credit facilities. The senior secured credit facilities have numerous restrictive covenants, including required fixed charge coverage and an indebtedness to EBITDA ratio determined at the end of each quarter. As of June 30, 2004, we were in compliance with all covenants and financial ratio requirements. See "Description of indebtedness."

Borrowings under the revolving line of credit outstanding at June 30, 2004 have been classified as current liabilities in the accompanying balance sheets in accordance with the consensus of EITF Issue 95-22, Balance Sheet Classification of Borrowings Outstanding under Revolving Credit Agreements that include both a Subjective Acceleration Clause and a Lock-Box Arrangement.

Capital lease facility

Our capital lease facility allows us to finance a portion of our transportation and warehouse equipment. The facility totals $2.1 million, of which $1.4 million was outstanding at June 30, 2004, with fixed interest rates averaging 5.7%.

Contractual obligations

At June 30, 2004, our contractual obligations were as follows:

	Fiscal years
(in millions)	2004	2005	2006	2007	2008	Thereafter	Total

Long-term debt, including current portions(1)	$51.3	$6.0	$6.0	$43.8	$16.8	$—	$123.9
Capital leases(2)	0.1	0.3	0.3	0.4	0.3	0.0	1.4
Operating leases	1.9	6.8	6.5	3.4	0.9	0.6	20.1
Non-cancellable purchase obligations(3)	—	—	—	—	—	—	—

Total	$53.3	$13.1	$12.8	$47.6	$18.0	$0.6	$145.4

(1)
We intend to use the proceeds of this offering to repay all of our long-term debt, except for the senior notes payable under our credit facilities. We may incur additional obligations for interest due under these senior notes payable. Using a LIBOR interest curve and assuming we repay these loans as scheduled, we estimate our interest payments on the senior notes payable to be $1.3 million, $1.2 million, and $0.3 million for 2005, 2006 and 2007, respectively.

(2)
Related to our purchase of transportation equipment.

(3)
In general, we purchase products under purchase obligations which are cancellable by us without cost or which expire after 30 days.

We will be required to cash settle the warrant derivative liability, which we have valued at $32.2 million at June 30, 2004, upon the closing of the initial public offering. We will use proceeds of this offering to settle this liability. Based on the mid-point of the price range for this offering set forth on the cover of this prospectus, we will incur an additional charge of approximately $4.7 million upon the completion of this offering.

Capital expenditures

Excluding acquisitions, we have made capital expenditures of $3.8, $5.0, $4.5 and $4.5 million in the nine months ended June 30, 2004, and the years ended September 27, 2003, September 28, 2002, and September 29, 2001, respectively. We also have acquired $1.0 million and $0.7 million of equipment under capital leases for the nine months ended June 30, 2004 and the year ended September 27, 2003, respectively. We expect to make capital expenditures of approximately $0.5 million during the last quarter of fiscal 2004, primarily for transportation and material handling equipment. Approximately 80% of our capital expenditures are made for transportation and material handling equipment.

Off-balance sheet arrangements

We have no off-balance sheet arrangements.

Financial derivatives

We enter into interest rate derivative agreements, commonly referred to as swaps or collars, with the objective of reducing volatility in our borrowing costs.

At June 30, 2004, we had one interest rate collar effectively converting the variable LIBOR component on a portion of our senior credit facility term debt to a fixed rate. The collar has a notional amount of $30 million, expires in September 2005, and has a floor rate of 1.69% and a cap rate of 3.0%. The fair market value of the agreement resulted in an asset of $0.1 million at June 30, 2004, which was determined based on current interest rates and expected trends. Since this instrument does not qualify as a hedge, changes in the unrealized gain or loss are recorded in interest expense in the accompanying statements of operations. The differentials to be paid or received under the terms of the agreement are accrued as interest rates change and are recognized as an adjustment to interest expense related to the debt.

We have warrants outstanding that include a put feature, which allows the holder to require a fair market value cash settlement at a fixed date. We account for this warrant derivative in accordance with EITF Issue 00-19, Accounting for Derivative Financial Instruments Indexed to,

and Potentially Settled in, a Company's Own Stock. The warrants are included as a liability and valued at fair value until the warrants are exercised or cash settled.

Interest rate risk

Our variable interest expense is sensitive to changes in the general level of interest rates. At June 30, 2004, the weighted average interest rate on our $78.3 million of variable interest debt was approximately 3.5%.

While our variable rate debt obligations expose us to the risk of rising interest rates, management does not believe that the potential exposure is material to our overall financial performance or results of operations. Based on June 30, 2004 borrowing levels, a 1.0% increase or decrease in current market interest rates would have the effect of causing a $0.8 million additional pre-tax change to our statements of operations.

Foreign currency exchange rate risk

We have exposure to foreign currency exchange rate fluctuations for revenues generated by our operations outside the United States, which can adversely impact our net income and cash flows. Approximately 11% of our revenues in fiscal 2003 were derived from sales to customers in Canada. This business is primarily conducted in the local currency. This exposes us to risks associated with changes in foreign currency that can adversely affect revenues, net income and cash flows. We do not enter into financial instruments to manage this foreign currency exchange risk.

Business

Overview

We are one of the largest distributors of residential and non-residential roofing materials in the United States and Canada. We also distribute other complementary building materials, including siding, windows, specialty lumber products and waterproofing systems for residential and non-residential building exteriors. We operate 66 branches in 12 states and three Canadian provinces, carrying up to 7,500 SKUs per location and serving more than 18,000 customers. We are a leading distributor of roofing materials in key metropolitan markets in the Northeast, Mid-Atlantic, Southeast and Southwest regions of the United States and in Eastern Canada. We believe we are the first or second largest distributor in each of the regions we serve.

For the fiscal year ended September 27, 2003, residential roofing products comprised 43% of our sales, non-residential roofing products accounted for 34% of our sales, and siding, waterproofing systems, windows, specialty lumber and other building exterior products provided the remaining 23% of our sales.

We also provide our customers with a comprehensive array of value-added services, including:

  •
  advice and assistance to contractors throughout the construction process, including product identification, specification and technical support;

  •
  job site delivery and logistical services;

  •
  tapered insulation design and layout services;

  •
  metal fabrication and related metal roofing design and layout services;

  •
  trade credit; and

  •
  marketing support, including project leads for contractors.

We believe the additional services we provide strengthen our relationships with our customers and distinguish us from our competition. The vast majority of orders requires at least some of these services. Our ability to provide these services efficiently and reliably can save contractors time and money. We also believe that our value-added services enable us to achieve attractive gross profit margins on our product sales. We have earned a reputation for excellent employees, professionalism and high quality service, including timely, accurate and safe delivery of products, and inventory availability.

Our diverse customer base represents a significant majority of the residential and non-residential roofing contractors in our markets. Reflecting the overall market for roofing products, we sell the majority of our products to roofing contractors that are involved on a local basis in the replacement, or re-roofing, component of the roofing industry. Our branch-based operating model allows us to provide customer service that capitalizes on our knowledge of the local and regional markets that we serve, while benefiting from the purchasing, information technology, accounting, financial reporting, credit and other efficiencies we enjoy as a national distributor of roofing and other building products.

We have achieved our growth through a combination of integrating seven strategic and complementary acquisitions between 1998 and 2001, opening new branch locations and broadening our product offering. We have grown from $76.7 million in sales in fiscal year 1998 to $559.5 million in sales in fiscal year 2003, which represents a compound annual growth rate of 48.8%. Income from operations has increased from $5.3 million in fiscal year 1998 to $31.3 million in fiscal year 2003, which represents a compound annual growth rate of 42.6%. In the nine months ended June 30, 2004, we had sales of $472.7 and income from operations of $31.1 million, representing growth of 19.6% and 61.7%, respectively, in sales and income from operations over the comparable 2003 period. We believe that our proven business model will continue to deliver industry-leading growth and operating profit margins.

History

Our predecessor, Beacon Sales Company, Inc. was founded in Somerville, Massachusetts (a suburb of Boston) in 1928. In 1984, when our current Chairman Andrew Logie acquired Beacon Sales Company with other investors, it operated three distribution facilities and generated approximately $16 million in annual revenue. In August 1997, Code, Hennessy & Simmons III, L.P., a Chicago-based private equity fund, and certain members of management, organized our company to purchase Beacon Sales Company, to use it as a platform to acquire leading regional roofing materials distributors throughout the United States and Canada. At the time that it was purchased by Code Hennessy and management, Beacon Sales Company operated seven branches in New England and generated approximately $72.0 million of revenue annually, primarily from the sale of non-residential roofing products. Since 1997, we have acquired and integrated seven additional regional roofing materials distributors with leading positions in their respective geographic markets. Over the same time period, we and our acquired distributors have opened a total of 20 new branches (11 of which were opened under our ownership). We have also expanded our product offerings to offer residential roofing products, complementary exterior building materials and related services. Our strategic acquisitions, branch expansions, and product line extensions have increased the diversity of both our customer base and local market focus and generated cost savings through increased purchasing power and reduced overhead expenses.

U.S. industry overview

The Freedonia Group Incorporated, a leading international industry study and database company, estimates that the U.S. roofing market was a $10 billion industry in 2003. Freedonia estimates that this number will grow by over 3% annually, reaching an estimated market size of $11.4 billion by 2007. We believe this rate of growth is consistent with stable long-term growth rates in the industry over the past 40 years. Unless otherwise indicated, all industry statistics, estimates and trends in this overview are derived from the 2003 Freedonia Roofing Focus Report.

The U.S. roofing market can be separated into two categories: the residential roofing market and the non-residential roofing market. The residential roofing market accounts for approximately 60% of the total U.S. market by volume. Through the end of the decade, non-residential roofing construction is expected to grow faster than residential roofing construction.

Roughly 70% of expenditures in the roofing market is for re-roofing projects, with the balance being for new construction. Re-roofing projects are generally considered maintenance and repair expenditures and are less likely than new construction projects to be postponed during periods of recession or slow economic growth. As a result, demand for roofing products is less volatile than overall demand for construction products.

Regional variations in economic activity influence the level of demand for roofing products across the United States. Of particular importance are regional differences in the level of new home construction and renovation, since the residential market for roofing products accounts for approximately 60% of demand. Demographic trends, including population growth and migration, contribute to regional variations in residential demand for roofing products through their influence on regional housing starts and existing home sales.

Roofing distributors

Wholesale distribution is the dominant distribution channel for both residential and non-residential roofing products. Wholesale roofing product distributors serve the important role of facilitating the purchasing relationships between roofing materials manufacturers and thousands of contractors. Wholesale distributors also maintain localized inventories, extend trade credit, give product advice and provide delivery and logistics services.

Despite recent consolidation, the roofing materials distribution industry remains highly fragmented. According to IBISWorld Pty Ltd., the roofing and related building materials industry in the United States consists of more than 1,800 distributors. The industry is characterized by a large number of small and local regional participants. As a result of their small size, many of these distributors lack the corporate, operating and IT infrastructure required to compete effectively.

Residential roofing market

Within the residential roofing market, the re-roofing market is more than twice the size of the new roofing market, accounting for over $3 billion of sales in 2003. Over the next several years, re-roofing demand is expected to continue to exceed new roofing demand, with growth rates nearly double those of new roofing.

Driving this demand for re-roofing is an aging U.S. housing stock. Approximately 70% of the U.S. housing stock is over 20 years old, with the median age of U.S. homes at 32 years. Asphalt shingles, which dominate the residential roofing market with a nearly 87% share, have an expected useful life of 15 to 20 years. While major replacements account for about 30% of residential re-roofing spending, repairs, additions and alterations represent the majority of this market.

A number of factors also generate re-roofing demand, including one-time weather damage, improvement expenditures and homeowners looking to upgrade their homes. Sales of existing homes can affect re-roofing demand, as some renovation decisions are made by sellers preparing their houses for sale and others made by new owners within the first year or two of occupancy.

Within the new construction portion of the residential roofing market, expected continued strong housing starts together with larger average roof sizes should support continued growth in new residential roofing demand. Although housing starts are not expected to continue at the rapid pace of the last few years, they are projected to remain high relative to historic levels. While new site-built housing units are expected to rise slightly, the strongest growth is expected to be in the manufactured housing area.

Non-residential roofing market

Demand for roofing products used on non-residential buildings is forecast to advance at a faster rate than roofing products used in residential construction, as a result of a continued rebound in construction activity in the office, commercial and industrial markets. New non-residential roofing is currently the fastest-growing portion of the U.S. roofing market. Improving economic conditions, including a better outlook for business and increased capital spending, are expected to drive expenditures for non-residential roofing. High-margin metal roofing will play an important role in the increased demand.

Re-roofing projects represent approximately 75% of the total non-residential demand. Re-roofing activity tends to be less cyclical than new construction and depends in part upon the types of materials on existing roofs, their expected lifespan and intervening factors such as wind or water damage.

The non-residential roofing market includes an office and commercial market, an industrial market and an institutional market. Office and commercial roofing projects, the single largest component of the non-residential roofing market at 47%, are expected to continue to show strong gains. Industrial roofing projects, representing 24% of non-residential roofing product sales, should also steadily grow. Following a large contraction in non-residential construction from 2000 to 2002, non-residential roofing sales are expected to rebound.

The institutional market is comprised primarily of healthcare and educational construction activities. This market will continue to benefit from an aging baby boom population that will drive increases in the nation's healthcare infrastructure, as well as increasing school enrollments that will require new and replacement facilities.

Other complementary building product offerings

Demand for other, complementary building products such as siding, windows and doors for both the residential and non-residential markets is also growing. As in the roofing industry, demand for these products is driven by the repair and remodeling market as well as the new construction market.

These complementary products also significantly contribute to the overall building products market. The U.S. siding market is roughly $8 billion in size and the U.S. window and door industry is approximately $24 billion in size. Both of these markets are expected to grow in line with that of the roofing industry over the next several years.

Our strengths

We believe that our sales and earnings growth has been and will continue to be driven by our primary competitive strengths, which include the following:

National scope combined with regional expertise. We believe we are one of the four largest roofing materials distributors in the United States and Canada and either the first or second largest in each of our core geographic markets: the Southeast, Northeast, Southwest and Mid-Atlantic regions of the United States as well as Eastern Canada. We believe that our leading market position provides us with significant name recognition, volume purchasing discounts, access to exclusive distribution rights and other operating efficiencies.

We utilize a branch-based operating model, in which branches maintain local customer relationships but benefit from centralized functions such as information technology, accounting, financial reporting, credit, purchasing, legal and tax services. This allows us to provide customers with specialized products and personalized local services tailored to a geographic region, while benefiting from the resources and scale efficiencies of a national distributor. We measure the performance of all our branches against a consistent set of benchmarks.

Diversified business model that reduces impact of economic downturns. We believe that our business is meaningfully protected in an economic downturn because of our high concentration in re-roofing, mix between residential and non-residential products, geographic and customer diversity, and the financial and operational ability to expand our business and obtain market share. Re-roofing is a basic repair and maintenance expense and is not typically deferred in a recessionary or slow growth economy. Our historical experience has been that the residential and non-residential markets have not undergone simultaneous contractions. We believe that our geographic diversity as well as the diversity of our customers moderate our exposure to a major regional recession on our overall growth.

Superior customer service. We believe that our high level of customer service and support differentiates us from our competitors. We employ experienced salespeople who possess in-depth technical knowledge of roofing materials and applications, allowing them to provide advice and assistance in properly identifying products for various applications. We also support our customers with services such as safe and timely job site delivery, logistical support and marketing assistance. We provide additional services such as tapered insulation design and layout and metal fabrication. We believe that the services provided by our employees improve our customers' efficiency and profitability which, in turn, strengthens our customer relationships.

Strong platform for growth and acquisition. Since 1997, we have consistently increased revenue and operating income at rates well in excess of the growth in the overall roofing materials distribution industry. We have expanded our business through strategic acquisitions, new branch openings and the diversification of our product offering. We believe that our success in acquiring companies has been the result of maintaining strong regional identities to ensure customer and employee continuity, integrating a uniform information technology platform across all U.S. and Canadian operations, leveraging our purchasing power with manufacturers and consolidating back-office operations. We have both successfully acquired companies and significantly improved their financial and operating performance after acquisition. We believe that our experience in integrating acquired businesses provides a competitive advantage in the evaluation and integration of future acquisitions. We have expanded through internal growth as well. We and the companies we have acquired have opened 20 greenfield locations since 1997, with 11 of these locations opened under our ownership.

Sophisticated IT platform. All of our locations operate on the same management information systems. We have made a significant investment in our information systems, which we believe are among the most advanced in the roofing distribution industry. These systems provide us with a consistent platform across all of our operations that helps us achieve additional cost reductions, greater operating efficiencies, improved purchasing, pricing and inventory management and a higher level of customer service. Our systems have substantial capacity to handle our future growth without requiring significant additional investment.

Industry-leading management team. We believe that our key personnel, including branch managers, are among the most experienced in the roofing industry. Our executive officers, regional vice presidents and branch managers have an average of over 18 years of roofing industry experience. The experience and tenure of our personnel and their long standing relationships with their customers have been instrumental to our growth.

Extensive product offering and strong supplier relationships. We have a product offering of up to 7,500 SKUs, representing an extensive assortment of high-quality branded products. Our product portfolio ranges from steep slope roofing (residential), flat roofing (non-residential), underlayments and custom metals to windows, siding and waterproofing systems. We constantly review our product lines, adding items to meet customer needs and eliminating SKUs that are not being purchased. We market our extensive product base to both residential and non-residential contractors through newsletters, direct mailings, trade shows and the internet. We believe that our extensive product offering has been a significant factor in attracting and retaining many of our customers.

Because of our significant scale, product expertise and reputation in the markets that we serve, we have established strong ties to the major residential roofing materials manufacturers, such as Certainteed, Elcor, EMCO, GAF, Owens Corning and Tamko, as well as the major non-residential roofing materials manufacturers, such as Carlisle, Firestone, Soprema and Versico. Because of the volume of products we sell, we are able to achieve substantial volume rebates from manufacturers that we believe are enjoyed by only a select few in the industry.

Growth strategies

Our objective is to become the preferred supplier of roofing and other exterior building product materials in the U.S. and Canadian market while continuing to increase our revenue base and maximize our profitability. We plan to attain these goals by executing the following strategies:

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  selectively expanding geographically through new branch openings;

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  acquiring market-leading regional roofing materials distributors; and

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  selectively expanding our product line with new roofing materials and building products.

We currently have branches in nine of the 50 largest metropolitan markets in the United States.

Expand geographically through new branch openings. Significant opportunities exist to expand our geographic focus by opening additional branches in existing or contiguous regions. Since 1997, we and our acquired companies have successfully entered numerous markets through greenfield expansion. The investment required to open a new branch is modest. Capital investment consists primarily of trucks, forklifts and, to a lesser extent, certain office equipment.

Our strategy with respect to greenfield opportunities is to open branches within our existing markets, where existing customers have expanded into new regions and in areas that have no ideal acquisition candidates or where potential acquisitions are likely to be too costly. We believe that our existing corporate infrastructure is capable of supporting a much larger branch network and significantly higher sales volume. We and the companies we have acquired have opened 20 greenfield locations since 1997, with 11 of these locations opened under our ownership.

Pursue acquisitions of regional market-leading roofing materials distributors. Acquisitions have historically been an important component of our growth strategy. We believe that there are significant opportunities to grow our business through disciplined, strategic acquisitions. With only a few large, well-capitalized competitors in the industry, we believe that we can continue to build on our distribution platform by successfully acquiring additional roofing materials distributors at reasonable prices and subsequently realizing substantial purchasing and operating synergies by leveraging our existing corporate, operating and IT infrastructure. We have successfully integrated seven new businesses during the past six years.

Expand product offerings. We believe that continuing to increase the breadth of our product line and customer service are effective methods of increasing sales to current customers and attracting new customers. We work closely with customers and suppliers to identify new building products and services, including windows, siding, waterproofing systems, insulation and metal fabrication. In addition, we believe we can expand by introducing products that we currently offer in certain of our existing markets into some of our other markets. In particular, we believe that we can introduce non-residential roofing products into certain of our markets that are currently largely residential. We believe that we are well positioned to successfully introduce new products in additional markets. We have increased the number of SKUs we carry from 1,500 in 1997 to up to 7,500 currently. Over the same time period, we have moved from distributing primarily non-residential products to a full line of residential and non-residential roofing products, as well as other exterior building products.

Products and services

Products

The ability to provide a broad range of products is essential in roofing materials distribution. We carry one of the most extensive arrays of high-quality branded products in the industry, enabling us to deliver products to our customers on a timely basis. We are able to fulfill more than 95% of our orders through our in-stock inventory as a result of the breadth and depth of our inventory at our branches. Our product portfolio includes residential roofing products, non-residential roofing products, siding, windows and specialty lumber products. Our product lines are designed to meet the requirements of both residential and non-residential roofing contractors.

Product Portfolio

Residential roofing products	Non-residential roofing products	Complementary building products
		Siding	Windows
Asphalt shingles
Synthetic slate and tile
Slate
Nail base insulation
Metal roofing
Felt
Wood shingles and shakes
Nails and fasteners
Prefabricated Flashings
Ridges and soffit vents
Gutters and downspouts
Other accessories	Single-ply roofing
Asphalt
Metal
Modified bitumen
Built-up roofing
Cements and coatings
Insulation—flat stock and tapered
Commercial fasteners
Metal edges and flashings
Other accessories
Skylights, smoke vents and roof hatches
	Sheet metal including copper, aluminum and steel	Vinyl siding Red, white and yellow cedar siding Fiber cement siding Soffits House wraps and vapor barriers Other Waterproofing systems Air barrier systems	Vinyl windows Aluminum windows Wood windows Specialty Lumber Redwood Red cedar decking Mahogany decking Pressure treated lumber Fire treated plywood Synthetic decking PVC trim boards Millwork

The products that we distribute are supplied by the industry's leading manufacturers of high-quality roofing materials and related products, such as Carlisle, Certainteed, Elcor, EMCO, Firestone, GAF Materials, Johns Manville, Owens Corning and Tamko.

In the residential market, asphalt shingles comprise the largest share of the products we sell. We have also developed a specialty niche in the residential roofing market by distributing products such as high-end shingles, copper gutters and metal roofing products, as well as specialty lumber products for residential applications, including redwood, white and red cedar shingles, red cedar siding, and mahogany and red cedar decking. Additionally, we distribute gutters, downspouts, tools, nails, vinyl siding, windows, decking and related exterior shelter products to meet the needs of our residential roofing customers.

In the non-residential market, single-ply roofing systems comprise the largest share of our products. Our single-ply roofing systems consist primarily of Ethylene Propylene Diene Monomer (synthetic rubber), or EPDM, roofing materials and related components. In addition to the broad range of single-ply roofing components, we sell the insulation that is required as part of most non-residential roofing applications. Our insulation products include tapered insulation, which has been a high growth product line. Our remaining non-residential products include metal roofing and flashings, fasteners, fabrics, coatings, roof drains, modified bitumen, built-up roofing and asphalt.

Services

We emphasize service to our customers. We employ a knowledgeable staff of in-house salespeople. Our sales personnel possess in-depth technical knowledge of roofing materials and applications and are capable of providing advice and assistance to contractors throughout the construction process. In particular, we support our customers with the following value-added services:

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  advice and assistance throughout the construction process, including product identification, specification and technical support;

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  job site delivery and logistical services;

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  tapered insulation design and layout services;

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  metal fabrication and related metal roofing design and layout services;

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  trade credit; and

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  marketing support, including project leads for contractors.

Customers

Our diverse customer base consists of more than 18,000 contractors, home builders, building owners, and other resellers throughout the Southeast, Northeast, Southwest and Mid-Atlantic regions of the United States, as well as in Eastern Canada. Our typical customer varies by end market, with relatively small contractors in the residential market and small to large-sized contractors in the non-residential market. To a lesser extent, our customer base includes general contractors, retailers and building materials suppliers.

As evidenced by the fact that a significant number of our customers have relied on us or our predecessors as their vendor of choice for decades, we believe that we have strong customer relationships that our competitors cannot easily displace or replicate. No single customer accounts for more than 1% of our revenues.

Sales and marketing

Sales strategy

Our sales and marketing strategy is to provide a comprehensive array of high-quality products and superior value-added services to residential and non-residential roofing contractors reliably, accurately and on-time. We fulfill more than 95% of our orders through our in-stock inventory as a result of the breadth and depth of our inventory at our local branches. We believe that our focus on providing superior value-added services and our ability to fulfill orders accurately and rapidly enables us to attract and retain customers.

Sales organization

We have attracted and retained an experienced sales force of more than 300 salespeople who are responsible for generating revenue at the local branch level. The expertise of our salespeople helps us increase sales to existing customers and add new customers.

Each of our branches is headed by a branch manager, who also functions as the branch's sales manager. In addition, each branch generally employs up to four outside direct salespeople and up to five inside salespeople who report to their branch manager. Branches that focus on the residential market typically staff larger numbers of outside salespeople.

The primary responsibilities of our outside salespeople are to prospect for new customers and increase sales to existing customers. Our outside salespeople accomplish these objectives by reviewing information from Dodge Reports and other industry news services in search of attractive construction projects in their local markets that are up for bids from contractors. Once a construction project is identified, our outside salespeople contact potential customers in an effort to solicit their interest in participating with us in the project. By seeking a contractor to "partner" with on a bid, we increase the likelihood that the contractor will purchase their roofing materials and related products from us in the event that the contractor is selected for the project.

To complement our outside sales force, we have built a strong and technically proficient inside sales staff. Our inside sales force is responsible for fielding incoming orders, providing pricing quotations and responding to customer inquiries. Our inside sales force provides vital product expertise to our customers.

In addition to our outside and inside sales forces, we are manufacturer representatives for particular manufacturers' products. Currently, we have developed relationships with Carlisle, Johns Manville, Owens Corning, Soprema and Firestone on this basis. We currently employ 14 representatives who act as liaisons (on behalf of property owners, architects, specifiers and consultants) between these roofing materials manufacturers and professional contractors.

Marketing

In order to capitalize on the local customer relationships that we have established and benefit from the brands developed by our regional branches, we have maintained the trade names of most of the businesses that we have acquired. These trade names—Beacon Sales Company, Best Distibuting, Quality Roofing Supply, The Roof Center and West End Lumber—are well-known in the local markets in which the branches compete and are associated with the provision of high-quality products and customer service.

As a supplement to the efforts of our sales force, each of our branches communicates with residential and non-residential contractors in their local markets through newsletters, direct mail and the Internet (www.beaconroofingsupply.net). In order to build and strengthen relationships with customers and vendors, we sponsor and promote our own regional trade shows, which feature general business and roofing seminars for our customers and product demonstrations by our vendors. In addition, we attend numerous industry trade shows throughout the regions in which we compete, and we are an active member of the NRCA, as well as regional contractors' associations.

Purchasing and suppliers

Our status as a leader in our core geographic markets, as well as our reputation in the industry, has allowed us to forge strong relationships with numerous manufacturers of roofing materials and related products, including Carlisle, Certainteed, Elcor, Firestone, GAF Materials, Johns Manville, Owens Corning and Tamko.

We are viewed by our suppliers as a key distributor due to our industry expertise, significant market share in our core geographic markets and the substantial volume of products that we distribute. We have significant relationships with more than 50 suppliers and maintain multiple supplier relationships for each product line.

We have centralized the procurement of products through our headquarters for the vast majority of the products that we distribute. We believe this enables us to purchase products more economically than all but a few of our competitors. Product is shipped directly by the manufacturers to our branches.

Operations and facilities

Facilities

Our network of 66 branches serves metropolitan areas in 12 states and the Canadian provinces of Manitoba, Ontario and Quebec. This network has enabled us to effectively and efficiently serve a broad customer base and to achieve a leading market position in each of our core geographic markets.

Operations

Our branch-based model provides each location with a significant amount of autonomy to operate within the parameters of our overall business model. Operations at each branch are tailored to meet the local needs of their customers. Depending on market needs, branches carry from about 2,400 to 7,500 SKUs.

Branch managers are responsible for sales, pricing and staffing activities, and have full operational control of customer service and deliveries. We provide our branch managers with significant incentives that allow them to share in the profitability of their respective branches as well as the company as a whole. Personnel at our corporate operations assist the branches with purchasing, procurement, credit services, information systems support, contract management, legal services, benefits administration and sales and use tax services.

Distribution/fulfillment process

Our distribution/fulfillment process is initiated upon receiving a request for a contract job order or product order from a contractor. Under a contract job order, a contractor typically requests roofing or other construction materials and technical support services. The contractor discusses the project's requirements with a salesperson and the salesperson provides a price quotation for the package of products and services. Subsequently, the salesperson processes the order and we deliver the products to the customer's job site.

Fleet

Our distribution infrastructure supports more than 500,000 deliveries annually. To accomplish this, we maintain a dedicated fleet of 207 trucks, 108 tractors and 206 trailers that we own or lease. Nearly all of our delivery vehicles are equipped with specialized equipment, including 112 truck-mounted forklifts, cranes, telescoping booms or conveyors, which are necessary to deliver products to rooftop job sites in an efficient and safe manner.

Our branches focus on providing materials to customers who are located within a two-hour radius of their respective facilities. We make deliveries five days per week.

Management Information System

We have fully integrated management information systems. Our systems are consistently implemented across all our branches, and acquired businesses are promptly moved to our system upon acquisition. For example, our last acquisition included 21 branches; we converted five to our systems within five months and the remainder within nine months. This conversion included the training of over 300 employees and a complete conversion of the acquired company's essential data. Our systems support every major internal operational function, except payroll, providing complete integration of purchasing, receiving, order processing, shipping, inventory management, sales analysis and accounting. All of our domestic branches use the same data bases within the system, allowing branches to easily acquire products from other branches or schedule deliveries by other branches, greatly enhancing our customer service. Our system also has a sophisticated pricing matrix which allows us to refine pricing by region, branch, type of customer, customer, or even a specific customer project. In addition, our system allows us to monitor all branch and regional performance centrally. We have centralized many functions to leverage our size, including accounts payable, insurance, employee benefits, vendor relations, and banking.

Most of our branches are connected to our two IBM AS400 computer networks by frame relay. The remainder are connected via secure Internet connections. Within 18 months, we expect all branches will be converted to Internet connections. We maintain a third IBM AS400 as a disaster recovery system, and information is backed up to this system throughout each business day. We have the capability of switching our domestic operations to the disaster recovery system electronically.

We have created a financial reporting package that allows us to send branches information they can use to compare branch by branch financial performance, which we believe is essential to operating each branch efficiently and more profitably. We have also developed a benchmarking report which enables us to compare all of our 66 branches' performance in 12 critical areas.

We can place purchase orders electronically with some of our major vendors. The vendors then transmit their invoices electronically to us. Our system automatically matches these invoices with the related purchase orders and schedules payment. Approximately 40% of our inventory purchases are processed electronically. We have the capability to handle customer processing electronically, although most customers prefer ordering through our sales force.

Government regulations

We are subject to regulation by various federal, state, provincial and local agencies. These agencies include the Environmental Protection Agency, Department of Transportation, Interstate Commerce Commission, Occupational Safety and Health Administration and Department of Labor and Equal Employment Opportunity Commission. We believe we are in compliance in all material respects with existing applicable statutes and regulations affecting environmental issues and our employment, workplace health and workplace safety practices.

Litigation

From time to time, we are involved in lawsuits that are brought against us in the normal course of business. We are not currently a party to any legal proceedings that would be expected, either individually or in the aggregate, to have a material adverse effect on our business or financial condition.

Competition

The U.S. roofing supply industry is highly competitive. The vast majority of our competition comes from local and regional roofing supply distributors, and, to a much lesser extent, other building supply distributors and "big box" retailers. Among distributors, we compete against a small number of large distributors and many small, local, privately-owned distributors. We are among the four largest roofing materials distributors in the United States and Canada. The principal competitive factors in our business include, but are not limited to, availability of materials and supplies; technical product knowledge and expertise; advisory or other service capabilities; pricing of products; and availability of credit. We generally compete on the basis of product quality and the quality of our services and, to a lesser extent, price. We compete within the roofing supply industry not only for customers but also for personnel.

Employees

As of September 3, 2004, we had approximately 1,200 employees, consisting of 342 in sales and marketing, 138 in branch management, including supervisors, 558 warehouse workers and drivers, and 162 general and administrative personnel.

Ten of our employees are represented by a labor union and covered by a collective bargaining agreement. We believe that our employee relations are good.

Properties

We lease 60 facilities, including our headquarters, throughout the Northeast, Mid-Atlantic, Southeast, and Southwest regions of the United States and in Eastern Canada. These leased facilities range in size from 5,000 square feet to 86,000 square feet. In addition, we own sales/warehouse facilities located in Manchester, New Hampshire; Reading, Pennsylvania; Montreal, Quebec; Sainte-Foy, Quebec; Delson, Quebec; Salisbury, Maryland; Hartford, Connecticut; Cranston, Rhode Island; and Lancaster, Pennsylvania. These owned facilities range in size from 11,500 square feet to 48,900 square feet. All of the owned facilities are mortgaged to our senior lenders. We believe that our properties are in good operating condition and adequately serve our current business operations.

Management

Executive officers and directors

The following table sets forth information about our executive officers and directors and their ages as of September 3, 2004.

Name	Age	Position

Robert R. Buck	56	President and Chief Executive Officer, Director
David R. Grace	45	Chief Financial Officer
Andrew R. Logie	60	Executive Vice President, Chairman of the Board
James J. Gaffney	63	Director
Peter M. Gotsch	40	Director
Krista M. Hatcher	32	Director
Brian P. Simmons	44	Director

We expect to appoint additional directors who are not affiliated with us or any of our stockholders to our board of directors within twelve months of the closing of this offering, so that a majority of our board will be independent directors.

Robert R. Buck, President and Chief Executive Officer and Director. Mr. Buck joined us in October 2003. Prior to joining us, he served as President—Uniform Rental Division of Cintas Corporation from July 1997. From 1991 through 1997, he served as Senior Vice President—Midwest Region of Cintas. From 1982 through 1991, he served as Senior Vice President—Finance and Chief Financial Officer of Cintas. Mr. Buck presently serves as a director of Kendle International, Inc. and Multi-Color Corporation, both of which are Nasdaq-traded companies.

David R. Grace, Chief Financial Officer. Mr. Grace is responsible for financial management of our company and each of our regional subsidiaries. Mr. Grace began his career as a CPA in public accounting with Baril and Smith CPA. He joined Beacon Sales Company as an accountant in 1987. He served in positions of increasing responsibility until he was named CFO at the time that we acquired Beacon Sales Company. Mr. Grace has a degree in accounting from Bentley College in Waltham, Massachusetts.

Andrew R. Logie, Chairman and Executive Vice President and Director. Mr. Logie and a group of investors acquired Beacon Sales Company, Inc. in 1984. As its new CEO, he oversaw the growth of the business from three to seven branches, with sales increasing six-fold to $70 million in 1997, prior to its acquisition by Beacon Roofing Supply, Inc. From 1997 to July 2002, he was our Chairman, President and Chief Executive Officer. He became Executive Vice President and Chairman in July 2002. Prior to joining Beacon Sales Company, Mr. Logie spent 14 years in the roofing industry, working nine years with Bradco Supply and five years with GAF Corporation. Mr. Logie attended Nichols College in Dudley, Massachusetts.

James J. Gaffney, director. Mr. Gaffney became a director in July 2004. From 1997 through 2003, Mr. Gaffney served as Vice Chairman of the Board of Viking Pacific Holdings, Ltd. and Chairman of the Board of Vermont Investments, Ltd., a New Zealand-based conglomerate, and provided consulting services to GS Capital Partners II, L.P. (a private investment fund affiliated with Water Street Corporate Recovery Fund I, L.P. and Goldman, Sachs & Co.), and other affiliated investment funds. Mr. Gaffney presently serves as Chairman of the Board of Directors of Imperial Sugar Company and as a director of Hexcel Incorporated and SCP Pool Corporation.

Peter Gotsch, director. Mr. Gotsch has served as director since 1997. Mr. Gotsch has been a member of Code Hennessy Simmons LLC since 1997 and employed by its affiliates since 1989. Mr. Gotsch holds a B.A. degree from St. Olaf College and an M.B.A. from Northwestern University. Mr. Gotsch presently serves as the Chairman of the Board of The Hillman Companies, Inc.

Krista Hatcher, director. Ms. Hatcher has served as director since 2000. Ms. Hatcher has been a vice president of Code Hennessy & Simmons LLC since 2003. From 1999 until her promotion in 2003, Ms. Hatcher was an associate at CHS. Ms. Hatcher holds a B.B.A. degree from the University of Michigan and an M.B.A. from the University of Chicago.

Brian Simmons, director. Mr. Simmons has served as director since 1997. Mr. Simmons is a member of Code Hennessy & Simmons LLC and founded its predecessors in 1988. Mr. Simmons holds an A.B. degree from Cornell University.

Other key management

Name	Age	Position

Robert K. Greer, Jr.	47	Regional Vice President
William T. Logie	41	Regional Vice President
James I. MacKimm	48	Regional Vice President
Lloyd G. McCulley, Jr.	54	Regional Vice President
Patrick Murphy	49	Regional Vice President
Jean-Guy Plante	50	Regional Vice President

Robert K. Greer, Jr. (Ken). Mr. Greer began his career with Railton Inc. as the branch manager of their Houston, Texas location. Shortly after joining West End Lumber, which now operates as our Southwest region, in 1990, he opened their Gulf Freeway location and remained there as branch manager until being appointed general manager in February 1996. Upon joining us in June 2001, with the acquisition of West End Lumber, Mr. Greer was named Vice President of West End Lumber. Mr. Greer attended Baylor University in Waco, Texas.

William T. Logie. Mr. Logie is responsible for the overall operations of Beacon Sales Company, which operates as our Northeast region. He has been with Beacon Sales Company for over 15 years, having held various positions of increasing responsibility including branch manager of the Brockton, Massachusetts location from March 1991 through October 2001. In October 2001, he was named Vice President of Beacon Sales Company. William Logie is the son of Andrew Logie.

James I. MacKimm. Mr. MacKimm has spent his entire career in the roofing industry. Upon joining Beacon Sales Company in 1990, he opened the Cranston, Rhode Island location and remained there as branch manager. In 1994, he was named branch manager of Beacon Sales Company's Somerville, Massachusetts location. He was appointed Vice President of Quality Roofing Supply Company, which operates as part of our Mid-Atlantic region, in May 2003. Mr. MacKimm has a degree in accounting from Boston College in Newton, MA.

Lloyd G. McCulley, Jr. (Bud). Mr. McCulley joined The Roof Center, which now operates as part of our Mid-Atlantic region, in 1991 as a vinyl siding specialist, introducing this line of business. He was named product manager in 1995. He continued to build the vinyl siding business until being named Vice President of The Roof Center in February 2004. Mr. McCulley has a degree in business administration from Towson University in Baltimore, Maryland.

Patrick Murphy. Mr. Murphy is responsible for the overall operations of Best Distributing Company, which operates as part of our Mid-Atlantic region. Prior to joining Best, he worked for several roofing distributors, most recently as a branch manager for JR Morton at their Raleigh, North Carolina location. Shortly after joining Best in 1988, he was named Vice President. Mr. Murphy has a degree in business administration from Michigan State University.

Jean-Guy Plante. Mr. Plante is responsible for the overall operations of Beacon Roofing Supply Canada Company in Eastern Canada. Mr. Plante began his career as a chartered accountant in public accounting with Mallette Maheux and Samson Belair Deloitte & Touche, where he became a partner in charge of the business turnaround department. He joined Groupe Bédard as Executive Vice-President in 1990 and later became President and CEO. He joined us in 1999 when we acquired Groupe Bédard. Mr. Plante has an administrative science degree from Laval University and a chartered accountant diploma.

All of the above individuals were elected regional vice presidents of Beacon in May 2004.

Board composition

Our board of directors consists of six directors. Each director is elected for a term of one year and serves until a successor is duly elected and qualified or until his or her death. There are no family relationships between any of our directors or executive officers. Our executive officers are elected by and serve at the discretion of the board of directors.

Committees of board of directors

The board of directors recently established three committees, the audit committee, compensation committee and nominating and corporate governance committee. In the future, the board may also establish other committees to assist in the discharge of its responsibilities.

The audit committee will select the independent auditors and review the independence of these auditors, approve the scope of the annual audit activities of the independent auditors, approve the audit fee payable to the independent auditors and review audit results with the independent auditors. The audit committee is composed of James J. Gaffney, Krista Hatcher and Peter Gotsch. Within a year following this offering, subject to Nasdaq's applicable transition rules, the audit committee will be comprised solely of directors who meet the independence requirements established by Nasdaq and applicable law. Ernst & Young LLP currently serves as our independent registered public accounting firm.

The duties of the compensation committee will be to provide a general review of our compensation and benefit plans to ensure that they meet our objectives. In addition, the compensation committee will review the chief executive officer's recommendations on compensation of our executive officers and make recommendations for adopting and changing major compensation policies and practices. The compensation committee will report its recommendations to the full board of directors for approval and authorization. It will also fix the annual compensation of the chief executive officer and administer our stock plans. The compensation committee is expected, after additional independent board members are identified and elected, to be comprised of at least three independent directors who are also non-employee directors (as defined in Rule 16b-3 under the Securities Exchange Act) and outside directors (as defined in Section 162(m) of the Internal Revenue Code) who do not have "interlocking" or other relationships with us that would detract from their independence as committee members. The members of the compensation committee are James J. Gaffney, Krista Hatcher and Peter Gotsch.

The nominating and corporate governance committee will be responsible for identifying and recommending potential candidates qualified to become board members, recommending directors for appointment to board committees and developing and recommending to the board a set of corporate governance principles. The nominating and corporate governance committee is comprised of James J. Gaffney, Krista Hatcher and Peter Gotsch.

Director compensation

Independent members of the board of directors receive an annual retainer of $35,000. All directors are also entitled to receive $1,500 for each board meeting attended and $1,000 for each committee meeting. The chairman of each of the audit committee and compensation committee is entitled to receive an additional $10,000 per year. All fees may be paid in cash or shares of stock, at the choice of the director.

In addition, upon election to the board, each director will receive a one-time grant of an option exercisable for 20,000 shares of our common stock. Upon reelection, directors will also receive an annual grant of an option exercisable for 7,500 shares. All options become exercisable one year after the date of grant. Exercise prices will be set at fair market value at the date of grant.

We reimburse members of our board of directors for any out-of-pocket expenses they incur in connection with services provided as directors.

Executive compensation

The following table sets forth information concerning the compensation for fiscal 2003 of our former Chief Executive Officer and our other most highly compensated executive officers who were serving at the end of our last fiscal year. For ease of reference, we collectively refer to these executive officers throughout this section as our "named executive officers." Our current CEO joined us after the end of fiscal 2003 and is not shown in the table, but information about his compensation is included under "—Employment arrangements," below.

Summary compensation table

	Annual compensation		Long-term compensation
Name and principal position	Salary($)	Bonus($)	Securities underlying options(#)	All other compensation($)

Andrew R. Logie Chairman and Executive Vice President	193,092	0	0	22,782(2)
David R. Grace Chief Financial Officer	221,040	90,000	50,050	22,782(2)
John Meister(1) Chief Executive Officer	337,115	0	0	400,000(3)

(1)
Mr. Meister served as CEO until July 18, 2003.

(2)
This compensation represents contributions made by us on behalf of executive officers for a 401(k) plan and a profit sharing distribution.

(3)
This compensation represents an amount paid pursuant to the severance agreement between us and Mr. Meister.

Option grants

The following table sets forth information regarding stock options we granted by us to our named executive officers during our last fiscal year. The options were granted at 100% of fair value of the underlying stock at the date of grant, expire on September 30, 2012 and generally vest on September 30, 2004.

Option grants in fiscal 2003

					Potential realizable value at assumed annual rates of stock price appreciation for option term(1)
	Number of securities underlying options granted	Percent of total options granted to employees in fiscal year
			Exercise price ($/Share)
				Expiration date
Name					5%	10%

Andrew R. Logie	—	—	—	—	—	—
David R. Grace	50,050	12.9%	2.80	1/3/13	88,202	223,522

(1)
The amounts shown on this table represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These gains are based on assumed rates of stock appreciation of 5% and 10% compounded annually from the date the respective options were granted to their expiration date. The gains shown are net of the option exercise price, but do not include deductions for taxes or other expenses associated with the exercise. Actual gains, if any, on stock option exercises will depend on the future performance of our common stock, the optionholder's continued employment through the option period and the date on which the options are exercised.

For information regarding option grants to Robert Buck, see "—Robert Buck option."

Option exercises and fiscal year-end option values

The following table sets forth information for the named executive officers concerning stock option exercises during our last fiscal year and options outstanding at the end of our last fiscal year. None of the named executive officers acquired any shares upon the exercise of outstanding options in fiscal 2003.

Aggregate option exercises in fiscal 2003 and
fiscal year-end option values

			Number of securities underlying unexercised options at fiscal year end
					Value of unexercised in-the-money options at fiscal year end(1)
	Shares acquired on exercise
		Value realized
Name			Exercisable	Unexercisable	Exercisable	Unexercisable

Andrew R. Logie	0	$0	192,010	0	$432,960	$ 0
David R. Grace	0	0	144,690	50,500	287,620	34,650

(1)
There was no public trading market for our common stock as of September 27, 2003. Accordingly, these values have been calculated on the basis of the estimated fair market value of these securities on September 27, 2003, as determined by our board of directors, less the applicable exercise price.

Employment arrangements

We entered into an employment agreement with Robert Buck, our CEO, with a term that extends through November 19, 2006. It provides for a base salary of $430,000 for fiscal year 2004 and $445,000 for fiscal year 2005. After fiscal year 2005, our board will review his base salary annually and may increase (but not decrease) it. Mr. Buck's employment agreement also entitles him to an annual bonus of up to 100% of base salary, depending on whether we reach the performance target that the board sets near the beginning of each fiscal year. The bonus varies from 0% of base salary (if we achieve 85% or less of the target for that fiscal year) to 100% of base salary (if we achieve 115% or more of the target for that year). In between 85% of the target and 115% of the target, the bonus varies on a straight line basis. The employment agreement also provides that if Mr. Buck relocates his residence at our request before September 30, 2005, we will reimburse him for all expenses incurred for the relocation. For the period before he relocates his residence, we have agreed to rent an apartment for his use in the Boston area and reimburse him for travel expenses for up to two round trips per month for him and his wife between their primary residence and the Boston area. Mr. Buck also receives a $1,000 per month car allowance. Under his employment agreement, Mr. Buck is entitled to severance equal to 12 months base salary if we terminate his employment without cause, as that term is defined in his employment agreement, or if we are not willing to renew his employment agreement at the end of the term. The employment agreement limits Mr. Buck's ability to compete with us for 18 months after his employment ends.

Each of our other executive officers is elected by and serves at the discretion of the board of directors.

Compensation committee interlocks and insider participation

Our board of directors approved the employment agreement with Mr. Buck, which established his compensation, and made all compensation decisions regarding our other executive officers. Mr. Buck participated in discussions with the board of directors concerning executive officer compensation. We have recently established a compensation committee and we expect that, after additional independent board members are identified and elected, the compensation committee will be comprised of at least three independent directors who are also non-employee directors (as defined in Rule 16b-3 under the Securities Exchange Act) and outside directors (as defined in Rule 162(m) of the Internal Revenue Code) who do not have "interlocking" or other relationships with us that would detract from their independence as committee members.

Stock plans

Equity compensation plan information

	(a)	(b)	(c)
Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average price of outstanding options, warrants and rights	Number of securities remaining available for issuance under equity compensation plans (excluding securities reflected in column (a))

Equity compensation plans approved by security holders	2,200,000	N/A	2,200,000
Equity compensation plans not approved by security holders	1,904,284	$2.40	0

1998 Stock Plan

We currently maintain the Beacon Roofing Supply, Inc. 1998 Stock Plan, pursuant to which there are outstanding stock options granted to employees and non-employee directors to purchase shares of our common stock. No further awards will be made under the 1998 plan after the offering. We will make any future stock-based awards under a new Beacon Roofing Supply, Inc. 2004 Stock Plan, which will be adopted prior to the offering and which is described in the next section.

Plan administration. The 1998 plan is administered by our board of directors, which has authority to delegate administration to a committee. To the extent the board delegates its authority, references in this summary to the board mean the committee.

Number of shares of common stock. The number of shares of our common stock that may be issuable upon exercise of outstanding stock options under the 1998 plan is 2,115,750. These shares may be authorized but unissued shares or treasury shares. The number of issuable shares is subject to adjustment in the event of any reorganization, recapitalization, stock split or dividend, merger, consolidation, split-up, spin-off, combination, subdivision or any similar corporate transaction. In each case, the board has the discretion to make adjustments it deems necessary to preserve the intended benefits under the 1998 plan.

Stock options. All stock options outstanding under the 1998 plan are non-qualified stock options. The options are evidenced by a written stock option agreement specifying the terms and conditions of the options, as determined by the board consistent with the terms of the 1998 plan, including the option exercise price, the number of shares subject to the option and the vesting schedule. The exercise price of any option is not less than 100% of the fair market value of our stock at the time the option was granted, and no stock option can be exercised later than 10 years after the date of grant.

If a participant's employment with us terminates without cause (as defined in the 1998 plan), he or she must exercise any vested outstanding options within 30 days of termination (90 days if termination is due to death or disability), or if earlier, by the end of their term. Options not exercised within this time period will expire. If a participant's employment with us terminates for cause, all of his or her options expire upon the date of termination.

Payment of stock options and withholding taxes. A participant may at the option of the board pay the exercise price of an option by one or more of the following methods: paying cash; delivering other shares already owned by the participant; or having us retain shares which would otherwise be issued upon the option exercise. The board may permit a participant to pay the minimum amount of any required withholding tax by using one or more of the payment methods described above, and/or by directing us to withhold shares otherwise issuable in connection with the award.

Provisions relating to a change in control. If there is a merger, consolidation, reorganization or sale of our stock, or any extraordinary transaction in which we are involved, the board, or the board of the surviving corporation, has sole discretion to require that the outstanding stock options (i) be assumed by the acquiring or surviving corporation, (ii) be purchased for cash equal to the difference between the exercise price and the then fair market value of the common stock subject to the option, (iii) be converted into other property, or (iv) be exercised within a specified period of time. The board also has the discretion to make adjustments to any outstanding awards as it deems appropriate to reflect the transaction.

Amendment of award agreements; amendment and termination of the 1998 plan. The board may amend any award agreement, and may amend or terminate the 1998 plan, at any time, as long as the amendment or termination does not adversely affect the right of any participant under any agreement without the written consent of the participant, unless the amendment or termination is required by law, regulation or stock exchange rule.

As indicated above, no additional awards will be made under the 1998 plan, although outstanding awards will continue to be governed by its terms and the terms of the related stock option agreements. We intend to make future stock-based awards under the Beacon Roofing Supply, Inc. 2004 Stock Plan described below.

2004 Stock Plan

Prior to the offering, we expect our stockholders will approve the Beacon Roofing Supply, Inc. 2004 Stock Plan. We intend to make awards of stock options and restricted stock under the

2004 plan to key employees and directors. We want to recognize the contributions made by our key employees, provide them with additional incentives to devote themselves to our future success and improve our ability to attract and retain employees. We also want to provide additional incentives to members of our board of directors to serve on the board and dedicate themselves to our future success.

Plan administration. The 2004 plan will be administered by our board, which has authority to delegate administration to the compensation committee so long as the committee is comprised of two or more directors who satisfy the "non-employee director" definition under Rule 16b-3 of the Securities Exchange Act of 1934 and the "outside director" definition under Section 162(m) of the Internal Revenue Code. Until such time as the board has two members who are both non-employee directors and outside directors, the committee may be composed otherwise. The board or committee, as applicable, has full authority to select the individuals who will receive awards under the 2004 plan, determine the form and amount of each of the awards to be granted, and establish the terms and conditions of awards. To the extent the board delegates its authority, references in this summary to the board mean the committee. The board has delegated its authority under the 2004 plan to the compensation committee.

Number of shares of common stock. The number of shares of our common stock that may be issued under the 2004 plan is 2,200,000. Of these 2,200,000 shares: (i) the maximum number issuable as stock options to any employee in any calendar year is 500,000 (or 1,000,000 in the calendar year in which the employee's employment starts), (ii) the maximum number issuable as incentive stock options is 2,200,000, and (iii) the maximum number that may be used for restricted stock awards is 2,200,000.

Shares issuable under the 2004 plan may be authorized but unissued shares or treasury shares. If any award expires, terminates or is forfeited or cancelled for any reason, the shares subject to the award will again be available for issuance. In addition, any shares subject to an award that are delivered to or withheld by us as payment for an award or for withholding taxes due in connection with an award will again be available for issuance, and only the net number of shares delivered to the participant will count toward the number of shares issued under the 2004 plan. The number of shares issuable under the 2004 plan is subject to adjustment in the event of any reorganization, recapitalization, stock split or dividend, merger, consolidation, split-up, spin-off, combination, subdivision or any similar corporate transaction. In each case, the board has the discretion to make adjustments it deems necessary to preserve the intended benefits under the 2004 plan.

Term of plan. Our board can grant awards under the 2004 plan for 10 years following its adoption, or until August 17, 2014. Awards outstanding on that date will continue to be subject to the terms of the plan.

Awards to employees. The 2004 plan provides for discretionary awards of stock options and restricted stock to selected employees and directors.

Stock options. Our board may grant non-qualified or incentive stock options to selected employees and non-qualified stock options to non-employee directors. The board may set the terms and conditions applicable to the options, including the exercise price of the option, type of option and the number of shares subject to the option. In any event, each option will expire 10 years from the date of grant.

In addition, an incentive stock option is subject to the following rules: (i) the aggregate fair market value (determined at the time the option is granted) of the shares of common stock with respect to which incentive stock options are exercisable for the first time by an employee during any calendar year (under all of our stock option plans) cannot exceed $100,000, and if this limitation is exceeded, the portion of the incentive stock option that does not exceed this dollar limit will be an incentive stock option and the remainder will be a non-qualified stock option; and (ii) if an incentive stock option is granted to an employee who owns stock possessing more than 10% of the total combined voting power of all classes of our stock, the exercise price will be 110% of the closing price of our stock on the date of grant and the incentive stock option will expire no later than five years from the date of grant.

Restricted stock. Our board may grant restricted stock awards to directors and selected employees, either for no consideration or for such appropriate consideration, as the board determines. The board has the discretion to determine the number of shares awarded and the restrictions, terms and conditions of the award. Subject to the restrictions, the recipient of an award will be a stockholder with respect to the shares awarded to him or her and will have the rights of a stockholder with respect to the shares, including the right to vote the shares and receive dividends, if any, on the shares.

Our board may establish, as restrictions on the stock, performance goals and targets for participants, which lapse if we achieve the performance goals and targets for the designated performance period. The performance goals may be based on one or more business criteria. Performance goals may be absolute in their terms or measured against or in relationship to the performance of other companies or indices selected by the board.

Payment of stock options and withholding taxes. Our board may permit a participant to pay the exercise price of an option or pay for restricted stock by one or more of the following methods: cash; cash received from a broker dealer to whom the employee has submitted an exercise notice and irrevocable instructions to deliver to us the sales proceeds from the sale of the shares subject to the award to pay the exercise price; delivery of previously acquired shares of stock that are acceptable to the board; or certification of ownership by attestation of these previously acquired shares. Our board may permit an employee to pay the minimum amount of any required withholding tax by using one or more of the payment methods described above, and/or by directing us to withhold shares otherwise issuable in connection with the award.

Provisions relating to a change in control. If there is a change in control (as defined in the 2004 plan), all outstanding awards will become fully exercisable and all restrictions applicable to any awards will terminate or lapse. In addition, our board has sole discretion to provide for the purchase of outstanding stock options for cash equal to the difference between the exercise price and the then fair market value of the common stock subject to the option, make adjustments to any outstanding awards as the board deems appropriate to reflect the change in control, and cause any awards to be assumed by the acquiring or surviving corporation.

Amendment of award agreements; amendment and termination of the plan. Our board may amend any award agreement, and may amend or terminate the 2004 plan, at any time, as long as the amendment or termination does not adversely affect the right of any participant under any agreement in any material way without the written consent of the participant, unless the amendment or termination is required by law, regulation or stock exchange rule. No amendment to the 2004 plan or any award agreement will permit the repricing of stock options.

Robert Buck option

We entered into a special purchase option agreement on October 20, 2003 with Robert Buck, our CEO. At the time, this option agreement entitled Mr. Buck to purchase 336,700 shares of our common stock. As of January 28, 2004, the parties amended and restated the option to increase the number of shares that could be purchased under the option to 408,244 shares. That amendment and restatement did not otherwise change the terms of the option. The amended and restated special purchase option entitles Mr. Buck to purchase 408,244 shares of our common stock at an exercise price of $3.49 per share. Under this option, the exercise price must be paid in cash, unless we permit otherwise. The option expires on October 20, 2013, and will be fully vested upon the completion of our this offering. The option was not granted under our 1998 plan or our 2004 plan.

Principal and selling stockholders

The following table sets forth information regarding the beneficial ownership of our common stock as of September 3, 2004, and as adjusted to reflect the sale of the shares of common stock offered in this offering for:

  •
  each person or entity who is known by us to own beneficially more than 5% of any class of outstanding voting securities;

  •
  each named executive officer and each director;

  •
  all of our executive officers and directors as a group; and

  •
  each other stockholder selling shares in this offering.

Unless otherwise indicated below, to our knowledge, all persons listed below have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law. Unless otherwise indicated below, each entity or person listed below maintains an address of c/o Beacon Roofing Supply, Inc., 1 Lakeland Park Drive, Peabody, MA 01960.

The number of shares beneficially owned by each stockholder is determined under rules promulgated by the SEC. The information is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting or investment power and any shares as to which the individual or entity has the right to acquire beneficial ownership within 60 days after September 3, 2004 through the exercise of any stock option, warrant or other right. The inclusion in the following table of those shares, however, does not constitute an admission that the named stockholder is a direct or indirect beneficial owner.

	Shares beneficially owned before the offering			Shares beneficially owned after the offering
	Common stock			Common stock
			Shares offered hereby(25)
Name	Number of shares	Percentage of class		Number of shares(26)	Percentage of class

5% stockholders:
Code, Hennessy & Simmons III, L.P.(1) 10 South Wacker Drive Chicago, Illinois 60606	12,952,369	71.57%	4,240,789	8,472,445	32.14%
Executive officers and directors
Robert R. Buck(2)	479,790	2.63%	—	479,790	1.79%
Andrew R. Logie(3)	2,149,038	11.86%	188,825	1,891,435	7.12%
David R. Grace(4)	407,266	2.25%	—	399,490	1.50%
James J. Gaffney	—	—	—	—	—
Peter M. Gotsch(5)	12,952,369	71.57%	4,240,789	8,472,445	32.14%

Krista M. Hatcher	—	—	—	—	—
Brian P. Simmons(5)	12,952,369	71.57%	4,240,789	8,472,445	32.14%
All directors and executive officers as a group (7 persons)	15,988,463	84.28%	4,429,614	11,243,160	41.40%
Other selling stockholders
Antares Capital Corporation(6) 311 S. Wacker Drive Suite 4400 Chicago, Illinois 60606	70,002	*	23,351	46,651	*
Emily Best	84,084	*	28,048	56,036	*
Frank Best(7) 2815 N. Williams Street, Goldsboro, North Carolina 27530	350,068	1.96%	116,773	233,295	*
Lewis Best	84,084	*	28,048	56,036	*
Marcellus Best, Jr.(8) 2815 N. Williams Street, Goldsboro, North Carolina 27530	350,059	1.96%	116,770	233,289	*
Marcellus Best III	84,084	*	28,048	56,036	*
Samuel Best	84,084	*	28,048	56,036	*
Sarah Best	168,168	*	56,096	112,072	*
Virginia Best	168,168	*	56,096	112,072	*
Clement Best Trust(9) 2815 N. Williams Street, Goldsboro, North Carolina 27530	112,112	*	22,422	74,714	*
Eleanor Best Trust(9) 2815 N. Williams Street, Goldsboro, North Carolina 27530	112,112	*	44,886	74,714	*
Mary Best Trust(9) 2815 N. Williams Street, Goldsboro, North Carolina 27530	112,112	*	44,886	74,714	*
Robert K. Greer, Jr.(10)	55,237	*	0	55,237	*
Heller Financial, Inc.(11) 500 W. Monroe Street Chicago, Illinois 60661	438,921	2.41%	23,351	46,651	*
Tracy Hogan	12,740	*	4,250	8,490	*
Donald Hollingsworth(12)	100,009	*	0	98,280	*

Indosuez Capital Co-Invest Partners, L.P.(13) 1301 Avenue of the Americas New York, New York 10019	210,001	1.18%	70,051	139,950	*
William Logie(14)	679,402	3.77%	33,215	639,275	2.41%
Logie Beacon Limited Partnership(15)	1,137,500	6.37%	113,750	1,023,750	3.88%
Logie Family Grantor Annuity Trust(16)	332,150	1.86%	33,215	298,935	1.13%
James MacKimm(17)	198,608	1.11%	0	194,285	*
John Meister 30 W. Monroe Suite 1600 Chicago, Illinois 60603	200,200	1.12%	66,781	133,419	*
Larry Mills(18)	58,195	*	0	57,330	*
Patrick Murphy(19)	96,774	*	0	96,774	*
Mark Murray(20)	156,338	*	0	152,880	*
Jean-Guy Plante(21)	187,824	1.05%	0	187,824	*
Andrew Senatore(22)	86,359	*	0	84,630	*
Stewart Staples(23)	180,408	1.01%	0	176,085	*
David Sullivan(24)	86,359	*	0	84,630	*
Paige Walsh	10,943	*	3,650	7,293	*

*
Less than 1%

(1)
Includes 239,135 shares issuable upon the exercise of warrants. Andrew W. Code, Daniel J. Hennessy, Brian P. Simmons, Thomas J. Formolo, Jon S. Vesely and Peter M. Gotsch may be deemed to share beneficial ownership of these shares due to the fact that they may share investment or voting control over the shares held by Code, Hennessy & Simmons III, L.P., but disclaim beneficial ownership of shares in which they do not have a pecuniary interest. The address for Code, Hennessy & Simmons III, L.P. is also the address for Paige Walsh and Tracy Hogan.

(2)
Includes 408,245 options that will become exercisable upon completion of the offering.

(3)
Includes 68,778 shares issuable upon the exercise of warrants and 192,010 shares issuable upon the exercise of options. Includes 1,137,500 shares held by the Logie Beacon Limited Partnership over which Mr. Logie shares voting and investment control. Mr. Logie disclaims beneficial ownership of shares held by the Logie Beacon Limited Partnership in which he does not have a pecuniary interest.

(4)
Includes 7,776 shares issuable upon the exercise of warrants and 194,740 shares issuable upon the exercise of options.

(5)
Peter Gotsch and Brian Simmons are members of Code Hennessy & Simmons, LLC, the general partner of CHS Management III, L.P., which in turn is the general partner of Code, Hennessy & Simmons III, L.P. Mr. Gotsch and Mr. Simmons may be deemed to share beneficial ownership of the shares owned by Code, Hennessy & Simmons III, L.P., but disclaim beneficial ownership of shares in which they do not have a pecuniary interest.

(6)
Antares Capital Corporation is a direct subsidiary of MassMutual Holding Company ("Holding"). Holding is, in turn, a direct subsidiary of Massachusetts Mutual Life Insurance Company ("Life"), a mutual insurance company. As a result, Holding and Life may deemed to beneficially own the shares held by Antares Capital Corporation. The foregoing, however, shall not be an admission that Holding and Life are the beneficial owners of such shares.

(7)
Includes shares over which Mr. Best has voting and investment control as custodian for Samuel, Lewis and Emily Best and Marcellus Best III for their shares listed elsewhere in this table. Mr. Best disclaims beneficial ownership of the shares. The address set forth for Mr. Best is the address for Samuel, Lewis, Emily and Marcellus.

(8)
Includes shares over which Mr. Best has voting and investment control as custodian for Sarah and Virginia Best for their shares listed elsewhere in this table. Mr. Best disclaims beneficial ownership of the shares. The address set forth for Mr. Best is the address for Sarah and Virginia.

(9)
Ellen D. Best and W.J. Derby, Jr., as trustees, may be deemed to beneficially own these shares due to the fact that they share investment and voting control over the shares, but disclaim beneficial ownership of shares in which they do not have a pecuniary interest.

(10)
Includes 36,400 shares issuable upon the exercise of options.

(11)
Includes 368,919 shares issuable upon the exercise of warrants. Heller Financial, Inc. is affiliated with certain broker-dealers. Heller Financial, Inc. has represented to us that it acquired the shares of our stock in the ordinary course of business and at the time of acquisition it had no agreements or understandings, directly or indirectly, with any persons to distribute the shares. Heller Financial, Inc. is a direct wholly-owned subsidiary of General Electric Capital Corporation ("GECC"). GECC is a wholly-owned subsidiary of General Electric Capital Services, Inc. ("GECS"). GECS, in turn, is wholly-owned directly and indirectly by General Electric Company ("GE"), a publicly traded company. As a result, each of GE, GECS, and GECC may be deemed to beneficially own the shares held by Heller Financial, Inc. The foregoing, however, shall not be an admission that GE, GECS, and GECC are the beneficial owners of such shares.

(12)
Includes 1,729 shares issuable upon exercise of warrants and 43,680 shares issuable upon the exercise of options.

(13)
Indosuez Capital Co-Invest Partners, L.P. is affiliated with certain broker-dealers. Indosuez Capital Co-Invest Partners, L.P. has represented to us that it acquired the shares of our stock in the ordinary course of business and at the time of acquisition it had no agreements or understandings, directly or indirectly, with any persons to distribute the shares. The general partner of Indosuez Capital Co-Invest Partners, L.P. is Indosuez CM II, Inc. ("CM II"). CM II is a direct subsidiary of Indosuez North America Holding, Inc. ("NAH"). NAH is, in turn, is a direct subsidiary of Calyon, a French corporation. Calyon is, in turn, a direct subsidiary of Credit Agricole, SA ("CA"), a publicly traded corporation. As a result, each of CM II, NAH, Calyon and CA may be deemed to beneficially own the shares held by

  Indosuez Capital Co-Invest Partners, L.P. The foregoing, however, shall not be an admission that CM II, NAH, Calyon or CA are the beneficial owners of such shares.

(14)
Includes 6,912 shares issuable upon the exercise of warrants and 158,340 shares issuable upon the exercise of options. Includes 332,150 shares held by the Logie Family Trust over which Mr. Logie shares voting and investment control. Mr. Logie disclaims beneficial ownership of shares held by the Logie Family Trust in which he does not have a pecuniary interest.

(15)
Andrew and Elizabeth Logie, as the general partners of the Logie Beacon Family Partnership, may be deemed to beneficially own these shares due to the fact they share investment and voting control over the shares, but disclaim beneficial ownership of shares in which they do not have a pecuniary interest.

(16)
William Logie and David Sloan, as trustees, may be deemed to beneficially own these shares due to the fact they share investment and voting control over the shares, but disclaim beneficial ownership of shares in which they do not have a pecuniary interest.

(17)
Includes 4,323 shares issuable upon the exercise of warrants and 80,535 shares issuable upon the exercise of options.

(18)
Includes 865 shares issuable upon exercise of warrants and 30,030 shares issuable upon the exercise of options.

(19)
Includes 29,575 shares issuable upon the exercise of options.

(20)
Includes 3,458 shares issuable upon the exercise of warrants and 61,880 shares issuable upon the exercise of options.

(21)
Includes 84,175 shares issuable upon the exercise of options.

(22)
Includes 1,729 shares issuable upon exercise of warrants and 34,580 shares issuable upon the exercise of options.

(23)
Includes 4,323 shares issuable upon the exercise of warrants and 62,335 shares issuable upon the exercise of options.

(24)
Includes 1,729 shares issuable upon exercise of warrants and 34,580 shares issuable upon the exercise of options.

(25)
If the over-allotment option is exercised in full, the following shareholders shall sell the additional shares set forth after their names: Code, Hennessy & Simmons III, L.P. (1,159,150 shares); Andrew Logie (173,403); David Grace (86,967 shares); Antares Capital Corporation (6,382 shares); Emily Best (7,666 shares); Frank Best (31,916 shares); Lewis Best (7,666 shares); Marcellus Best, Jr. (31,917 shares); Marcellus Best III (7,666 shares); Samuel Best (7,666 shares); Sarah Best (15,333 shares); Virginia Best (15,333 shares); Eleanor Best Trust (15,333 shares); Mary Best Trust (15,333 shares); Robert K. Greer, Jr. (8,001 shares); Heller Financial, Inc. (6,382 shares); Tracy Hogan (1,162 shares); Donald Hollingsworth (23,191 shares); Indosuez Capital Co-Invest Partners, L.P. (19,147 shares); William Logie (177,304 shares); Logie Beacon Limited Partnership (100,000 shares); Logie Family Trust (100,000 shares); James MacKimm (48,315 shares); John Meister (18,254 shares); Larry Mills (11,596 shares); Patrick Murphy (20,000 shares); Mark Murray (38,652 shares); Jean-Guy Plante (44,024 shares); Andrew Senatore (21,258 shares); Stewart Staples (48,315 shares); David Sullivan (18,000 shares); and Paige Walsh (998 shares). In the event the over-allotment option is not exercised in full, the first 356,820 shares sold in any exercise will be sold pro rata among the following shareholders based on the share amounts set forth after their names: Messrs. Grace (68,299 shares); Greer (6,284 shares); Hollingsworth (18,213 shares); W. Logie (60,710 shares); MacKimm (37,944 shares); Mills (9,107 shares); Murphy (20,000 shares); Murray (30,355 shares); Plante (34,574 shares); Senatore (16,695 shares); Staples (37,944 shares); and Sullivan (16,695 shares). Shares in excess of 356,820 will be sold pro rata among all shareholders participating in the over-allotment option, based on their remaining shares to be sold in the over-allotment option.

(26)
All share numbers are reduced by the redemption of all outstanding warrants.

Relationships and transactions with related parties

Executive officers and directors

We have entered into executive securities agreements with 63 current employees, including Robert Buck, David Grace, and Andrew Logie. The agreements apply to any shares of our stock that the employees own or acquire, including shares issued upon the exercise of options. All of the agreements contain restrictions on the transfer of shares in the open market after an initial public offering. The terms of 13 of the agreements, including the agreements with David Grace and Andrew Logie, restrict the transfer of shares during the period that Code, Hennessy & Simmons III, L.P. owns more than 30% of our common stock. During each calendar quarter in that period, the employee may sell a number of shares equal to his pro rata share of 1% of our outstanding shares or a lower number as is permitted by lock-up agreements with the underwriters.

Two of the executive securities agreements have registration rights. See "Description of capital stock, certificates of incorporation and by-laws—Registration rights."

William Logie, son of Andrew Logie, is employed by us. His 2003 salary and bonus was $208,320.

We lease three buildings for $0.5 million per year from a limited liability company in which Andrew Logie is a member. We believe that the terms of these leases approximate those we would receive in arms-length transactions with unrelated third parties.

In 2002, John Meister, our former CEO, acquired shares of our stock in exchange for a note for $150,000. He repaid this note in fiscal 2003.

Relationship with Code Hennessy

Our subsidiary, Beacon Sales Acquisition, Inc., entered into a management agreement in 1997 with CHS Management III, L.P., which is an affiliate of Code Hennessy, our largest stockholder. The management agreement provides for CHS Management III to provide management services to Beacon Sales, for which Beacon Sales pays to CHS Management III an annual management fee of $300,000 in monthly installments. The management agreement is being terminated in connection with this offering.

In connection with this offering, we will enter into a registration rights agreement with Code Hennessy. The agreement will provide that, at the request of Code Hennessy, we will register under the Securities Act any shares of common stock currently held or later acquired by Code Hennessy for sale in accordance with Code Hennessy's intended method of disposition. Code Hennessy also will have the right to include the shares of our common stock that it holds in registrations of common stock that we initiate on our own behalf or on behalf of other stockholders. See "Description of capital stock, certificate of incorporation and by-laws—Registration rights."

Indebtedness to related parties

We have subordinated notes payable to related parties aggregating $27.1 million at September 27, 2003 and $28.8 million at June 30, 2004. Subordinated notes payable to related parties consist of the following:

(In thousands)	September 27, 2003	June 30, 2004

12% subordinated notes payable, including deferred interest of $7,921 at September 27, 2003 and $9,679 at June 30, 2004, to stockholders and former owner, due August 2007 and August 2010	$20,087	$21,844
8% subordinated promissory notes payable to former owners, due in August 2007	7,000	7,000

	$27,087	$28,844

The 12% subordinated notes payable were issued in connection with the sale of common stock to our stockholders, certain members of management and former owners of acquired companies.

The 8% subordinated promissory notes payable were issued in connection with an acquisition in 2000.

Payment of the notes is subordinate to the senior notes payable due June 2006 and the junior subordinated notes payable due August 2007.

We believe that the terms of these arrangements approximate fair market value and would approximate the terms of an arrangement with a unrelated third party in an arm's length transaction.

Redemption of 12% subordinated notes payable to related parties

Upon completion of the offering, we will use a portion of the proceeds to redeem approximately $22.2 million of 12% subordinated notes payable to related parties including accrued interest as of August 31, 2004. The following affiliate, director and executive officers own and will have redeemed notes having the principal amount and accrued interest calculated at August 31, 2004 set forth opposite its or his name.

Code, Hennessy & Simmons III, L.P.	$16,035,029
Andrew Logie	$3,093,346
David Grace	$221,977

Redemption of warrants

Upon completion of the offering, we will use a portion of the proceeds to redeem warrants for a net aggregate purchase price of $34.3 million, assuming an initial offering price of $13 per share, the mid-point of the range on the cover of this prospectus. The following affiliate, director and executive officers own and will have redeemed warrants for the price set forth opposite its or his name.

Code, Hennessy & Simmons III, L.P.	$2,891,142
Andrew Logie	$831,526
David Grace	$94,012

Description of capital stock,
certificate of incorporation and by-laws

General matters

As of September 3, 2004, our authorized capital stock consisted of 10,000 shares of Class A common stock and 10,000 shares of Class B common stock. As of September 3, 2004, we had outstanding 3,925 shares of common stock, all of which was Class A common stock. As of September 3, 2004, we had 53 stockholders of record.

Prior to the closing of this offering, our authorized capital stock will consist of 100,000,000 shares of common stock and 5,000,000 shares of undesignated preferred stock. Upon closing of this offering, we will have 26,359,127 shares of common stock, options to purchase 1,904,284 shares of common stock, no warrants and no shares of preferred stock outstanding. The following summary describes all material provisions of our capital stock. We urge you to read our certificate of incorporation and our by-laws, which are included as exhibits to the registration statement of which this prospectus forms a part.

Our certificate of incorporation and by-laws contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and which may have the effect of delaying, deferring or preventing a future takeover or change in control of our company unless the takeover or change in control is approved by our board of directors.

These provisions include elimination of stockholder action by written consents, elimination of the ability of stockholders to call special meetings and advance notice procedures for stockholder proposals.

Common stock

Shares of our common stock have the following rights, preferences and privileges:

  •
  Voting rights. Each outstanding share of common stock entitles its holder to one vote on all matters submitted to a vote of our stockholders, including the election of directors. There are no cumulative voting rights. Generally, all matters to be voted on by stockholders must be approved by a majority of the votes entitled to be cast by all shares of common stock present or represented by proxy.

  •
  Dividends. Subject to the rights of the holders of any preferred stock which may be outstanding from time to time, the holders of common stock are entitled to receive dividends as, when and if dividends are declared by our board of directors out of assets legally available for the payment of dividends.

  •
  Liquidation. In the event of a liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary, after payment of our liabilities and obligations to creditors and any holders of preferred stock, our remaining assets will be distributed ratably among the holders of shares of common stock on a per share basis.

  •
  Rights and preferences. Our common stock has no preemptive, redemption, conversion or subscription rights. The rights, powers, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

  •
  Merger. In the event we merge or consolidate with or into another entity, holders of each share of common stock will be entitled to receive the same per share consideration.

We have applied to list our common stock on The Nasdaq National Market under the trading symbol "BECN".

Registration rights

In connection with this offering, we will enter into a registration rights agreement with Code, Hennessy & Simmons III, L.P. The agreement will provide that, upon the request of Code Hennessy, we will register under the Securities Act any of the shares of our common stock held by Code Hennessy for sale in accordance with Code Hennessy's intended method of disposition, and will take other actions as are necessary to permit the sale of the shares in various jurisdictions. Our obligation to register the shares and take other actions is subject to certain restrictions on, among other things, the frequency of requested registrations, the number of shares to be registered and the duration of these rights. For a period of seven years following completion of this offering, Code Hennessy may demand registration twice in any twelve-month period, as long as the demand covers a specified minimum number of shares and Code Hennessy (along with its transferees) owns at least 5% of our common stock. Code Hennessy's ability to demand registration is subject to certain conditions, including the release from or expiration of the 180-day lockup agreement with our underwriters. Code Hennessy also has the right, for a period of seven years following completion of this offering, to include the shares of our common stock held by it in other registrations of our common stock (whether those registrations are initiated by us or by other stockholders). We will pay all expenses in connection with a registration made on Code Hennessy's demand or if Code Hennessy exercises its rights to include shares in a registration statement initiated by us or a third party, except that Code Hennessy will pay the underwriting discount and its own legal fees. Upon notice, Code Hennessy may transfer its rights under the registration rights agreement to purchasers or transferees of the lesser of (i) 20% or more of the initial shares of common stock owned by Code Hennessy or (ii) the remaining shares owned by Code Hennessy under certain circumstances. The registration rights agreement will contain indemnification and contribution provisions (i) by Code Hennessy for our benefit and the benefit of related persons and (ii) by us for the benefit of Code Hennessy and related persons, as well as any underwriter.

We granted to Robert Buck, our CEO, registration rights under his executive securities agreement. The agreement provides that if we propose to file a registration statement with the SEC registering shares owned by Code Hennessy, then Mr. Buck has the right to include (and Code Hennessy has the right to require that he include) the same percentage of his shares of common stock in the registration statement as Code Hennessy is including of its shares of common stock. These rights are subject to certain limitations. Among other things, if Mr. Buck exercises this registration right, then we may elect not to proceed with the registration. If any underwriter advises us that the number of shares requested to be included in the registration would adversely affect the offering, then we may reduce the number of Mr. Buck's shares that are included in the registration (so long as the reduction does not cause the percentage of

Mr. Buck's shares included in the registration to be less than the percentage of Code Hennessy's shares included in the registration). We must pay all expenses incurred in connection with the registration, except that Mr. Buck must bear the underwriting and brokerage discounts and commissions on the sale of his shares and the fees of his own lawyers, accountants and other advisers. The agreement provides that, if we or our underwriters ask, Mr. Buck will not sell our securities (including any securities convertible into or exchangeable or exercisable for our securities) during the 7 days before and the 180 days after any registration statement has become effective. This standstill provision does not apply to any shares included in the registration. Although Mr. Buck is thus entitled under these registration rights to sell shares in this offering, he has chosen not to do so.

We granted to Andrew Logie, our Chairman, registration rights under his executive securities agreement. The agreement provides that if we determine to file a registration statement with the SEC registering shares owned by us or by Code Hennessy, then Mr. Logie has the right to include the same percentage of his shares of common stock in the registration statement as Code Hennessy is including of its shares of common stock. This right is subject to certain limitations. If Mr. Logie exercises this registration right, then we may elect not to proceed with the registration. If any underwriter advises us that the number of shares requested to be included in the registration would adversely affect the offering, then we may reduce the number of Mr. Logie's shares that are included in the registration (so long as the reduction is proportionate to the reduction in the number of shares of Code Hennessy included in the registration). We must pay all expenses incurred in connection with the registration, except that Mr. Logie must bear the underwriting and brokerage discounts and commissions on the sale of his shares and the fees of his own lawyers, accountants and other advisers.

Other provisions of our certificate of incorporation and by-laws

Elimination of stockholder action through written consent. Our certificate and by-laws provide that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting.

Elimination of the ability to call special meetings. Our certificate and by-laws provide that, except as otherwise required by law, special meetings of our stockholders can only be called pursuant to a resolution adopted by a majority of our board of directors or by our chief executive officer or the chairman of our board of directors. Stockholders are not permitted to call a special meeting or to require our board to call a special meeting.

Advance notice procedures for stockholder proposals. Our by-laws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board. Stockholders at our annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board or by a stockholder who was a stockholder of record on the record date for the meeting and upon giving of notice and who has given to our secretary timely written notice, in proper form, of the stockholder's intention to bring that business before the meeting. Although our by-laws do not give our board the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, our by-laws may have the effect of precluding the conduct of some business at a meeting if the proper procedures are not followed or may discourage or defer a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us.

Anti-takeover effects of Delaware law

Following the completion of this offering, we will be subject to provisions of the Delaware General Corporation Law that prohibit a publicly-held Delaware corporation from engaging in any "business combination" transaction with any "interested stockholder" for a period of three years after the date on which the person became an "interested stockholder," unless:

  •
  prior to this date, the board of directors approved either the "business combination" or the transaction which resulted in the "interested stockholder" obtaining this status;

  •
  upon consummation of the transaction which resulted in the stockholder becoming an "interested stockholder," the "interested stockholder" owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the "interested stockholder") those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  •
  at or subsequent to this time the "business combination" is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock which is not owned by the "interested stockholder."

A "business combination" is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an "interested stockholder" is a person who, together with affiliates and associates, owns 15% or more of a corporation's voting stock or within three years did own 15% or more of a corporation's voting stock. However, in the case of our company, Code Hennessy and its affiliates will not be deemed to be "interested stockholders" regardless of the percentage of our voting stock owned by them. The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us.

Limitations on liability and indemnification of officers and directors

Our certificate of incorporation and by-laws limit the liability of our directors to the fullest extent permitted by the Delaware General Corporation Law and provide that we will indemnify them to the fullest extent permitted by this law. We expect to increase our directors' and officers' liability insurance coverage prior to the completion of this offering.

Transfer agent and registrar

The transfer agent and registrar for our common stock is EquiServe Trust Company, N.A. and its telephone number is 781-575-3480.

Description of indebtedness

Senior secured credit facility

In March 2004, we entered into an amended and restated senior secured credit facility. Beacon Sales Acquisition, Inc., our primary operating subsidiary, is the only borrower under our senior secured credit facility. We further amended this credit facility in August 2004. The amendment, however, is contingent on this offering closing on or before October 15, 2004, the proceeds of this offering being applied, no event of default existing at that time and other customary closing conditions being satisfied. The amendment is not effective until these contingencies are resolved. After giving effect to this amendment, the credit facility has the terms set forth in this description of indebtedness, and consists of:

  •
  a term loan A facility of $15.0 million in term loans;

  •
  a term loan B facility of $15.0 million in term loans; and

  •
  a revolving credit facility of up to $113.0 million in revolving credit loans and letters of credit.

The borrower is obligated with respect to all amounts owing under our senior secured credit facility. In addition, our senior secured credit facility is:

  •
  guaranteed by us;

  •
  cross defaulted with our Canadian credit facility;

  •
  jointly and severally guaranteed by each of our subsidiaries;

  •
  secured by a lien on all of our and our subsidiaries' real and personal property; and

  •
  secured by a pledge of all of the capital stock of our subsidiaries.

Our future subsidiaries will guarantee the senior secured credit facility and secure that guarantee with all of their real and personal property.

Our senior secured credit facility requires us to meet financial tests, including a maximum senior leverage ratio and a minimum fixed charge coverage ratio. In addition, our senior secured credit facility contains negative covenants limiting additional liens and indebtedness, capital expenditures, transactions with certain shareholders and any affiliates, mergers and consolidations, liquidations and dissolutions, sales of assets, dividends, investments and joint ventures, loans and advances, modifications of debt instruments and other matters customarily restricted in these agreements. Our senior secured credit facility contains customary events of default, including payment defaults, breaches of representations and warranties, covenant defaults, events of bankruptcy and insolvency, failure of any guaranty or security document supporting the senior secured credit facility to be in full force and effect and a change of control of our business. One of the circumstances that would trigger an "Event of Default" under our senior secured credit facility would be the acquisition by any person or group of persons (other than the underwriters in a public offering or Code, Hennessy & Simmons III, L.P.) of beneficial ownership of 25% or more of our issued and outstanding shares of stock having the right to vote for the election of directors under ordinary circumstances.

Each of the term loan facilities matures in quarterly installments from December 31, 2004 through September 30, 2009. The revolving credit facility will terminate on September 30, 2009.

Our borrowings under the senior secured credit facility bear interest at a floating rate and may be maintained as index rate loans or as LIBOR loans. Index rate loans bear interest at the index rate plus the applicable index rate margin, as described in the senior secured credit facility. Index rate is defined as the higher of (1) the rate of interest publicly quoted from time to time by The Wall Street Journal as the base rate on corporate loans posted by at least 75% of the nation's largest banks, and (2) the Federal Reserve reported overnight funds rate plus 1/2 of 1%. LIBOR loans bear interest at the LIBOR rate, as described in the senior secured credit facility, plus the applicable LIBOR rate margin.

The applicable margin with respect to the term loan A facility and the revolving credit facility is:

  •
  0.75% in the case of index rate loans; and

  •
  2.00% in the case of LIBOR loans.

The applicable margin with respect to the term loan B facility is:

  •
  1.75% in the case of index rate loans; and

  •
  3.00% in the case of LIBOR loans.

With respect to letters of credit, which may be issued as a part of the revolving loan commitment, the revolver lenders will be entitled to receive a fee equal to the product of 2% and the daily amount available to be drawn under these letters of credit. This fee will be payable monthly in arrears based on the aggregate undrawn amount of all letters of credit outstanding from time to time under the revolver. In addition, the issuing bank will be entitled to receive its customary processing fees and charges.

The senior secured credit facility prescribes that specified amounts must be used to prepay the term loan facilities and reduce the outstanding principal balance under the revolving credit facility, including:

  •
  100% of the net proceeds of any casualty insurance, condemnation awards or of any sale or other disposition by us or any of our U.S. subsidiaries of any assets, subject to exceptions if the aggregate amount of the net proceeds does not exceed a certain amount and the proceeds are reinvested in like assets;

  •
  50% of consolidated excess cash flow, as defined in our senior secured credit facility, up to $2.5 million for any fiscal year; and

  •
  100% of the net proceeds from the issuance of equity by, and capital contributions to, us and our U.S. subsidiaries, subject to exceptions.

However, we are permitted to use the proceeds of this offering in the manner described under "Use of proceeds." Voluntary prepayments of our senior secured credit facility are permitted at any time.

In general, the mandatory prepayments described above will be applied first to prepay the term loan A facility, second to prepay the term loan B facility and third to reduce the outstanding principal balance under the revolving credit facility without a permanent reduction of the revolving credit facility commitments. Prepayments of the term loan facilities, optional or mandatory, will be applied to the scheduled installments of the term loan facilities in the inverse order of maturity.

Canadian senior secured credit facility

In March 2004, we entered into an amended and restated Canadian senior secured credit facility. Beacon Roofing Supply Canada Company, our Canadian operating subsidiary, is the only borrower under our Canadian senior secured credit facility. We further amended this credit facility in August 2004. The amendment, however, is contingent on this offering closing on or before October 15, 2004, the proceeds of this offering being applied, no event of default existing at that time, and other customary closing conditions being satisfied. The amendment is not effective until these contingencies are resolved. After giving effect to this amendment, the credit facility has the terms set forth in this description of indebtedness, and consists of a revolving credit facility of up to CDN$15.0 million in revolving credit loans.

The borrower is obligated with respect to all amounts owing under our Canadian senior secured credit facility. In addition, our Canadian senior secured credit facility is:

  •
  guaranteed by us;

  •
  cross defaulted with our senior secured credit facility;

  •
  jointly and severally guaranteed by each of our subsidiaries;

  •
  secured by a first priority lien on all of our and our subsidiaries' real and personal property; and

  •
  secured by a pledge of all of the capital stock of our subsidiaries.

Our future subsidiaries will guarantee the Canadian senior secured credit facility and secure that guarantee with all of their real and personal property.

Our Canadian senior secured credit facility requires us to meet financial tests, including a maximum senior leverage ratio and a minimum fixed charge coverage ratio. In addition, our Canadian senior secured credit facility contains negative covenants limiting additional liens and indebtedness, capital expenditures, transactions with certain shareholders and any affiliates, mergers and consolidations, liquidations and dissolutions, sales of assets, dividends, investments and joint ventures, loans and advances, modifications of debt instruments and other matters customarily restricted in these agreements. Our Canadian senior secured credit facility contains customary events of default, including payment defaults, breaches of representations and warranties, covenant defaults, events of bankruptcy and insolvency, failure of any guaranty or security document supporting the senior secured credit facility to be in full force and effect and a change of control of our business. One of the circumstances that would trigger an "Event of Default" under our Canadian senior secured credit facility would be the acquisition by any person or group of persons (other than the underwriters in a public offering or Code, Hennessy & Simmons III, L.P.) of beneficial ownership of 25% or more of our issued and outstanding shares of stock having the right to vote for the election of directors under ordinary circumstances.

Our Canadian senior secured credit facility will terminate on September 30, 2009.

Our borrowings under the Canadian senior secured credit facility bear interest at a floating rate and may be maintained as index rate loans or as BA rate loans. Index rate loans bear interest at the index rate plus the applicable index rate margin, as described in the Canadian senior secured credit facility. Index rate is defined as the higher of (1) the rate of interest publicly quoted from time to time by the Globe and Mail as the current Canadian prime rate, and (2) the 30-day BA Rate plus 1.25%. BA Rate loans bear interest at the BA rate, as described in the Canadian senior secured credit facility, plus the applicable BA rate margin.

The applicable margin with respect to the revolving credit facility is:

  •
  0.75% in the case of index rate loans; and

  •
  2.00% in the case of BA Rate loans.

The Canadian senior secured credit facility prescribes that specified amounts must be used to reduce the outstanding principal balance under the revolving credit facility, including:

  •
  100% of the net proceeds of any casualty insurance, condemnation awards or of any sale or other disposition by our Canadian subsidiary of any assets, subject to exceptions if the aggregate amount of the net proceeds does not exceed a certain amount and the proceeds are reinvested in like assets; and

  •
  100% of the net proceeds from the issuance of equity by, and capital contributions to, the borrower, subject to exceptions.

However, we are permitted to use the proceeds of the offering in the manner described under "Use of proceeds." Voluntary prepayments of our Canadian senior secured credit facility are permitted at any time.

Shares eligible for future sale

The sale of a substantial amount of our common stock in the public market after this offering could adversely affect the prevailing market price of our common stock. Furthermore, because 99.5% of our common stock outstanding prior to the consummation of this offering will be subject to the contractual and legal restrictions on resale described below, the sale of a substantial amount of common stock in the public market after these restrictions lapse could adversely affect the prevailing market price of our common stock and our ability to raise equity capital in the future.

Upon completion of this offering, we expect to have outstanding an aggregate of 26,359,127 shares of our common stock, assuming no exercise of outstanding options and warrants. Of these shares, all of the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless the shares are purchased by "affiliates" as that term is defined in Rule 144 under the Securities Act. Any shares purchased by an affiliate may not be resold except pursuant to an effective registration statement or an applicable exemption from registration, including an exemption under Rule 144 of the Securities Act. The remaining shares of common stock held by existing stockholders are "restricted securities" as that term is defined in Rule 144 under the Securities Act. These restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act. These rules are summarized below.

Upon completion of the offering, 13,643,912 shares of common stock, including 13,500,000 shares sold in the offering and 143,912 restricted shares not held by affiliates will be available for immediate sale in the public market.

Upon the expiration of the lock-up agreements described below 180 days after the date of this prospectus, and subject to the provisions of Rule 144, an additional 12,715,215 restricted shares will be available for sale in the public market. The sale of these restricted securities is subject, in the case of shares held by affiliates, to the volume restrictions contained in those rules.

Lock-up agreements

We, our directors and executive officers and certain of our stockholders are subject to lock-up agreements with the underwriters. Under these agreements, subject to limited exceptions, neither we nor any of our directors or executive officers or these stockholders may dispose of, hedge or otherwise transfer the economic consequences of ownership of any shares of common stock or securities convertible into or exchangeable or exercisable for shares of common stock. These restrictions will be in effect for a period of 180 days after the date of this prospectus. At any time and without notice, J.P. Morgan Securities Inc. may, in its sole discretion, release all or some of the securities from these lock-up agreements. Certain transfers or dispositions can be made sooner, provided the transferee becomes bound to the terms of the lock-up.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year from the later of the date those shares of common stock were acquired from us or from an affiliate of ours would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  •
  one percent of the number of shares of common stock then outstanding, which will equal approximately 263,591 shares of common stock immediately after this offering; or

  •
  the average weekly trading volume of the common stock on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale of any shares of common stock.

Sales of shares of common stock under Rule 144 may also be subject to manner of sale provisions and notice requirements and will be subject to the availability of current public information about us.

Rule 144(k)

Under Rule 144(k), a person who is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years from the later of the date these shares of common stock were acquired from us or from an affiliate of ours, including the holding period of any prior owner other than an affiliate, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted pursuant to the lock-up agreements or otherwise, those shares may be sold immediately upon the completion of this offering.

Rule 701

In general, under Rule 701 of the Securities Act, each of our employees, consultants or advisors who purchased shares from us in connection with a compensatory stock plan or other written agreement is eligible to resell those shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

No precise prediction can be made as to the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price of our common stock prevailing from time to time. We are unable to estimate the number of our shares that may be sold in the public market pursuant to Rule 144 or Rule 701 because this will depend on the market price of our common stock, the personal circumstances of the sellers and other factors. Nevertheless, sales of significant amounts of our common stock in the public market could adversely affect the market price of our common stock.

Stock plans

We intend to file a registration statement or statements on Form S-8 under the Securities Act covering 2,200,000 shares of common stock reserved for issuance under our 2004 stock plan and pursuant to all option grants made prior to this offering under the 1998 plan. Subject to lock-up arrangements, these registration statements are expected to be filed as soon as practicable after the closing date of this offering. Shares issued upon the exercise of stock options after the effective date of the applicable Form S-8 registration statement will be eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates and the lock-up agreements described above.

Registration rights

Following this offering, some of our stockholders will, under some circumstances, have the right to require us to register their shares for future sale. See "Description of capital stock, certificate of incorporation and by-laws—Registration rights."

Underwriting

J.P. Morgan Securities Inc. is acting as sole book-running manager and joint lead manager for this offering, and William Blair & Company, L.L.C. is also acting as joint lead manager. Subject to the terms and conditions set forth in an underwriting agreement, we and the selling stockholders have agreed to sell to each underwriter named below, and such underwriters have agreed to purchase, the number of shares of common stock set forth opposite their names below.

Underwriter	Number of shares

J.P. Morgan Securities Inc.
William Blair & Company, L.L.C.
Robert W. Baird & Co. Incorporated
BB&T Capital Markets, a division of Scott & Stringfellow, Inc.
Morgan Keegan & Company, Inc.
Total	13,500,000

The underwriting agreement provides that the obligations of the underwriters to purchase our common stock included in this offering are subject to certain conditions precedent customary for offerings of this type. The underwriters are obligated to purchase all of the shares of common stock offered by this prospectus, other than those covered by the option described below, if they purchase any of these shares.

Certain stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 2,025,000 additional shares of common stock at the public offering price less the underwriting discount set forth on the cover page of this prospectus. The stockholders granting the overallotment option are set forth in a footnote to the table under the heading "Principal and selling stockholders." The underwriters may exercise that option solely for the purpose of covering over-allotments, if any, in connection with this offering.

The following table shows the per share and total underwriting discounts that we and the selling stockholders will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

	Paid by Beacon		Paid by selling stockholders
	No exercise	Full exercise	No exercise	Full exercise

Per share	$	$	$	$
Total	$	$	$	$

The representatives of the underwriters have advised us that the underwriters propose initially to offer such shares of common stock to the public at the public offering price set forth on the cover page of this prospectus and to dealers at the public offering price less a concession not in excess of $             per share. The underwriters may allow, and such dealers may reallow, a

concession of not more than $             per share to other dealers. After the public offering, the representatives may change the offering price and the other selling terms.

We and all of our directors and executive officers and holders of substantially all of our outstanding stock have agreed that, without the prior written consent of J.P. Morgan Securities Inc., on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

  •
  offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock; or

  •
  enter into any swap or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock,

whether any such transaction described above is to be settled by delivery of our common stock or such other securities, in cash or otherwise. The restrictions described in this paragraph do not apply to:

  •
  the sale of shares of our common stock to the underwriters in connection with this offering;

  •
  the granting by us of options to purchase shares of our common stock under existing employee stock plans;

  •
  the issuance by us of shares of our common stock upon the exercise of options granted under existing employee stock plans;

  •
  the granting by us of shares of our common stock under existing employee stock plans;

  •
  shares of our common stock acquired in open market transactions by any person other than us;

  •
  the issuance by us of shares of our common stock in connection with one or more acquisitions by us of assets or equity interests (whether by mergers, exchanges of equity interests or otherwise);

  •
  transfers to affiliates by any person other than us of shares of our common stock or securities convertible into shares of our common stock;

  •
  transfers or distributions by any person other than us of shares of our common stock or securities convertible into shares of our common stock to limited partners or stockholders of the transferor;

  •
  transfers by any person other than us of shares of our common stock or securities convertible into shares of our common stock as a bona fide gift or gifts; or

  •
  transfers by any person other than us of shares of our common stock or securities convertible into shares of our common stock to any trust the sole beneficiaries of which are the transferor and/or his or her immediate family members;

provided that in the case of each of the last five transactions above, each donee, distributee, transferee or recipient agrees to be subject to the restrictions described in the immediately preceding paragraph.

J.P. Morgan Securities Inc. may release any of the securities subject to these lock-up agreements at any time without notice. J.P. Morgan Securities Inc. has advised us that it will determine to waive or shorten the lock-ups on a case-by-case basis after considering such factors as the current equity market conditions, the performance of the price of our common stock since the offering and the likely impact of any waiver on the price of our common stock, and the requesting party's reason for making the request. J.P. Morgan Securities Inc. has advised us that it has no present intent or arrangement to release any of the securities subject to these lock-up agreements. J.P. Morgan Securities Inc. has agreed that the shares purchased in the reserved share program described below are not subject to the lock-up agreements, except to the extent sold to our directors, executive officers and selling stockholders already subject to lock-up agreements.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments that the underwriters may be required to make because of those liabilities.

The underwriters may engage in stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Rule 104 under the Securities Exchange Act in connection with this offering. Stabilizing transactions permit bids to purchase the common stock so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the common stock in the open market following completion of this offering to cover all or a portion of a syndicate short position created by the underwriters selling more shares of common stock in connection with this offering than they are committed to purchase from us and the selling stockholders. In addition, the underwriters may impose "penalty bids" under contractual arrangements between the underwriters and dealers participating in this offering whereby they may reclaim from a dealer participating in this offering the selling concession with respect to shares of common stock that are distributed in this offering but subsequently purchased for the account of the underwriters in the open market. Such stabilizing transactions, syndicate covering transactions and penalty bids may result in the maintenance of the price of the common stock at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and, if any are undertaken, they may be discontinued at any time.

We estimate that the total expenses of this offering will be approximately $2,000,000, excluding the underwriting discounts.

William Blair & Company, L.L.C. is a member of William Blair Mezzanine Capital Partners III, L.L.C., the general partner of William Blair Mezzanine Capital Fund III, L.P., which owns $15.0 million in aggregate principal amount of our 18% junior subordinated notes payable and warrants to purchase 1,811,355 shares of our common stock at an aggregate purchase price of $23,547,615. Upon the completion of the offering, we will redeem all of our

18% junior subordinated notes payable, including those held by William Blair Mezzanine Capital Fund III, L.P., at 100% of the principal amount thereof plus accrued and unpaid interest. Because an affiliate of William Blair & Company, L.L.C. will receive more than 10% of the entire net proceeds in this offering, this offering will be made in compliance with the applicable provisions of Rule 2720 of the Conduct Rules. Rule 2720 requires that the initial public offering price can be no higher than that recommended by a "qualified independent underwriter," as defined by the NASD.

J.P. Morgan Securities Inc. will serve in the capacity of "qualified independent underwriter" and will perform due diligence investigations and will review and participate in the preparation of the registration statement of which this prospectus forms a part. In accordance with NASD requirements, J.P. Morgan Securities Inc. will assume the responsibilities and liabilities of acting as "qualified independent underwriter", including liabilities under Section 11 and other portions of the Securities Act. J.P. Morgan Securities Inc. will not receive any additional compensation for acting as qualified independent underwriter. We and certain selling stockholders have agreed to indemnify J.P. Morgan Securities Inc. for any losses, claims, damages, and expenses it may incur as a result of acting as a qualified independent underwriter in connection with the offering. We have also agreed to reimburse J.P. Morgan Securities Inc. for any fees and expenses incurred in this capacity.

At our request, the underwriters have reserved for sale, at the initial public offering price, up to 350,000 shares offered by this prospectus for sale to some of our directors, officers and employees and related persons. If these persons purchase reserved shares, this will reduce the number of shares available for sale to the general public. Any reserved shares that are not orally confirmed for purchase within one day of the pricing of this offering will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

In the ordinary course of the underwriters' respective businesses, the underwriters and their affiliates have engaged and may engage in commercial, investment banking and other advisory transactions with us and our affiliates for which they have received and will receive customary fees and expenses.

We intend to list our common stock on The Nasdaq National Market under the symbol "BECN." The underwriters intend to sell shares to a minimum of 400 beneficial owners in lots of 100 or more so as to meet the distribution requirements of this listing.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between the representatives of the underwriters, us and the selling stockholders. Among the factors that we and these representatives will consider in determining the initial public offering price will be our future prospects and our industry in general, our sales, earnings and other financial and operating information in recent periods and the price-to-earnings ratio, market prices of securities and other financial and operating information of companies engaged in activities similar to ours.

Legal matters

The validity of the issuance of the shares of common stock offered hereby has been passed upon for us by Schiff Hardin LLP, Chicago, Illinois. Legal matters in connection with this offering will be passed upon for the underwriters by Winston & Strawn LLP, Chicago, Illinois.

Experts

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements at September 27, 2003 and September 28, 2002 and for each of the three years in the period ended September 27, 2003, as set forth in their report. We've included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

Where you can find more information

We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, under the Securities Act with respect to the common stock to be sold in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules that are part of the registration statement. For further information about us and our common stock, you should refer to the registration statement.

You may read, without charge, and copy, at prescribed rates, all or any portion of the registration statement or any reports, statements or other information in the files at the public reference room at the SEC's principal office at 450 Fifth Street, N.W., Washington, D.C., 20549. You can request copies of these documents upon payment of a duplicating fee by writing to the SEC. You may call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference room. Our filings, including the registration statement, will also be available to you on the Internet website maintained by the SEC at http://www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act and will file annual, quarterly and current reports, proxy statements and other information with the SEC. You can request copies of these documents, for a copying fee, by writing to the SEC. We intend to furnish our stockholders with annual reports containing financial statements audited by our independent auditors.

Beacon Roofing Supply, Inc.

Index to consolidated financial statements

Page
Report of Independent Registered Public Accounting Firm	F-1
Consolidated Balance Sheets as of September 28, 2002, September 27, 2003 and June 30, 2004 (unaudited)	F-2
Consolidated Statements of Operations for the years ended September 29, 2001, September 28, 2002 and September 27, 2003 and the nine months ended June 30, 2003 and 2004 (unaudited)	F-3
Consolidated Statements of Stockholders' Equity for the years ended September 29, 2001, September 28, 2002 and September 27, 2003 and the nine months ended June 30, 2004 (unaudited)	F-4
Consolidated Statements of Cash Flows for the years ended September 29, 2001, September 28, 2002 and September 27, 2003 and the nine months ended June 30, 2003 and 2004 (unaudited)	F-5
Notes to Consolidated Financial Statements	F-6

F-Index

Report of Independent Registered Public Accounting Firm

The Board of Directors
Beacon Roofing Supply, Inc.

We have audited the accompanying consolidated balance sheets of Beacon Roofing Supply, Inc. (the Company) as of September 28, 2002 and September 27, 2003, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended September 27, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Beacon Roofing Supply, Inc. at September 28, 2002 and September 27, 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 27, 2003, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, in 2002 the Company changed its method of accounting for goodwill, pursuant to the adoption of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets.

Ernst & Young LLP

Boston, Massachusetts
May 21, 2004,
    except for Note 17, as to which the date is
        September     , 2004

The foregoing report is in the form that will be signed upon the completion of the stockholders' equity transactions described in Note 17 to the consolidated financial statements.

/s/ Ernst & Young LLP

Boston, Massachusetts
August 30, 2004

Beacon Roofing Supply, Inc.
Consolidated Balance Sheets

(Dollars in thousands, except per share data)	September 28 2002	September 27 2003	June 30 2004 (unaudited)

Assets
Current assets:
Cash	$69	$64	$473
Accounts receivable, less allowance of $1,860 in 2002, $2,322 in 2003 and $2,699 in 2004 for doubtful accounts	78,231	86,964	88,105
Inventories	48,811	55,077	67,544
Prepaid expenses and other assets	9,248	9,834	13,139
Deferred income taxes	1,964	2,317	2,318

Total current assets	138,323	154,256	171,579
Property and equipment, net	24,146	24,955	25,402
Goodwill, net	91,964	93,564	93,705
Other assets	3,499	2,933	1,706

Total assets	$257,932	$275,708	$292,392

Liabilities and stockholders' equity
Current liabilities:
Borrowings under revolving lines of credit	$65,901	$59,831	$49,798
Accounts payable	45,661	56,151	67,649
Accrued expenses	21,713	25,133	25,454
Warrant derivative liability	2,953	3,683	9,592
Current portions of long-term debt and capital lease obligations	12,292	9,200	6,308

Total current liabilities	148,520	153,998	158,801
Senior notes payable and other obligations, net of current portion	7,424	149	22,500
Junior subordinated notes payable	32,436	35,171	16,756
Subordinated notes payable to related parties	25,041	27,087	28,844
Deferred income taxes	5,862	8,797	8,532
Long-term obligations under capital leases, net of current portions	—	497	1,056
Warrant derivative liabilities	6,359	8,243	22,636
Commitments and contingencies
Stockholders' equity:
Class A Common Stock (voting); $.01 par value; 45,500,000 shares authorized; 18,020,443 shares issued in 2002 and 2003 and 18,091,988 issued in 2004	180	180	181
Class B Common Stock (nonvoting); $.01 par value; 45,500,000 shares authorized; none issued or outstanding	—	—	—
Additional paid-in capital	26,033	26,033	28,248
Deferred compensation	—	—	(1,107)
Treasury stock (172,627 shares in 2002, and 232,861 shares in 2003 and 2004 of Class A Common Stock), at cost	(400)	(515)	(515)
Retained earnings	7,383	14,488	4,592
Accumulated other comprehensive income (loss)	(906)	1,580	1,868

Total stockholders' equity	32,290	41,766	33,267

Total liabilities and stockholders' equity	$257,932	$275,708	$292,392

See accompanying notes.

Beacon Roofing Supply, Inc.
Consolidated Statements of Operations

	Year Ended			Nine Months Ended
(Dollars in thousands, except per share data)	Sept. 29 2001 (53 weeks)	Sept. 28 2002	Sept. 27 2003	June 30 2003 (unaudited)	June 30 2004 (unaudited)

Net sales	$415,089	$549,873	$559,540	$395,269	$472,714
Cost of products sold	321,153	413,925	418,662	295,312	351,955

Gross profit	93,936	135,948	140,878	99,957	120,759
Operating expenses:
Selling, general and administrative expenses	75,209	106,520	109,586	80,739	89,685

Income from operations	18,727	29,428	31,292	19,218	31,074

Other expense:
Interest expense	13,620	12,743	11,345	8,354	6,980
Interest expense—related party	2,082	2,565	2,707	2,036	2,225
Change in value of warrant derivatives	116	2,756	2,614	1,910	20,302
Loss on early retirement of debt	2,487	—	—	—	3,285

	18,305	18,064	16,666	12,300	32,792

Income (loss) before income taxes	422	11,364	14,626	6,918	(1,718)
Income taxes	798	6,153	7,521	3,855	8,178

Net income (loss)	$(376)	$5,211	$7,105	$3,063	$(9,896)

Net income (loss) per share:
Basic	$(0.03)	$0.29	$0.40	$0.17	$(0.56)

Diluted	$(0.03)	$0.29	$0.39	$0.17	$(0.56)

Weighted average shares used in computing net income (loss) per share:
Basic	15,019,783	17,697,484	17,841,976	17,847,807	17,823,346

Diluted	15,019,783	17,891,673	18,230,455	18,198,632	17,823,346

See accompanying notes.

Beacon Roofing Supply, Inc.
Consolidated Statements of Stockholders' Equity

	Class A Common Stock
			Additional Paid-in Capital				Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
(Dollars in thousands, except per share data)	Number of Shares	Amount		Deferred Compensation	Treasury Stock	Retained Earnings

Balances at September 30, 2000	10,552,701	$106	$4,886	$—	$(5)	$2,548	$(238)	$7,297
Issuance of Class A Common Stock	7,267,542	72	20,577					20,649
Repurchase of Class A Common Stock					(331)			(331)
Net loss (53 weeks)						(376)		(376)
Foreign currency translation adjustment							(671)	(671)

Comprehensive loss								(1,047)

Balances at September 29, 2001	17,820,243	178	25,463	—	(336)	2,172	(909)	26,568
Issuance of Class A Common Stock at below fair market value	200,200	2	570	$(522)				50
Amortization of deferred compensation				522				522
Repurchase of Class A Common Stock					(64)			(64)
Net income						5,211		5,211
Foreign currency translation adjustment							3	3

Comprehensive income								5,214

Balances at September 28, 2002	18,020,443	180	26,033	—	(400)	7,383	(906)	32,290
Repurchase of Class A Common Stock					(115)			(115)
Net income						7,105		7,105
Foreign currency translation adjustment							2,486	2,486

Comprehensive income								9,591

Balances at September 27, 2003	18,020,443	180	26,033	—	(515)	14,488	1,580	41,766
Issuance of Class A Common Stock and options to purchase Class A Common Stock at below fair market value (unaudited)	71,545	1	2,215	(1,966)				250
Amortization of deferred compensation (unaudited)				859				859
Net loss (unaudited)						(9,896)		(9,896)
Foreign currency translation adjustment (unaudited)							288	288

Comprehensive loss (unaudited)								(9,608)

Balances at June 30, 2004 (unaudited)	18,091,988	$181	$28,248	$(1,107)	$(515)	$4,592	$1,868	$33,267

See accompanying notes.

Beacon Roofing Supply, Inc.
Consolidated Statements of Cash Flows

	Year Ended			Nine Months Ended
(In thousands)	September 29 2001 (53 weeks)	September 28 2002	September 27 2003	June 30 2003 (unaudited)	June 30 2004 (unaudited)

Operating activities
Net income (loss)	$(376)	$5,211	$7,105	$3,063	$(9,896)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	6,239	5,851	6,047	4,860	5,033
Deferred interest	3,379	4,522	4,825	3,624	3,536
Stock compensation		522			859
Change in value of warrant derivatives	116	2,756	2,614	1,910	20,302
Loss on early retirement of debt	2,487				3,285
Unrealized gain (loss) on interest rate collar	895	(127)	(619)	—	(203)
Deferred income taxes	10	2,084	2,596	—	(265)
Changes in assets and liabilities, net of the effects of businesses acquired:
Accounts receivable	609	1,166	(7,201)	436	(688)
Inventories	3,006	2,313	(5,265)	(11,430)	(12,409)
Prepaid expenses and other assets	(2,641)	877	(801)	1,717	(3,195)
Accounts payable and accrued expenses	(4,670)	(3,647)	12,577	10,743	11,468

Net cash provided by operating activities	9,054	21,528	21,878	14,923	17,827
Investing activities
Purchases of property and equipment	(4,504)	(4,538)	(4,978)	(2,540)	(3,848)
Net proceeds from sale of property and equipment	—	1,035	314	—	—
Acquisition of businesses, net of cash acquired	(48,029)	(1,103)	—	—	—

Net cash used in investing activities	(52,533)	(4,606)	(4,664)	(2,540)	(3,848)
Financing activities
Borrowings (repayments) under revolving lines of credit	47,828	(10,786)	(7,219)	(1,403)	48,506
Borrowings (repayments) under senior notes payable, and other	21,089	(6,105)	(9,873)	(10,850)	27,169
Early extinguishment of debt	(43,400)	—	—	—	(66,556)
Proceeds from issuance of junior subordinated notes and warrants to purchase Class A Common Stock (repayment)	12,000	—	—	—	(21,500)
Net proceeds (repayments) on subordinated notes payable to related parties	2,045	(2,234)	(43)	(5)	—
Proceeds from sale of Class A Common Stock	8,229	—	—	—	250
Repurchase of Treasury Stock	(331)	(64)	(115)	(20)	—
Deferred financing costs	(2,934)			—	(1,461)

Net cash provided by (used in) financing activities	44,526	(19,189)	(17,250)	(12,278)	(13,592)
Effect of exchange rate changes on cash	(52)	65	31	30	22

Net increase (decrease) in cash	995	(2,202)	(5)	135	409
Cash at beginning of period	1,276	2,271	69	69	64

Cash at end of period	$2,271	$69	$64	$204	$473

Non-cash financing and investing activities:
Conversion of notes payable to stockholders into Class A Common Stock and subordinated notes payable to related party	$15,525	$—	$—	$—	$—

Issuance of Class A Common Stock and subordinated notes payable to related parties in connection with acquisition of business	$2,038	$—	$—	$—	$—

Capital lease transactions	$—	$—	$690	$—	$982

See accompanying notes.

Beacon Roofing Supply, Inc.
Notes to Consolidated Financial Statements
Year ended September 27, 2003
and nine months ended
June 30, 2004 (unaudited)
(dollars in thousands, except per share data)

1.    The Company

Business

Beacon Roofing Supply, Inc. (the Company), an investee company of Code, Hennessy & Simmons, LLC, was formed on August 22, 1997. The Company distributes roofing materials and other complementary building materials to customers in the Eastern United States, Texas and Canada through its wholly-owned subsidiaries, Beacon Sales Acquisition, Inc., Quality Roofing Supply Company, Inc., Beacon Roofing Supply Canada Company, Best Distributing Co., The Roof Center, Inc. and West End Lumber Company, Inc.

Basis of Presentation

The consolidated financial statements as of June 30, 2004 and for the nine months ended June 30, 2003 and 2004 have been prepared in accordance with generally accepted accounting principles for interim financial information and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by U.S. generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments, consisting only of normal recurring accruals, considered necessary for a fair presentation of the results of these interim periods have been included. The results of operations for the nine months ended June 30, 2004 are not necessarily indicative of the results that may be expected for the full year. All financial statement amounts and disclosures related to the nine-month periods ended June 30, 2003 and 2004 are unaudited.

Estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities, at the date of the consolidated financial statements. Actual amounts could differ from those estimates.

2.    Summary of Significant Accounting Policies

Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All inter-company transactions have been eliminated.

Fiscal Year

The Company's fiscal year ends on the close of business on the last Saturday in September of each year. Each of the Company's quarters ends on the last day of the calendar month. Fiscal 2001 included 53 weeks.

Industry Segment Information

Based on qualitative and quantitative criteria established by Statement of Financial Accounting Standards (SFAS) No. 131 (SFAS No. 131), Disclosures about Segments of an Enterprise and Related Information, the Company operates within one reportable segment, which is the wholesale distribution of building materials.

Inventories and Rebates

Inventories, consisting substantially of finished goods, are valued at the lower of cost or market. Cost is determined using the moving weighted-average cost method.

The Company's arrangements with vendors provides for rebates of a specified amount of consideration, payable when a number of measures, generally related to a specified cumulative level of purchases, have been achieved. The Company accounts for such rebates as a reduction of the prices of the vendor's products, inventory until the product is sold, at which time, such rebates reduce cost of sales in the accompanying consolidated statements of operations. Throughout the year, the Company estimates the amount of the rebates based upon the expected level of purchases. The Company continually revises these estimates to reflect actual rebates earned based on actual purchase levels.

In January 2003, the Emerging Issues Task Force (EITF) issued EITF No. 02-16, Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor (EITF No. 02-16) which states that cash consideration received from a vendor is presumed to be a reduction of the prices of the vendor's products or services and should, therefore, be characterized as a reduction of cost of sales when recognized in the statement of operations. That presumption is overcome when the consideration is either a reimbursement of specific, incremental, identifiable costs incurred to sell the vendor's products, or a payment for assets or services delivered to the vendor. Since the Company has treated all rebates as a reduction of the price of the vendor's products, adoption of EITF No. 02-16 in 2003 did not have a material impact on the Company's results of operations.

Property and Equipment

Property and equipment acquired in connection with acquisitions are recorded at fair market value as of the date of the acquisition; all other additions are recorded at cost. Depreciation is computed using the straight-line method over the following estimated useful lives:

Asset	Estimated Useful Life

Buildings	40 years
Equipment	3 to 5 years
Furniture and fixtures	5 to 10 years
Leasehold improvements	Shorter of the term of the lease or the estimated useful life

Revenue Recognition

The Company recognizes revenue in accordance with Securities and Exchange Commissions (SEC) Staff Accounting Bulletin 101, Revenue Recognition in Financial Statements, as amended by Staff Accounting Bulletin 104. The SEC requires that the following four basic criteria must be met before the Company recognizes revenue:

  •
  persuasive evidence of an arrangement exists;

  •
  delivery has occurred or services have been rendered;

  •
  the seller's price to the buyer is fixed or determinable; and

  •
  collectibility is reasonably assured.

The Company generally recognizes revenue at the point of sale or upon delivery to the customer site. For goods shipped by third party carriers, the Company recognizes revenue upon shipment since the terms are generally FOB shipping point.

The Company also ships certain products directly from the manufacturer to the customer. The Company recognizes the gross revenue for these sales upon notification of delivery from the vendor in accordance with EITF No. 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent.

The Company also provides certain job site delivery services, which includes crane rental and rooftop delivery of certain products, for which the associated revenues are recognized upon completion of the services. These revenues represent less than 2% of our sales.

All revenues recognized are net of allowances for discounts and estimated returns, which are also provided for at the time of pick up or delivery.

Shipping and Handling Costs

The Company classifies shipping and handling costs, consisting of driver wages and vehicle expenses, as selling, general and administrative expenses in the accompanying consolidated statements of operations. Shipping and handling costs were approximately $19,302 in fiscal 2001, $29,522 in fiscal 2002, and $31,465 in fiscal 2003.

Interest Rate Collars

The Company enters into interest rate collars to manage its interest rate exposure. These derivatives, which are not formal hedges, must be adjusted to fair value through income.

Warrant Derivative Liabilities

The Company has warrants outstanding that include a "put" feature, which allows the holder to require a fair market value cash settlement at a fixed date. The Company accounts for this warrant derivative in accordance with EITF 00-19 Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock. The warrants are included as a liability and valued at fair market value until the warrants are exercised or cash settled.

Concentrations of Risk

Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of accounts receivable. The Company's accounts receivable are principally from customers in the building industry located predominately in the Eastern United States and Canada. Concentration of credit risk with respect to accounts receivable, however, is limited due to the large number of customers comprising the Company's customer base. The Company performs credit evaluations of its customers; however, the Company's policy is not to require collateral. At September 28, 2002 and September 27, 2003, the Company had no significant concentrations of credit risk.

Approximately 66% of the Company's inventory purchases were from 7 vendors in fiscal 2001 and 2002 and 9 vendors in fiscal 2003.

Impairment of Long-Lived Assets

SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS No. 144), requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. If such asset is considered to be impaired, the impairment to be recognized is the amount by which the carrying amount of the asset, if any, exceeds its fair value determined using a discounted cash flow model.

Amortizable Intangible Assets

Amortizable intangible assets, which consist of non-compete agreements are amortized on a straight-line basis over 60 months and are tested for impairment under SFAS No. 144.

Goodwill

Goodwill represents the excess of the amount paid to acquire a company over the estimated fair value of the net assets acquired.

In fiscal 2002, the Company elected early adoption of the provisions of SFAS No. 142, Goodwill and Other Intangible Assets, (SFAS No. 142) which revised the accounting for goodwill and other intangible assets. Under this pronouncement, the Company no longer amortizes goodwill (see Note 4). Instead, the Company performs an annual impairment test for goodwill in accordance with SFAS No. 142, during the fourth quarter of each fiscal year and more frequently if an event or circumstances indicate that an impairment loss has been incurred. The Company performs the impairment test based upon one reporting unit.

Early Extinguishment of Debt

SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections, (SFAS No. 145) was issued in April 2002 and addresses the reporting of gains and losses resulting from the extinguishment of debt, accounting for sale-leaseback transactions and rescinds or amends other existing authoritative pronouncements. SFAS No. 145 requires that any gain or loss on extinguishment of debt that does not meet the criteria of Accounting Principles Board Opinion (APB) No. 30 for classification as an extraordinary item shall not be classified as extraordinary and shall be included in earnings from continuing operations. The loss on early retirement of debt in fiscal year 2001 and the nine months ended June 30, 2004 have been classified within other expense in the accompanying consolidated statements of operations.

Stock-Based Compensation

The Company accounts for its stock compensation arrangements with employees under the provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees. The Company has adopted the disclosure-only provisions of SFAS No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure.

Pro forma information regarding net income (loss) is required by SFAS No. 123. The fair value for options was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Year Ended			Nine Months Ended
	Sept. 29 2001	Sept. 28 2002	Sept. 27 2003	June 30 2003	June 30 2004
				(unaudited)	(unaudited)

Dividend yield	0.00%	0.00%	0.00%	0.00%	0.00%
Expected lives of options (years)	5.00	5.00	5.00	5.00	5.00
Risk-free interest rate	4.2%	3.0%	1.4%	1.4%	1.7%
Expected volatility	45%	45%	45%	45%	45%
Weighted average fair value of options granted	$0.75	$0.86	$1.14	$1.01	$3.58

For purposes of the required pro forma disclosures, the estimated fair value of the options is amortized to expense over the service period that generally is the option vesting period. Had compensation costs been determined consistent with SFAS No. 123, the Company's net income (loss) would have been the following pro forma amounts:

				Nine months ended
	Fiscal 2001	Fiscal 2002	Fiscal 2003	June 30 2003 (unaudited)	June 30 2004 (unaudited)

Net income (loss), as reported	$(376)	$5,211	$7,105	$3,063	$(9,896)
Add: stock-based compensation, net of tax					480
Less: stock-based compensation expense determined under fair value method, net of tax	(129)	(254)	(308)	(185)	(746)

Pro forma net income (loss)	$(505)	$4,957	$6,797	$2,878	$(10,162)
Net income (loss) per share, as reported:
Basic	$(0.03)	$0.29	$0.40	$0.17	$(0.56)
Diluted	$(0.03)	$0.29	$0.39	$0.17	$(0.56)

Net income (loss) per share, pro forma:
Basic	$(0.03)	$0.28	$0.38	$0.16	$(0.57)

Diluted	$(0.03)	$0.28	$0.37	$0.16	$(0.57)

Deferred Compensation (unaudited)

Deferred compensation represents the excess of fair market value over the exercise price of options granted to employees to purchase common stock and amounts associated with shares sold to employees at less than fair market value. Such amounts are amortized over the vesting period of the related awards. During the nine months ended June 30, 2004, the Company granted options to purchase common stock with an exercise price below fair value and issued common stock at below fair value resulting in the recognition of deferred compensation of $1,966, which is being amortized over a two year period.

Comprehensive Income (Loss)

The Company reports comprehensive loss in accordance with SFAS No. 130, Reporting Comprehensive Income (SFAS No. 130). SFAS No. 130 establishes rules for the reporting and display of comprehensive income (loss) and its components. Accumulated other comprehensive income (loss) as of September 28, 2002 and September 27, 2003 consists entirely of foreign currency translation.

Net Income (Loss) per Share

The Company computes net income (loss) per share in accordance with SFAS No. 128, Earnings per Share (SFAS No. 128). Under the provisions of SFAS No. 128, basic net income (loss) per common share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding. Diluted net income per common share is computed by dividing net income by the weighted-average number of common shares and dilutive common share equivalents then outstanding using the treasury stock method. For periods with net losses, the Company has excluded the impact of common share equivalents on diluted net loss per share as their impact would be anti-dilutive.

Common equivalent shares may consist of the incremental common shares issuable upon the exercise of stock options and warrants.

The following table reflects the calculation of weighted-average shares outstanding for each period presented:

	Year Ended			Nine Months Ended
	Sept. 29 2001	Sept. 28 2002	Sept. 27 2003	June 30 2003 (unaudited)	June 30 2004 (unaudited)

Weighted-average common shares outstanding for basic	15,019,783	17,697,484	17,841,976	17,847,807	17,823,346
Dilutive effect of employee stock options	—	194,189	388,479	350,825	—

Weighted-average shares assuming dilution	15,019,783	17,891,673	18,230,455	18,198,632	17,823,346

For the nine months ended June 30, 2004, options to purchase 1,904,284 shares of Common Stock and warrants to purchase 2,839,937 shares of Common Stock were outstanding but not included in the diluted weighted average common share calculation as the effect would have been anti-dilutive.

Fair Value of Financial Instruments

Financial instruments consist mainly of cash, accounts receivable, accounts payable, borrowings under its line of credit and long-term debt. At September 28, 2002 and September 27, 2003, the carrying amounts of these instruments approximate their fair values.

Income taxes

The Company accounts for income taxes using the liability method, which requires it to recognize a current tax liability or asset for current taxes payable or refundable and a deferred tax liability or asset for the estimated future tax effects of temporary differences between the financial statement and tax reporting bases of assets and liabilities to the extent that they are realizable. Deferred tax expense (benefit) results from the net change in deferred tax assets and liabilities during the year.

Foreign Currency Translation

The assets and liabilities of the Company's foreign subsidiary, Beacon Roofing Supply Canada Company, are translated into U.S. dollars at current exchange rates as of the balance sheet date, and revenues and expenses are translated at average monthly exchange rates. Net translation gains or losses are recorded directly to a separate component of stockholders' equity. Foreign currency transaction gains and losses were not material for any of the periods presented. The Company has inter-company debt from its Canadian subsidiary, which has been considered as long-term for financial reporting purposes since repayment is not planned or anticipated in the foreseeable future.

Recent Accounting Pronouncements

In January 2003, the Financial Accounting Standards Board (FASB) issued Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin (ARB) No. 51 (FIN 46). FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. However, in December 2003, the FASB deferred the effective date of FIN 46 to the end of the first interim or annual period ending after December 15, 2003 for those arrangements involving special purpose entities entered into prior to February 1, 2003. All other arrangements within the scope of FIN 46 are subject to its provisions beginning in 2004. The Company adopted FIN 46, as required, with no material impact to its consolidated financial position or results of operations.

3.    Acquisitions

In June 2001, the Company acquired certain assets and liabilities of The Roof Center, Inc. and West End Lumber Company, Inc. for approximately $48,715, net of the assumption of long-term debt. The purchase price, which includes the resolution of certain post closing working capital amounts in fiscal 2002, was allocated as follows:

Working capital	$25,560
Property and equipment	9,987
Other assets	100
Long-term debt	(2,038)
Goodwill	15,106

Cash consideration	$48,715

This acquisition has been accounted for as a purchase and the results of operations of the acquired businesses have been included in the accompanying consolidated statements of operations since the date of acquisition. The purchase price of the acquired business has been allocated to the acquired assets and assumed liabilities based upon their fair market values as determined by the Company and any excess purchase price assigned to goodwill.

4.    Goodwill and Other Intangible Assets

Goodwill, net, amounted to $91,964 and $93,564 at September 28, 2002 and September 27, 2003, respectively. Amortized intangible assets, included in other long-term assets, consist of non-compete agreements with a gross carrying value of approximately $1.0 million at September 28, 2002 and September 27, 2003, and accumulated amortization of $636 and $768 at September 28, 2002 and September 27, 2003, respectively. Amortization expense related to intangible assets amounted to approximately $120 annually in fiscal 2001, 2002 and 2003, and is estimated to be approximately the same annually over the remaining two years.

In fiscal year 2002, the Company's goodwill balance increased by $1,103 due to post-closing working capital amounts from the acquisition of the Roof Center, Inc. and West End Lumber Company Inc. The Company's goodwill balance increased by $1,600 in fiscal 2003 due to increases from foreign currency translations.

The following table presents prior year reported amounts adjusted to eliminate the effect of goodwill amortization in accordance with SFAS No. 142:

				Nine Months Ended
				June 30, 2003 (unaudited)	June 30, 2004 (unaudited)
	Fiscal Year Ended
	2001	2002	2003

Reported net income (loss)	$(376)	$5,211	$7,105	$3,063	$(9,896)
Add: goodwill amortization, net of income taxes	1,063

Adjusted net income (loss)	$687	$5,211	$7,105	$3,063	$(9,896)

Adjusted net income (loss) per share:
Basic	$0.05	$0.29	$0.40	$0.17	$(0.56)

Diluted	$0.05	$0.29	$0.39	$0.17	$(0.56)

5.    Property and Equipment

Property and equipment consist of the following:

	September 28 2002	September 27 2003	June 30, 2004 (unaudited)

Land	$1,639	$1,680	$1,680
Buildings and leasehold improvements	8,098	8,774	9,173
Equipment	21,760	26,429	30,672
Furniture and fixtures	3,008	3,530	3,723

	34,505	40,413	45,248
Less: accumulated depreciation and amortization	10,359	15,458	19,846

	$24,146	$24,955	$25,402

6.    Accrued Expenses

The significant components of accrued expenses are as follows:

	September 28 2002	September 27 2003	June 30, 2004 (unaudited)

Accrued inventory receipts	$10,252	$13,513	$12,598
Other	11,461	11,620	12,856

	$21,713	$25,133	$25,454

7.    Financing Arrangements

Senior Notes Payable

Senior notes payable consist of the following:

	September 28 2002	September 27 2003	June 30, 2004 (unaudited)

Senior notes payable to commercial lenders, due in varying quarterly payments of principal, plus required prepayment amounts and interest at the bank prime rate plus 1.75% (or three month LIBOR plus 3.00%) (4.80% at September 27, 2003) through June 2006*	$12,500	$9,075	$14,750
Senior notes payable to commercial lenders, due in equal quarterly payments of principal, plus interest at the bank prime rate plus 2.25% (or LIBOR plus 3.75%) (5.55% at September 28, 2002)*	6,000	—	13,750
Other	1,216	149

	19,716	9,224	28,500
Less current portion	12,292	9,075	6,000

	$7,424	$149	$22,500

*
See "March 2004 refinancing (unaudited)" on F-18.

The Company is required to prepay certain amounts of excess annual cash flows while the senior notes payable are outstanding. The Company has estimated this amount to be $9,075 (including regularly scheduled payments) for 2004, which is included in the current portion of long-term debt in the accompanying consolidated financial statements.

In September 2003, the Company purchased an interest rate collar derivative with a notional amount of $30,000, which establishes a floor of 1.69% and a cap of 3.00%, thereby reducing the potential impact of interest rate increases on future income. This instrument expires on September 12, 2005. The fair market value of the agreement resulted in a liability of $149 at September 27, 2003, which was determined based on current interest rates and expected trends. Since this instrument does not qualify as a hedge, changes in the unrealized gain or loss are recorded in interest expense in the accompanying statements of operations. The differentials to be paid or received under the terms of the agreement are accrued as interest rates change, and are recognized as an adjustment to interest expense related to the debt.

The Company had an interest rate collar derivative for a notional amount of $19,050 at September 28, 2002, which established a floor of 5.75% and a cap of 7.75%, and expired on June 30, 2003. The fair market value of the interest rate collar resulted in a liability of $768 at September 28, 2002.

Junior Subordinated Notes Payable

The Company has 18% junior subordinated notes payable to certain mezzanine financing providers in the amount of $32,436, $35,171, and $16,756 at September 28, 2002, September 27, 2003 and June 30, 2004 (unaudited), respectively (net of warrant allocation—see Note 8). Annual interest of 6% (included in the 18% annual rate) is deferred until maturity in August 2007, and is included in the principal balance. The notes are subordinate to the senior notes payable and borrowings under the revolving lines of credit.

Subordinated Notes Payable to Related Parties

Subordinated notes payable to related parties consist of the following:

	September 28 2002	September 27 2003	June 30, 2004 (unaudited)

12% subordinated notes payable, including deferred interest of $5,831 in 2002, $7,921 in 2003 and $9,679 at June 30, 2004 (unaudited), to stockholders and former owner, due August 2007 and 2010	$18,041	$20,087	$21,844
8% subordinated promissory notes payable to former owners, due in August 2007	7,000	7,000	7,000

	$25,041	$27,087	$28,844

Payment of the notes is subordinate to the senior notes payable due June 2006 and the junior subordinated notes payable due August 2007.

Revolving Lines of Credit

The Company has a revolving line of credit agreement (U.S. Revolver), which allows for borrowings up to $114,500, subject to a limitation based on a percentage of eligible inventories and accounts receivable and any borrowings outstanding under the Company's Canadian revolving line of credit. Interest is payable monthly at the bank prime rate (4.00% at September 27, 2003) plus 1.50%, or one month LIBOR (1.12% at September 27, 2003) plus 2.75%. This credit facility expires on June 8, 2006. Borrowings outstanding amounted to $59,543 and $52,399 at September 28, 2002, September 27, 2003, respectively. These amounts have been classified as current liabilities in the accompanying balance sheets in accordance with the consensus of EITF No. 95-22, Balance Sheet Classification of Borrowings Outstanding under Revolving Credit Agreements that include both a Subjective Acceleration Clause and a Lock-Box Arrangement (EITF No. 95-22).

The Company also has a revolving line of credit agreement which allows for borrowings up to $C15,000 (Canadian), subject to a limitation based on a percentage of eligible inventories and accounts receivable. As of September 27, 2003, interest is payable monthly at the Canadian Bank Prime Rate (4.5%) plus 2.75%. This credit facility expires June 8, 2006. Borrowings outstanding amounted to $6,358 and $7,432 (U.S.) at September 28, 2002 and September 27, 2003, respectively, have been classified as current liabilities in the accompanying balance sheets in accordance with the consensus of EITF 95-22.

The Company has $48,000 in borrowings available under the revolving lines of credit at September 27, 2003.

The borrowings under the senior notes payable and revolving lines of credit are collateralized by substantially all of the Company's assets and are subject to certain operating and financial covenants, which, among other things, restrict the payment of dividends.

The Company made interest payments amounting to $11,428 in fiscal year 2001, $11,290 in fiscal year 2002 and $9,621 in fiscal year 2003.

Annual principal payments for all outstanding borrowings for each of the next five years as of September 27, 2003 are as follows (prior to the refinancing discussed in the following paragraph):

Fiscal year

2004	$68,906
2005	149
2006	—
2007	64,932
2008	—

March 2004 Refinancing (unaudited)

On March 12, 2004, the Company refinanced its senior secured credit facilities (revolving lines of credit and term loans), executing term loans in the amount of $30 million due in quarterly installments through 2006 and reducing the interest rate for its U.S. revolving line of credit. The bank reduced the borrowing availability under the U.S. revolving line to $113 million from $114.5 million. The borrowing base for the Canadian revolving line of credit remained the same.

At June 30, 2004, there was $49.8 million outstanding under the revolving lines of credit and $63.8 million available for borrowing under the revolving lines of credit.

Interest on borrowings under the U.S. facilities is payable at the Company's election at either of the following rates:

  •
  an index rate (that is the higher of (a) the base rate for corporate loans quoted in The Wall Street Journal or (b) the Federal Reserve overnight rate plus 1/2 of 1%) plus a margin of 0.75% to 1.75%; or

  •
  the current LIBOR Rate plus a margin ranging from 2.00% to 3.00%.

Interest under the Canadian facility is payable at the Company's election at either of the following rates:

  •
  an index rate (that is the higher of (1) the Canadian prime rate as quoted in the Globe and Mail and (2) the 30-day BA Rate plus 1.25% plus 0.75%; or

  •
  the BA rate as described in the Canadian facility plus 2.00%.

The borrowings continue to be collateralized by substantially all of the Company's assets and are subject to certain operating and financial covenants, which, among other things, restrict the payment of dividends. The senior secured credit facilities have numerous restrictive covenants, including required fixed charge coverage ratios. As of June 30, 2004, the Company was in compliance with all covenants and financial ratio requirements.

In connection with this refinancing, the Company repaid $21.5 million of junior subordinated notes payable. The Company recognized a loss on early extinguishment of debt in the amount of approximately $3.3 million associated with the overall refinancing. The Company also extended maturity date of the remaining junior subordinated notes payable to September 6, 2008.

8.    Warrants and Related Derivative Liabilities

In 1997 in connection with the issuance of senior debt, the Company issued warrants to purchase 737,837 shares of Class B Common Stock at less than $0.01 per share, exercisable through August 2007.

The Company also issued warrants to purchase 1,487,850 and 614,250 shares of Class A Common Stock at $.01 per share, exercisable through September 2008, in connection with the issuance of junior subordinated notes payable in September 2000 and June 2001, respectively.

The Company allocated from the proceeds an aggregate of $4,669 to the value of the warrants based upon the Company's assessment of fair market value on the dates of issuance which is amortized into interest expense over the term of the notes. Each warrant includes a "put" feature which allows the holder to receive a cash settlement equivalent to the difference between the fair market value of the Company's common stock and the exercise price of the warrant. The put feature is available any time from five years after the date of the issuance of the warrant or upon the occurrence of certain events, including a change in control, qualified initial public offering or repayment of over 50% of the related debt outstanding.

The Company values the warrant derivatives using the fair market value of the Company's common stock adjusted for lack of marketability. The aggregate liability for the derivatives amounted to $9,312 at September 28, 2002, $11,926 at September 27, 2003 and $32,228 at June 30, 2004. The relevant assumptions included in the calculation were discounts ranging from 24% to 26% for September 28, 2002, from 21% to 23% for September 27, 2003, and from 16% to 20% for June 30, 2004.

At September 27, 2003, the derivative liability in the amount of $3,683 is currently due since the related put feature is exercisable. Derivative liabilities aggregating $8,243 are due between September 4, 2005 and June 5, 2006 and are included in long-term liabilities, although their payment may be accelerated upon the occurrence of certain events, including a change in control, qualified initial public offering or repayment of over 50% of the related debt outstanding. On July 30, 2004, holders of all warrants agreed to a cash settlement upon the effectiveness of the initial public offering at the initial public offering price. The holders also agreed to reimburse the Company for certain costs incurred in connection with the initial public offering.

Each dollar increase in the per share fair value of the common stock represents an increase of $2.8 million in the aggregate cash settlement of the liability.

In computing earnings per share, the Company has assumed the warrants will be settled in cash since the impact is more dilutive than the exercise of the warrants.

9.    Leases

The Company conducts certain of its operations in leased facilities, which are accounted for as operating leases. The leases typically provide for a base rent plus real estate taxes. The Company leases 15 buildings from certain stockholders for an aggregate of approximately $2,300 each year. The Company believes that the terms of these leases approximate fair value. The Company also leases certain equipment under a master lease agreement, which provides for borrowings of up to approximately $1,500. Assets acquired under this line are accounted for as capital leases. The Company has assets under capital lease obligations amounting to $690 and related accumulated amortization of $22 at September 27, 2003. Amortization of such equipment is included in depreciation and amortization expense.

At September 27, 2003, the minimal rental commitments under all noncancelable capital and operating leases with initial or remaining terms of more than one year are as follows:

	Capital Leases	Operating Leases

Year ending September
2004	$154	$7,480
2005	154	6,771
2006	154	6,527
2007	145	3,391
2008	90	865
Thereafter	—	566

Total minimum lease payments	697	$25,600

Less amount representing interest	(75)

Present value of minimum lease payments	622
Less current portion	(125)

	$497

Rent expense amounted to $5,813 in fiscal 2001, $7,218 in fiscal 2002 and $7,537 in fiscal 2003.

10.    Stock Option Plan and Common Stock

Stock Option Plan

The 1998 Stock Option Plan (the Plan) allows for the granting of options to purchase 2,115,750 shares of Class A Common Stock to certain directors and key employees of the Company. Options generally may be exercised beginning 18 months after the date of grant and terminate ten years thereafter. In the event of a change in control of the Company, all options are immediately vested.

Information regarding the Company's stock option plan is summarized below (not in thousands):

	Number of Shares	Range of Exercise Prices	Weighted- Average Exercise Price

Outstanding at September 30, 2000	410,865	$0.44-$1.27	$0.86
Granted	227,500	2.00	2.00

Outstanding at September 29, 2001	638,365	0.44-2.00	1.27
Granted	664,300	2.00	2.00
Canceled	(20,475)	1.27-2.00	1.76

Outstanding at September 28, 2002	1,282,190	0.44-2.00	1.64
Granted	386,750	2.80	2.80
Canceled	(391,300)	2.00-2.80	2.09

Outstanding at September 27, 2003	1,277,640	$0.44-$2.80	$1.85

There are options available for grant to purchase 838,110 shares of Class A Common Stock under the Plan at September 27, 2003. Options are exercisable for the purchase of 918,190 shares of Class A Common Stock at exercise prices ranging from $0.44 to $2.00 and a weighted-average exercise price of $1.50 at September 27, 2003.

There are options for the purchase of 833,560 shares of Class A Common Stock available for grant under the Plan and options exercisable for the purchase of 404,040 shares of Class A Common Stock at exercise prices ranging from $0.44 to $1.27 and a weighted-average exercise price of $0.86 at September 28, 2002.

The weighted-average contractual life of options outstanding at September 28, 2002 and September 27, 2003, was approximately 7 and 8 years, respectively.

Details regarding options to purchase common stock outstanding are as follows:

Exercise Price	Options Outstanding	Weighted Average Contractual Life	Options Exercisable

$0.44	201,565	5	201,565
1.27	202,475	6	202,475
2.00	514,150	7.6	514,150
$2.80	359,450	9	0.0

	1,277,640	7.33	918,190

Special Options Grant (unaudited)

The Company granted a stock purchase option to its new President and Chief Executive Officer (CEO) in October of 2003, under an executive securities agreement. The grant included options to purchase 336,700 shares of common stock at fair value which vests over two years. In January 2004, the Company and the CEO amended the special purchase option agreement to increase the number of shares that could be purchased under the option to 408,244 shares. Such amendment did not change the exercise price, contractual term or vesting of the original award. Under this option, the exercise price must be paid in cash, unless the Company permits otherwise. The option expires on October 20, 2013, and will be fully vested upon the completion of an initial public offering or certain other events. This option was not granted under our 1998 plan.

Options granted within 12 months of June 30, 2004

The Company has issued the following options within the 12 months of June 30, 2004:

Grant Date:	October 20, 2003	January 20, 2004	January 28, 2004

Number of options	336,700	227,500	71,544
Exercise price	$3.49	$3.49	$3.49
Fair value of stock	$3.49	$8.80	$8.80
Intrinsic value per option	—	$5.31	$5.31

Shares issued within 12 months of June 30, 2004

The Company has issued the following Class A Common Stock within 12 months of June 30, 2004:

Issue Date:	January 28, 2004

Number of shares	71,545
Purchase price	$3.49
Fair value of stock	$8.80
Intrinsic value per share	$5.31

Determining the fair value of the Company's stock requires making complex and subjective judgments. The Company uses a market approach to estimate the value of the enterprise. The market approach involves applying an appropriate market multiple to operating performance for the trailing twelve-month periods. The fair value of common stock issued as well as options granted to employees in October 2003 and January 2004 were originally estimated by the Company's Board of Directors, with input from management based on the valuation of the business using the operating results for fiscal 2003. Subsequent to the grant, the Company reassessed the value of the common stock given the significant improvement in the operating performance during the first half of 2004 as well as the pending initial public offering. This retrospective review indicated that the fair value of the stock was in excess of the option strike price at the grant date. As a result, deferred compensation of $1,966,000 was recorded for the intrinsic value of the stock, which is being amortized over the vesting period. During the nine months ended June 30, 2004, approximately $859,000 was recorded as compensation expense.

Common Stock

The Company has the right to repurchase certain shares of Class A Common Stock issued to employees and shares issuable upon exercise of certain stock options at the lower of cost or fair value upon termination of employment with cause or upon resignation. However, this repurchase right terminates upon an initial public offering or change in control.

The Company has determined that these awards are performance based and therefore, will recognize a charge for the intrinsic value of the award once the contingency is resolved.

The Company has included these awards in earnings per share since the holders of the shares are entitled to participate in dividends.

11.    Benefit Plans

The Company maintains defined contribution plans covering all full-time employees of the Company who have one year of service and are at least 21 years old. An eligible employee may elect to make a before-tax contribution of between 1% and 15% of his or her compensation through payroll deductions. The Company matches the first 50% of participant contributions and is limited to 6% of a participant's gross compensation (maximum Company match is 3%). Amounts charged to expense were $1,341 in fiscal 2001, $1,893 in fiscal 2002 and $2,442 in fiscal 2003.

The Company also contributes to an external pension fund for certain of its employees who belong to a local union. Annual contributions amounted to approximately $70 in each of the fiscal years presented.

12.    Income Taxes

The income tax provision consists of the following:

	Fiscal Year
	2001	2002	2003

Current:
Federal	$—	$2,414	$3,042
Foreign	516	594	982
State	272	1,061	901

	788	4,069	4,925
Deferred:
Federal	154	1,897	1,994
Foreign	(113)	(34)	121
State	(31)	221	481

	10	2,084	2,596

	$798	$6,153	$7,521

The following table shows the principal reasons for the difference between the effective income tax rate and the statutory federal income tax rate:

	Fiscal Year
	2001	2002	2003

Federal income taxes at statutory rate	34.0%	34.0%	34.0%
State income taxes, net of federal benefit	37.9	7.4	6.3
Non-deductible warrant derivative	9.4	8.3	6.1
Foreign income tax rate differential	63.1	3.7	4.9
Non-deductible meals and entertainment	13.6	.9	.8
Amortization of goodwill	29.0	—
Other	2.1	(.2)	(.7)

Total	189.1%	54.1%	51.4%

The effective tax rate was in excess of the statutory federal income tax rate for the nine months ended June 30, 2004 and 2003 due primarily to the impact of the non-deductible warrant derivative.

The components of the Company's deferred taxes are as follows:

	September 28 2002	September 27 2003

Deferred tax liabilities:
Excess tax over book depreciation and amortization	$6,162	$8,853
Other	89	60

	6,251	8,913
Deferred tax assets:
Interest rate collar	300	56
Allowance for doubtful accounts	715	887
Accrued vacation	226	166
Inventory valuation	1,112	1,324

	2,353	2,433

Net deferred income tax liabilities	$3,898	$6,480

The Company made tax payments of $853 in fiscal year 2001, $3,060 in fiscal year 2002 and $3,251 in fiscal year 2003. The Company used its remaining net operating loss carryforwards in the amount of $1,500 in fiscal year 2002.

The Company has operations in 12 U.S. states and three provinces in Canada, and it is subject to tax audits in each of these jurisdictions and federally in both the United States and Canada. These audits may involve complex issues, which may require an extended period of time to resolve. The Company has provided for its estimate of taxes payable in the accompanying financial statements. Additional losses are reasonably possible; however, the amounts can not be estimated.

13.    Related-Party Transactions

The Company's former legal service provider is also an investor in the Company. Fees paid to this provider amounted to $429 in fiscal 2001, $127 in fiscal 2002 and $156 in fiscal 2003. Additionally, the Company has paid management fees in the amount of $300 in fiscal 2001, 2002 and 2003 to its principal stockholder.

Holders of warrant derivative liabilities valued at approximately $1.0 million at September 28, 2002, $1.3 million at September 27, 2003 and $3.1 million at June 30, 2004 consist of the Company's principal investor, Code Hennessy & Simmons III, L.P., and certain management stockholders.

The Company believes all related party transactions are at arms-length and reflect the fair market value for services rendered to the Company.

14.    Contingencies

The Company is subject to loss contingencies pursuant to various federal, state and local environmental laws and regulations; however, the Company is not aware of any reasonably possible losses that would have a material impact on the results of operations, financial position, or liquidity. These include possible obligations to remove or mitigate the effects on the environment of the placement, storage, disposal or release of certain chemical or other substances by the Company or by other parties. In connection with its acquisitions, the Company has been indemnified for any and all known environmental liabilities as of the respective dates of acquisition. Historically, environmental liabilities have not had a material impact on the Company's results of operations, financial position or liquidity.

The Company is subject to litigation from time to time in the ordinary course of business, however, the Company does not expect the results, if any, to have a material adverse impact on its results of operations, financial position or liquidity.

15.    Geographic and Product Data

In accordance with the enterprise-wide disclosure requirements of SFAS No. 131, the Company's geographic and product information is as follows:

Year Ended
	September 29, 2001			September 28, 2002			September 27, 2003
	Net revenues	Income (loss) before taxes	Property and Equipment, net	Net revenues	Income before taxes	Property and Equipment, net	Net revenues	Income before taxes	Property and Equipment, net

U.S.	$348,084	$(429)	$21,864	$492,418	$9,988	$19,777	$498,508	$12,565	$19,751
Canada	67,005	851	3,976	57,455	1,376	4,369	61,032	2,061	5,204

Total	$415,089	$422	$25,840	$549,873	$11,364	$24,146	$559,540	$14,626	$24,955

	Nine Months Ended
	June 30, 2003 (unaudited)		June 30, 2004 (unaudited)
	Net revenues	Income (loss) before taxes	Net revenues	Income (loss) before taxes	Property and Equipment, net

U.S.	$355,981	$5,899	$428,121	$(2,501)	$20,644
Canada	39,288	1,019	44,593	783	4,758

Total	$395,269	$6,918	$472,714	$(1,718)	$25,402

Net revenues to external customers

	Year Ended			Nine Months Ended
	September 29 2001	September 28 2002	September 27 2003	June 30, 2003	June 30, 2004
				(unaudited)	(unaudited)

Residential roofing products	$153,125	$239,161	$241,343	$169,171	$204,369
Non-residential roofing products	183,173	186,512	188,030	130,370	150,861
Complementary building products	78,791	124,200	130,167	95,728	117,484

Total	$415,089	$549,873	$559,540	$395,269	$472,714

16.    Allowance for Doubtful Accounts

The activity in the allowance for doubtful accounts consists of the following:

Fiscal Year	Balance at beginning of year	Additions	Write-offs	Balance at end of year

September 29, 2001	$1,242	$2,867	$(1,950)	$2,159
September 28, 2002	2,159	1,516	(1,815)	1,860
September 27, 2003	$1,860	$2,088	$(1,626)	$2,322

17.    Subsequent Events

In July 2004, the Company's Board of Directors approved the following resolutions to occur prior to the effectiveness of the Company's initial public offering and subject to shareholder approval (which has been obtained):

  The 2004 Stock Plan, which allows for the granting of up to 2.2 million shares of Common Stock in the form of stock options or stock awards to key employees and members of the Board of Directors. The key terms of the grants are determined by the Company's Board of Directors and awards immediately vest upon a change in control.

  The authorization of 100 million shares of Common Stock and 5 million shares of Preferred Stock.

  The reclassification of each share of Class A Common Stock into one share of Common Stock and all authorized shares of Class A and Class B stock will cease to be authorized.

  A 4,550 to 1 stock split of the Common Stock in the form of the issuance of a dividend on the Company's Common Stock equal to 4,549 shares of Common Stock for each share of Common Stock outstanding. All share and per share amounts in the accompanying financial statements have been restated for all periods to give retroactive effect to the stock split.

In August 2004, the Company executed an amendment of its U.S. and Canadian senior secured credit facilities. The amendment is contingent on the Company's initial public offering closing on or before October 15, 2004, proceeds of such offering being applied, no event of default existing at such time, and other customary closing conditions being satisfied. The amendment is not effective until such contingencies are resolved. The amendment extends the maturity date of the facilities to September 30, 2009, including extending the installment schedule of the term loans so that the final payment is due on September 30, 2009 and expands the criteria for acquisitions which do not require lender consent. The amendment also changes the cash receipts lockbox arrangement to give the Company sole control over the funds in the Company's lockbox accounts, unless excess availability is less than $10 million or an event of default occurs, in which case the senior secured lenders have the right to take control over such funds and to apply such funds to repayment of the senior debt. Prior to the effectiveness of the amendment, the senior lenders have sole control over the funds in the Company's lockbox accounts.

13,500,000 shares

Common stock

Prospectus

Sole book-running manager
JPMorgan	William Blair & Company

Robert W. Baird & Co.

BB&T Capital Markets

Morgan Keegan & Company, Inc.

                           , 2004

Until                           , 2004, all dealers that buy, sell or trade in our common shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

        The following table sets forth all the costs and expenses, other than underwriting discounts, payable in connection with the issuance and distribution of the common stock being registered. Except as otherwise noted, the registrant will pay all of those amounts. All amounts shown below are estimates, except the registration fee:

Registration fee of Securities and Exchange Commission		$27,538
NASD filing fee		$22,235
Accountants' fees and expenses		*
Legal fees and expenses		*
Printing expenses		*
Transfer agent fees and expenses		*
Blue sky fees, expenses and legal fees		*
Miscellaneous		*

TOTAL	$	*

*
To be filed by amendment.

Item 14.    Indemnification of Directors and Officers

        Section 102 of the Delaware law allows a corporation to eliminate the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except in cases where the director breached his or her duty of loyalty to the corporation or its stockholders, failed to act in good faith, engaged in intentional misconduct or a knowing violation of the law, willfully or negligently authorized the unlawful payment of a dividend or approved an unlawful stock redemption or repurchase or obtained an improper personal benefit. The registrant's certificate of incorporation contains a provision which eliminates directors' personal liability as set forth above.

        The registrant's certificate of incorporation and bylaws provide in effect that the registrant shall indemnify its directors and officers to the extent permitted by the Delaware law. Section 145 of the Delaware law provides that a Delaware corporation has the power to indemnify its directors, officers, employees and agents in certain circumstances. Subsection (a) of Section 145 of the Delaware law empowers a corporation to indemnify any director, officer, employee or agent, or former director, officer, employee or agent, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding provided that such director, officer, employee or agent acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, provided that such director, officer, employee or agent had no reasonable cause to believe that his or her conduct was unlawful.

        Subsection (b) of Section 145 of the Delaware law empowers a corporation to indemnify any director, officer, employee or agent, or former director, officer, employee or agent, who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery shall determine that despite the adjudication of liability such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

        Section 145 further provides that to the extent that a director or officer or employee of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection therewith; that indemnification provided by Section 145 shall not be deemed exclusive of any other rights to which the party seeking indemnification may be entitled; and the corporation is empowered to purchase and maintain insurance on behalf of a director, officer, employee or agent of the corporation against any liability asserted against him or her or incurred by him or her in any such capacity or arising out of his or her status as such whether or not the corporation would have the power to indemnify him or her against such liabilities under Section 145; and that, unless indemnification is ordered by a court, the determination that indemnification under subsections (a) and (b) of Section 145 is proper because the director, officer, employee or agent has met the applicable standard of conduct under such subsections shall be made by (1) a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (3) by the stockholders.

        The registrant has in effect insurance policies for general officers' and directors' liability insurance covering all of its officers and directors.

Item 15.    Recent Sales of Unregistered Securities

        During the three years preceding the filing of this registration statement, we have issued the following securities which were not registered under the Securities Act of 1933, as amended (all share numbers before the proposed split):

        On June 6, 2001, we issued an aggregate of 23.66 shares of Class A common stock for an aggregate price of $307,580. The issuance of these shares was exempt from registration under the Securities Act of 1933, as amended, by virtue of Rule 506 as sales to accredited investors. On August 14, 2001, we issued an aggregate of 618.217 shares of Class A common stock for an aggregate price of $8,036,821. The issuance of these shares was exempt from registration under the Securities Act of 1933, as amended, by virtue of Rule 506 as sales to accredited investors. On July 1, 2002, we issued an aggregate of 44 shares of Class A common stock for an aggregate price, of $50,000. The issuance of these shares was exempt from registration under the Securities Act of 1933, as amended, by virtue of Rule 506 as sales to accredited investors. On January 28, 2004, we issued an aggregate of 15.724 shares of Class A common stock for an aggregate price of $250,000. The issuance of these shares was exempt from registration under the Securities Act of 1933, as amended, by virtue of Rule 506 as a sale to an accredited investor.

        On March 1, 2002, we granted our employees options to purchase an aggregate of 28.5 shares of Class A common stock with an aggregate exercise price of $259,350. The issuance of these options was exempt from registration under the Securities Act of 1933, as amended, by virtue of Rule 701. On March 1, 2002, we granted certain of our employees options to purchase an aggregate of 41.5 shares of Class A common stock with an aggregate exercise price of $377,650. The issuance of these options was exempt from registration under Section 4(2) of the Securities Act of 1933, as amended. On June 6, 2002, we granted one of our employees the option to purchase 76 shares of Class A common stock with an aggregate exercise price of $691,600. The issuance of this option was exempt from registration under Section 4(2) of the Securities Act of 1933, as amended. On January 3, 2003, we granted our employees options to purchase an aggregate of 49.5 shares of Class A common stock with an aggregate exercise price of $631,125. The issuance of these options was exempt from registration under the Securities Act of 1933, as amended, by virtue of Rule 701. On January 3, 2003, we granted certain of our employees options to purchase an aggregate of 35.5 shares of Class A common stock with an aggregate exercise price of $452,625. The issuance of this option was exempt from registration under Section 4(2) of the Securities Act of 1933, as amended. On January 20, 2004, we granted our employees options to purchase an aggregate of 50 shares of Class A common stock with an aggregate exercise price of $795,000. The issuance of these options was exempt from registration under the Securities Act of 1933, as amended, by virtue of Rule 701.

        On July 1, 2002, we granted our former CEO a special purchase option to purchase up to 25 shares of Class A common stock with an exercise price equal to fair market value, as determined by our Board at the start of the applicable option exercise windows. On October 20, 2003, we granted our CEO a special purchase option to purchase 74 shares of Class A common stock with an aggregate exercise price of $1,176,600. We then amended that special purchase option on January 28, 2004 to grant the employee the option to purchase an additional 15.72 shares with an exercise price equal to $249,948. The issuance of all of these special purchase options was exempt from registration under Section 4(2) of the Securities Act of 1933.

Item 16.    Exhibits and Financial Statement Schedules

        The Exhibits filed herewith are set forth on the Index to Exhibits filed as a part of this Registration Statement on page II-5 hereof.

Item 17.    Undertakings

        The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 14 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and, therefore, unenforceable. In the event a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer of controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes:

        (1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

        (2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused Amendment No. 4 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Peabody, Commonwealth of Massachusetts, on this 3rd day of September, 2004.

BEACON ROOFING SUPPLY, INC. (Registrant)
By:	/s/ DAVID R. GRACE David R. Grace Chief Financial Officer
SIGNATURE	TITLE	DATE

* Robert R. Buck	President, Chief Executive Officer and Director	September 3, 2004
* Andrew R. Logie	Chairman of the Board, Executive Vice President and Director	September 3, 2004
* David R. Grace	Chief Financial Officer and Chief Accounting Officer	September 3, 2004
* Peter M. Gotsch	Director	September 3, 2004
* Krista M. Hatcher	Director	September 3, 2004
* Brian P. Simmons	Director	September 3, 2004
* James J. Gaffney	Director	September 3, 2004
* By:	/s/ DAVID R. GRACE Attorney-in-fact

INDEX TO EXHIBITS

EXHIBIT NUMBER	EXHIBIT
1.1	Form of Underwriting Agreement**
3.1	Amended and Restated Certificate of Incorporation of Beacon Roofing Supply, Inc.**
3.1.1	Form of Second Amended and Restated Certificate of Incorporation of Beacon Roofing Supply, Inc. to be in effect upon the closing of this offering**
3.2	By-Laws of Beacon Roofing Supply, Inc.**
3.2.1	Form of Amended and Restated By-Laws of Beacon Roofing Supply, Inc. to be in effect upon the closing of this offering**
4.1	Form of Specimen Common Stock Certificate of Beacon Roofing Supply, Inc.**
5.1	Opinion of Schiff Hardin LLP**
10.1	Form of Registration Rights Agreement by and between Beacon Roofing Supply, Inc. and Code, Hennessy & Simmons III, L.P.**
10.2	Employment Agreement dated as of October 20, 2003 by and between Robert Buck and Beacon Sales Acquisition, Inc. d/b/a Beacon Sales Company**
10.3	Amendment to Employment Agreement dated as of May 19, 2004 by and between Robert Buck and Beacon Sales Acquisition, Inc. d/b/a Beacon Sales Company
10.4
Chief Executive Securities Agreement dated as of August 21, 1997 by and between Beacon Roofing Supply, Inc. (formerly known as Beacon Holding Corporation), Andrew Logie and Code, Hennessy & Simmons III, L.P.**
10.5	Executive Securities Agreement dated as of October 20, 2003 by and between Beacon Roofing Supply, Inc., Robert Buck and Code, Hennessy & Simmons III, L.P.**
10.6	Amendment to Executive Securities Agreement dated as of January 28, 2004 by and between Beacon Roofing Supply, Inc., Robert Buck and Code, Hennessy & Simmons III, L.P.**
10.7	Executive Securities Agreement dated as of August 21, 1997 by and among Beacon Roofing Supply, Inc. (formerly known as Beacon Holding Corporation), David Grace and Code, Hennessy & Simmons III, L.P.**
10.8	1998 Stock Option Plan**
10.9	2004 Stock Option Plan**
10.10	Amended and Restated Special Purchase Option Agreement dated January 28, 2004 by and between Beacon Roofing Supply, Inc. and Robert Buck**
10.11
Second Amended and Restated Loan and Security Agreement dated as of March 12, 2004, among Beacon Sales Acquisition, Inc., the Domestic Subsidiaries of Beacon Sales Acquisition, Inc. named therein, General Electric Capital Corporation, GECC Capital Markets Group, Inc., Fleet Capital Corporation, and the lenders party thereto**
10.12	Second Amended and Restated Loan and Security Agreement, dated as of March 12, 2004, among Beacon Roofing Supply Canada Company, GE Canada Finance Holding Company, and the lenders party thereto**

10.13	Management Services Letter Agreement dated August 21, 1997 by and between Beacon Sales Acquisition Inc. and CHS Management III, L.P.**
10.14
Consent and First Amendment to Second Amended and Restated Loan and Security Agreement dated as of August 6, 2004 by and among Beacon Sales Acquisition, Inc., the Domestic Subsidiaries of Beacon Sales Acquisition, Inc. named therein, General Electric Capital Corporation and the lenders party thereto
10.15
Consent and First Amendment to Second Amended and Restated Loan and Security Agreement dated as of August 6, 2004 by and among Beacon Roofing Supply Canada Company, GE Canada Finance Holding Company and the lenders party thereto
21.1	Subsidiaries of Beacon Roofing Supply, Inc.**
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm
23.2	Consent of Schiff Hardin LLP (contained in their opinion filed as Exhibit 5.1)
23.3	Consent of James J. Gaffney**
24.1	Powers of Attorney**
24.2	Power of Attorney of James J. Gaffney**

*
To be filed by amendment.
**
Previously filed.

QuickLinks

Table of contents
Prospectus summary
The offering
Summary consolidated financial data
Risk factors
Forward-looking statements
Use of proceeds
Dividend policy
Capitalization
Dilution
Selected consolidated financial data
Unaudited pro forma consolidated financial data
Unaudited pro forma consolidated balance sheet as of June 30, 2004
Unaudited pro forma consolidated statement of operations for the nine months ended June 30, 2004
Unaudited pro forma consolidated statement of operations for the year ended September 27, 2003
Notes to unaudited pro forma consolidated financial data (dollars in thousands, except per share data)
Management's discussion and analysis of financial condition and results of operations
Business
Management
Summary compensation table
Option grants in fiscal 2003
Aggregate option exercises in fiscal 2003 and fiscal year-end option values
Equity compensation plan information
Principal and selling stockholders
Relationships and transactions with related parties
Description of capital stock, certificate of incorporation and by-laws
Description of indebtedness
Shares eligible for future sale
Underwriting
Legal matters
Experts
Where you can find more information
  Index to consolidated financial statements
Report of Independent Registered Public Accounting Firm
Beacon Roofing Supply, Inc. Consolidated Balance Sheets
Beacon Roofing Supply, Inc. Consolidated Statements of Operations
Beacon Roofing Supply, Inc. Consolidated Statements of Cash Flows
Beacon Roofing Supply, Inc. Notes to Consolidated Financial Statements Year ended September 27, 2003 and nine months ended June 30, 2004 (unaudited) (dollars in thousands, except per share data)
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 13. Other Expenses of Issuance and Distribution
  Item 14. Indemnification of Directors and Officers
  Item 15. Recent Sales of Unregistered Securities
  Item 16. Exhibits and Financial Statement Schedules
  Item 17. Undertakings
SIGNATURES
INDEX TO EXHIBITS